Filed Pursuant to Rule 424(b)(4)
Registration No. 333-192862

PROSPECTUS

7,142,858 Shares

MALIBU BOATS, INC.

Class A Common Stock

This is the initial public offering of Class A Common Stock of Malibu Boats, Inc. No public market currently exists for our shares. Malibu Boats, Inc. is a newly-formed holding company that will hold an interest in, and be the sole managing member of, Malibu Boats Holdings, LLC.

We are selling 6,743,744 shares of our Class A Common Stock and the selling stockholders identified in this prospectus are offering 399,114 shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We intend to use a portion of the net proceeds from this offering to purchase equity interests in Malibu Boats Holdings, LLC from our existing owners. The initial public offering price is $14.00 per share. Our Class A Common Stock has been approved for listing on the Nasdaq Global Select Market under the symbol “MBUU.”

Immediately following this offering, the holders of our Class A Common Stock will collectively own 100% of the economic interest in Malibu Boats, Inc., which will own approximately 45.3% of the economic interest in Malibu Boats Holdings, LLC. Immediately following this offering, the holders of our Class A Common Stock will collectively have approximately 45.3% of the voting power of Malibu Boats, Inc., and holders of our Class B Common Stock will collectively have approximately 54.7% of the voting power of Malibu Boats, Inc.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 22.

	Per Share	Total
Initial public offering price	$14.00	$100,000,012
Underwriting discounts and commissions(1)	$0.98	$7,000,001
Proceeds to us, before expenses	$13.02	$87,803,547
Proceeds to selling stockholders, before expenses	$13.02	$5,196,464

(1)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,071,429 additional shares of Class A Common Stock to cover over-allotments.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A Common Stock to purchasers on or about February 5, 2014.

RAYMOND JAMES	WELLS FARGO SECURITIES

SUNTRUST ROBINSON HUMPHREY	BMO CAPITAL MARKETS

The date of this prospectus is January 30, 2014.

LIFE WITHOUT LIMITS

LIFE WITHOUT LIMITS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf in connection with this offering. We have not, the selling stockholders have not and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

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Unless otherwise expressly indicated or the context otherwise requires:

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we use the terms “Malibu Boats,” the “Company,” “we,” “us,” “our” or similar references to refer (1) prior to the consummation of the offering transactions described under “History and Formation Transactions—Organizational Structure,” to Malibu Boats Holdings, LLC, or the LLC, and its consolidated subsidiaries and (2) after the offering transactions described under “History and Formation Transactions—Organizational Structure,” to Malibu Boats, Inc. and its consolidated subsidiaries;

•	we refer to the owners of membership interests in the LLC immediately prior to closing of the offering, collectively, as our “existing owners”;

•	we refer to The Canyon Value Realization Master Fund, L.P. and BC-MB GP as the “selling stockholders”;

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references to “fiscal year” refer to the fiscal year of Malibu Boats, which ends on June 30. Fiscal years 2012 and 2013 for the LLC ended on June 30, 2012 and 2013, respectively. Fiscal year 2014 will end on June 30, 2014;

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we use the term “performance sport boat category” to refer to our industry category, primarily consisting of fiberglass boats equipped with inboard propulsion and ranging from 19 feet to 26 feet in length, which we believe most closely corresponds to (1) the inboard ski/wakeboard category, as defined and tracked by the National Marine Manufacturers Association, or NMMA, and (2) the inboard skiboat category, as defined and tracked by Statistical Surveys, Inc., or SSI; and

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references to certain market and industry data presented in this prospectus are determined as follows: (1) U.S. boat sales and unit volume for the overall powerboat industry and any powerboat category during any calendar year are based on retail boat market data from the NMMA; (2) U.S. market share and unit volume for the overall powerboat industry and any powerboat category during any calendar year ended December 31 are based on comparable same-state retail boat registration data from SSI, as reported by the 50 states for which data was available as of the date of this prospectus; (3) U.S. market share and unit volume for the overall powerboat industry and any powerboat category during any interim period ended June 30, including our fiscal year, are based on comparable same-state retail boat registration data from SSI, as reported by the 47 states for which data was available as of the date of this prospectus; (4) U.S. market share and unit volume for the overall powerboat industry and any powerboat category during any interim period ended September 30 are based on comparable same-state retail boat registration data from SSI, as reported by the 47 states for which data was available as of the date of this prospectus; and (5) market share among U.S. manufacturers of exports to international markets of boats in any powerboat category for any period is based on data from the Port Import Export Reporting Service, available through September 30, 2013, and excludes such data for Australia and New Zealand.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus, and is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. We include a glossary of some of the terms used in this prospectus as Appendix A. Before investing in our Class A Common Stock, par value $0.01 per share, or Class A Common Stock, you should read this entire prospectus, including the information set forth under the heading “Risk Factors” and the financial statements and the notes thereto.

Our Company

We are a leading designer, manufacturer and marketer of performance sport boats, having the #1 market share position in the United States since 2010. Our boats are used for water sports, including water skiing, wakeboarding and wake surfing, as well as general recreational boating. Since inception in 1982, we believe we have been a consistent innovator in the powerboat industry, designing products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key aspect of their lifestyle. We believe many of our innovations, such as our proprietary Surf Gate technology launched in 2012, expand the market for our products by introducing consumers to new and exciting recreational activities. We believe that our boats are increasingly versatile, allowing consumers to use them for a wide range of activities that enhance the experience of a day on the water with family and friends. While there is no guarantee that we will achieve market share growth in the future, we believe that the performance, quality, value and multi-purpose features of our boats position us to achieve our goal of increasing our market share in the expanding recreational boating market.

We sell our high performance boats under two brands—Malibu and Axis Wake Research, or Axis. Our flagship Malibu brand boats offer our latest innovations in performance, comfort and convenience, and are designed for consumers seeking a premium boating experience. Retail prices of our Malibu boats typically range from $55,000 to $120,000. We launched our Axis brand of boats in 2009 to appeal to consumers who desire a more affordable product but still demand high performance, functional simplicity and the option to upgrade key features. Retail prices of our Axis boats typically range from $40,000 to $85,000.

All of our boats are built and tested at our corporate headquarters near Knoxville, Tennessee. Our boats are constructed of fiberglass, equipped with inboard propulsion systems and available in a range of sizes and hull designs. We employ experienced product development and engineering teams that enable us to offer a range of models across each of our brands while consistently introducing innovative features in our product offerings. Our engineering team closely collaborates with our manufacturing personnel in order to improve product quality and process efficiencies. The results of this collaboration are reflected in our achievement of an adjusted EBITDA of $31.8 million and net income of $18.0 million for fiscal year 2013 and receipt of numerous industry awards, including the Watersports Industry Association’s Innovation of the Year in 2010 and 2013. For the definition of adjusted EBITDA and a reconciliation to net income, see “—GAAP Reconciliation of Non-GAAP Financial Measures.”

We sell our boats through a dealer network that we believe is the strongest in the performance sport boat category. As of September 30, 2013, our distribution channel consisted of 116 independent dealers in North America operating in 139 locations and 49 independent dealer locations across 36 countries outside of North America. Our boats are the exclusive performance sport boats offered by the majority of our dealers. Additionally, we have an exclusive licensee in Australia that we believe is the largest performance sport boat manufacturer in that country. Our dealer base is an important part of our consumers’ experience, our marketing efforts and our brands. We devote significant time and resources to find, develop and improve the performance of our dealers and believe our dealer network gives us a distinct competitive advantage.

We have experienced significant growth in net sales and profitability over the last several years. For our fiscal year ended June 30, 2013, net sales, adjusted EBITDA and net income (loss) were $167.0 million, $31.8 million and $18.0 million, respectively, compared to $140.9 million, $19.9 million and $11.1 million, respectively, for fiscal year 2012 and $100.0 million, $7.9 million and approximately $(543,000), respectively, for fiscal year 2011. For the three months ended September 30, 2013, our net sales, adjusted EBITDA and net income were $43.3 million, $8.2 million and $5.2 million, an increase of 30.6%, 48.4% and 710.5%, respectively, compared to the three months ended September 30, 2012. The increase in net income for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 was largely attributable to a one-time management fee payment of $2.1 million to Malibu Boats Investor, LLC, an affiliate, during the three months ended September 30, 2012. For the definition of adjusted EBITDA and a reconciliation to net income, see “—GAAP Reconciliation of Non-GAAP Financial Measures.”

Our Strengths

#1 Market Share Position in Performance Sport Boat Category. We held the number one market share position, based on unit volume, in the United States among manufacturers of performance sport boats for 2010, 2011, 2012 and the nine months ended September 30, 2013. We have grown our U.S. market share from 23.2% in 2008, the year prior to the arrival of our current Chief Executive Officer and Chief Financial Officer, to 30.6% in 2012. The following table reflects our U.S. market share in the performance sport boat category compared to the market share of our competitors for the periods shown:

Manufacturer/Brand(s)	U.S. Market Share in Performance Sport Boat Category
	2008	2009	2010	2011	2012	Nine Months Ended September 30, 2013
Malibu Boats/Malibu and Axis	23.2%	23.5%	24.3%	28.8%	30.6%	32.9%
MasterCraft Boat Company, LLC/MasterCraft	23.8	24.6	23.4	24.2	21.7	19.7
Correct Craft, Inc./Nautique	15.2	13.9	15.9	14.8	14.5	15.5
Skier’s Choice, Inc./Supra and Moomba	16.5	15.6	16.6	15.6	14.7	12.9
All others	21.3	22.4	19.8	16.6	18.5	19.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In addition, our 40.1% market share of performance sport boat exports to international markets in the 12 months ended September 30, 2013 was the highest among U.S. manufacturers.

Performance Sport Boat Category Taking Share. As the recovery in the general economy and overall powerboat industry has continued, the performance sport boat category in which we participate has experienced one of the highest growth rates. New unit sales of performance sport boats in the United States increased by 13% from 2011 to 2012, while new unit sales of all other powerboats in the United States increased 10% over the same period. This trend continued in 2013, as new unit sales of performance sport boats and all other powerboats in the United States increased by 11% and 2%, respectively, during the nine months ended September 30, 2013. We believe this is largely attributable to increased innovation in the features, designs and layouts of performance sport boats, which has improved the performance, functionality and versatility of these boats versus other recreational powerboats, particularly the larger category of sterndrive boats. We believe that we have been at the forefront of product innovation and will continue to appeal to a broader consumer base that values our boats not only for water sports, but also for general recreational boating and leisure activities. We believe that our market-leading position within our expanding category will create continued growth opportunities for us.

Poised to Take Advantage of the Performance Sport Boat Market Recovery. With our leading and growing market share in our category, we believe that we are well-positioned to take advantage of the ongoing recovery in the powerboat market. While the performance sport boat category grew 13% in 2012, new unit sales remained significantly below historical peaks. As illustrated in the chart below, the 5,500 new units sold in 2012 were 53% below the average annual new unit sales volume of 11,714 observed between 2001 and 2007 and 58% below the 13,100 new units sold in 2006. While there is no guarantee that the market will continue to grow or return to historical sales levels, we believe we are in the early stages of a recovery that presents significant opportunity for growth.

Even if the performance sport boat market does not reach previous peak levels, we believe that our #1 market share position in a category that is growing faster than the overall powerboat industry, our investments in the Company during and subsequent to the economic downturn, and our innovative product offering should drive superior performance.

Industry-leading Product Design and Innovation. We believe that our innovation in the design of new boat models and new features has been a key to our success, helping us increase our market share within our category and generally broaden the appeal of our products among recreational boaters. As a result of the features we have introduced, we believe that our boats are used for an increasingly wide range of activities and are increasingly easier to use, while maintaining the high performance characteristics that consumers expect. Additionally, by introducing new boat models in a range of price points, sizes, bow and hull designs, and optional performance features, we have enhanced consumers’ ability to select a boat suited to their individual preferences. Our commitment to, and consistency in, developing new boat models and introducing new features are reflected in several notable achievements, including:

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release of our patented Surf Gate technology in 2012, which allows users to surf on either side of the boat’s wake, generates a better quality surf wave and was the Watersports Industry Association’s Innovation of the Year in 2013;

•	launch of the Axis brand of boats in 2009, designed from the ground up to be an entry-level product, which has already captured a 6.0% share of the U.S. market in our category; and

•	introduction of the patented Power Wedge in 2006, which gives boaters the ability to customize the size and shape of the boat’s wake with the push of a button.

Strong Dealer Network. We have worked diligently with our dealers to develop the strongest distribution network in the performance sport boat category. We believe that our distribution network of 139 North American dealer locations and 49 international dealer locations allows us to distribute our products more broadly and effectively than our competitors. For fiscal year 2013, our dealers held the #1 market share position for the performance sport boat category in 75 of 133 U.S. markets. We have nominal dealer concentration, with our largest dealer responsible for less than 6.0% of our unit volume and our top ten dealers representing 36.1% of our unit volume in fiscal year 2013. We continually review our geographic coverage to identify opportunities for expansion and improvement, and have added 33 new North American dealer locations in the past five years to address previously underserved markets. In addition, we have strengthened our dealer network by replacing 36 dealer locations in the past five years, 18 of which were converted from selling one of our competitor’s products.

Highly Recognized Brands. We believe our Malibu and Axis brands are widely recognized in the powerboat industry, which helps us reach a growing number of target consumers. For over 30 years, our Malibu brand has generated a loyal following of recreational boaters and water sports enthusiasts who value the brand’s premium performance and features. Our Axis brand has grown rapidly as consumers have been drawn to its more affordable price point and available optional features. We believe that the appeal of our high performance and innovative products with athletes and enthusiasts contributes to our brand awareness with dealers and with consumers. We are able to build on this brand recognition and support through a series of marketing initiatives coordinated with our dealers or executed directly by us. Many of our marketing efforts are conducted on a grass-roots level domestically and internationally. Key grass-roots initiatives include: production and distribution of water sports videos; online and social marketing; on-the-water events; athlete, tournament and water sport facility sponsorships; and participation and product placement at important industry events. Additionally, our boats, their innovative features, our sponsored athletes and our dealers all frequently win industry awards, which we believe further boosts our brand recognition and reputation for excellence. We believe our marketing strategies and accomplishments enhance our profile in the industry, strengthen our credibility with consumers and dealers and increase the appeal of our brands.

Compelling Margins and Cash Flow. Our adjusted EBITDA margin was 19.0% for fiscal year 2013. For the definition of adjusted EBITDA margin and a reconciliation to net income, see “—GAAP

Reconciliation of Non-GAAP Financial Measures.” In recent years, we have implemented a number of initiatives to reduce our cost base and improve the efficiency of our manufacturing process. Re-engineering the manufacturing process in our Tennessee facility has reduced labor hours per boat produced, and close collaboration between our product development and manufacturing teams has improved production throughput and product quality. Further, vertical integration of tower and tower accessory production has allowed us to increase incremental margin per boat sold. As a result of these and other initiatives, adjusted EBITDA for fiscal year 2013 grew 59.9% on net sales growth of 18.5%, as compared to fiscal year 2012. Our low capital expenditure requirements and a highly efficient working capital cycle allowed us to generate significant excess cash flow in fiscal years 2012 and 2013. We believe our strong cash flow increases our financial stability and provides us with more flexibility to invest in growth initiatives.

Highly Experienced Management Team. Our experienced management team has demonstrated its ability to identify, create and integrate new product innovations, improve financial performance, optimize operations, enhance our distribution model and recruit top industry talent. Our Chief Executive Officer, Jack Springer, joined Malibu Boats in 2009 and has assembled an executive team with strong, complementary talents and experience. This team has led a workforce that we believe has produced superior results, including market share gains, sales growth and profitability improvement in each year since 2009.

Our Strategy

We intend to capitalize on the ongoing recovery in the powerboat market through the following strategies:

Continue to Develop New and Innovative Products in Our Core Markets. We intend to continue developing and introducing new and innovative products—both new boat models to better address a broader range of consumers and new features to deliver better performance, functionality, convenience, comfort and safety to our consumers. We believe that new products and features are important to the growth of our market share, the continued expansion of our category and our ability to maintain attractive margins.

Our product development strategy consists of a two-pronged approach. First, we seek to introduce new boat models to target unaddressed or underserved segments of the performance sport boat category, while also updating and refreshing our existing boat models regularly. For example, we introduced Axis-branded boats starting in 2009 to address the entry-level segment of our category, and we launched the Malibu Wakesetter MXZ product line in 2012 to enter the premium “picklefork” bow design segment of our market. Second, we seek to develop and integrate innovative new features into our boats, such as Surf Gate, Malibu Touch Command and Power Wedge. We intend to continue releasing new products and features multiple times during the year, which we believe enhances our reputation as a leading-edge boat manufacturer and provides us with a competitive advantage.

Capture Additional Share from Adjacent Boating Categories. Our culture of innovation has enabled us to expand the market for our products by attracting consumers from other categories, most notably from the sterndrive category. As illustrated by the chart below, the new unit sales volume of performance sport boats steadily increased from 2001 through 2012 as a percentage of the total new unit sales volume of performance sports boats and sterndrive boats. While there is no guarantee that this trend will continue in the future, we believe our market-leading position and broad offering of boat models and features will continue to attract consumers to our performance sport boats.

U.S. Performance Sport Boats Percentage of Total New Unit Sales Volume for Performance Sport Boats and Sterndrive Boats

We intend to continue to enhance the performance, comfort and versatility of our products in order to further target crossover consumers seeking high-performance powerboats for general recreational activity. For example, we believe that one of our newest boat models, the Wakesetter 24 MXZ, appeals to a broader range of recreational boaters by offering the performance benefits of our products, including superior drivability and water sports versatility, while also providing greater seating capacity, a roomy, plush interior and extensive storage space to allow an increased number of family and friends to spend time together on the water.

Further Strengthen Our Dealer Network. Our goal is to achieve and maintain leading market share in each of the markets in which we operate. We continually assess our distribution network and take the actions necessary to achieve our goal. We intend to strengthen our current footprint by selectively recruiting market-leading dealers who currently sell our competitors’ products. In addition, we plan to continue expanding our dealer network in certain geographic areas to increase consumer access and service in markets where it makes strategic sense. In the past five years, we have added 33 new dealer locations in the United States and Canada to provide incremental geographic coverage. We believe our targeted initiatives to enhance and grow our dealer network will increase unit sales in the future.

Accelerate International Expansion. Based on our U.S. leadership position, brand recognition, diverse, innovative product offering and distribution strengths, we believe that we are well-positioned to increase our international sales. Our 40.1% market share of performance sport boat exports to international markets in the 12 months ended September 30, 2013 was the highest among U.S. manufacturers. Our unit sales outside of North America, however, represented less than 5.0% of our total sales volume in fiscal year 2013. We believe we will increase our international sales both by promoting our products in developed markets where we have a well-established dealer base, such as Western Europe, and by penetrating new and emerging markets where we expect rising consumer incomes to increase demand for recreational products, such as Asia and South America, although there is no guarantee that our efforts will be successful or that international sales will increase.

Our Market Opportunity

During 2012, retail sales of new powerboats in the United States totaled $5.8 billion. Of the powerboat categories defined and tracked by the NMMA, our core market corresponds most directly to the inboard ski/wakeboard category, which we refer to as the performance sport boat category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the NMMA, including sterndrive boats, outboard boats and jet boats. For 2012, retail sales of new performance sport boats, sterndrive boats, outboard boats and jet boats in the United States were $375 million, $883 million, $2.6 billion and $160 million, respectively. As a result, we believe the total addressable market for our products in the United States alone is over $4 billion.

We believe we are well-positioned to benefit from several trends underway in our addressable market, including:

•	improving macroeconomic environment driving increased consumer demand for boats;

•	improved dealer inventory positions; and

•	increasing ages of used boats driving new boat sales.

For more information, see “Business—Our Market Opportunity.”

Our Structure

Malibu Boats, Inc. intends to use a portion of the net proceeds from this offering to purchase newly-issued units of Malibu Boats Holdings, LLC, or the LLC Units, from the LLC for an aggregate of $69.8 million. The LLC will use these proceeds (1) to pay down all of the amounts owed on our credit facilities and term loans in an amount equal to $63.4 million, (2) to pay Malibu Boats Investor, LLC, an affiliate, a fee of $3.75 million upon the consummation of this offering in connection with the termination of our management agreement, and (3) for other general corporate purposes, as further described under “Use of Proceeds.” Malibu Boats, Inc. will use all of the remaining net proceeds from this offering, or $18.1 million (or $29.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders), to purchase LLC Units from existing owners, as described under “History and Formation Transactions—Organizational Structure—Offering Transactions.” After the offering, Malibu Boats, Inc. will hold 10,155,578 LLC Units, representing a 45.3% equity interest in the LLC.

Malibu Boats, Inc. is a Delaware corporation formed to serve as a holding company that will hold an interest in the LLC. Malibu Boats, Inc. has not engaged in any business or other activities other than in connection with its formation. The board of directors of Malibu Boats, Inc. includes four affiliates of the LLC and five directors who are independent under the corporate governance standards under the rules of the Nasdaq Global Market, or Nasdaq, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information, see “Management—Executive Officers and Directors.” Following this offering, Malibu Boats, Inc. will remain a holding company with an equity interest in the LLC. Malibu Boats, Inc. will become the sole managing member of the LLC, will operate and control all of its business and affairs and will consolidate its financial results. The limited liability company agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by our existing owners with a single new class of LLC Units and to provide that the conduct, control and management of the LLC shall be vested exclusively in Malibu Boats, Inc., as sole managing member. The other members of the LLC will not have the right to remove the sole managing member for any reason.

We and our existing owners will also enter into an exchange agreement under which (subject to the terms of the exchange agreement) they will have the right to exchange their LLC Units for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election. For more information, see “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Holders of our Class A Common Stock and our Class B Common stock will have voting power over Malibu Boats, Inc., the sole managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. In connection with the offering, Malibu Boats, Inc. will issue to each holder of a LLC Unit, for nominal consideration, one share of Class B Common Stock of Malibu Boats, Inc., each of which provides its owner with no economic rights but entitles the holder to one vote on matters presented to stockholders of Malibu Boats, Inc. for each LLC Unit held by such holder, as described in “Description of Capital Stock—Common Stock—Voting Rights.” Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

As a result of these transactions:

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the investors in this offering will collectively own 7,142,858 shares of our Class A Common Stock (or 8,214,287 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

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our existing owners will hold 12,272,989 LLC Units, representing 54.7% of the economic interest in the LLC (or 11,373,735 LLC Units, representing 50.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

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the selling stockholders will collectively own 3,012,720 shares of our Class A Common Stock (or 2,840,545 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

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the investors in this offering will collectively have 31.8% of the voting power in Malibu Boats, Inc. (or 36.6% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

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our existing owners, through their holdings of our Class B Common Stock, will collectively have 54.7% of the voting power in Malibu Boats, Inc. (or 50.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

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the selling stockholders will collectively have 13.4% of the voting power in Malibu Boats, Inc. (or 12.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders); and

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Malibu Boats, Inc. will hold 10,155,578 LLC Units (or 11,054,832 LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A Common Stock from us and the selling stockholders), representing 45.3% of the economic interest in the LLC (or 49.3% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) and will exercise exclusive control over the LLC, as its sole managing member.

We intend to enter into a voting agreement with certain affiliates. Under the voting agreement, Black Canyon Management LLC will be entitled to nominate to our board of directors a number of designees equal to (1) 20% of the total number of directors comprising our board of directors at such time as long as Black Canyon Management LLC and its affiliates and Jack D. Springer, Wayne R. Wilson and Ritchie L. Anderson, our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, together beneficially own 15% or more of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class, and (2) 10% of the total number of directors comprising the board of directors at such time as long as Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together beneficially own more than 5% but less than 15% of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class. For purposes of calculating the number of directors that Black Canyon Management LLC is entitled to nominate pursuant to this formula, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of the board of directors (e.g., one and one-third (1 1/3) directors equates to two directors). In addition, Black Canyon Management LLC will have the right to remove and replace its director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies. Messrs. Springer, Wilson and Anderson will be required to vote any of their LLC Units in favor of the director or directors nominated by Black Canyon Management LLC. After the offering, Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together will beneficially own 41.9% of the voting power of the shares of Class A Common Stock and Class B Common Stock.

The limited liability company agreement of the LLC will provide that it may be amended, supplemented, waived or modified by the written consent of Malibu Boats, Inc., as managing member of the LLC, in its sole discretion without the approval of any other holder of LLC Units, except that no amendment may materially and adversely affect the rights of a holder of LLC Units without the consent of such holder, other than on a pro rata basis with other holders of LLC Units. In addition, pursuant to the limited liability company agreement, Malibu Boats, Inc. will have the right to require all members to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc.

The diagram below depicts our organizational structure immediately following this offering and assumes all the shares offered hereby are sold, including the over-allotment:

In connection with the offering, Malibu Boats, Inc. will enter into a tax receivable agreement with our existing owners that provides for the payment from time to time by Malibu Boats, Inc. to our existing owners of 85% of the amount of the benefits, if any, that Malibu Boats, Inc. is deemed to realize as a result of (1) increases in tax basis resulting from the purchases or exchanges of LLC Units and (2) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of the purchases or exchanges, the price of shares of our Class A Common Stock at the time of the purchase or exchange, the extent to which such purchases or exchanges are taxable, and the amount and timing of our income. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding stockholder advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenue of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (1) more than $700 million in outstanding common equity held by our non-affiliates and (2) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Pursuant to Section 107 of the JOBS Act, we have chosen to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Under the JOBS Act, our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Developments

Although our financial results for the three and six months ended December 31, 2013 are not yet finalized, the following information reflects our preliminary expectations with respect to our financial results based on information currently available to management:

Comparison of the Three Months Ended December 31, 2013 to the Three Months Ended December 31, 2012

Net Sales. We expect to report net sales between $43.6 million and $43.9 million for the three months ended December 31, 2013, compared to net sales of $37.8 million for the three months ended December 31, 2012, representing an increase of 15.3% to 16.1%. The increase in net sales is primarily attributable to an increase in unit sales volume as well as a higher average price per boat. We expect to report an increase in unit sales volume of 10.1% from 601 boats for the three months ended December 31, 2012 to 661 boats for the three months ended December 31, 2013, driven by increased dealer demand for our expanded product offering.

Adjusted EBITDA. We expect to report adjusted EBITDA between $8.2 million and $8.8 million for the three months ended December 31, 2013, compared to adjusted EBITDA of $6.8 million for the three months ended December 31, 2012, representing an increase of 20.4% to 28.8%. The increase in adjusted EBITDA was primarily a result of increased unit sales volume and higher margins per unit. For the definition of adjusted EBITDA and a reconciliation to net income, see “—GAAP Reconciliation of Non-GAAP Financial Measures.”

Comparison of the Six Months Ended December 31, 2013 to the Six Months Ended December 31, 2012

Net Sales. We expect to report net sales between $86.9 million and $87.2 million for the six months ended December 31, 2013, compared to net sales of $71.0 million for the six months ended December 31, 2012, representing an increase of 22.4% to 22.9%. The increase in net sales is primarily attributable to an increase in unit sales volume as well as a higher average price per boat. We expect to report an increase in unit sales volume of 14.9%, from 1,151 boats for the six months ended December 31, 2012, to 1,322 boats for the six months ended December 31, 2013, driven by increased dealer demand for our expanded product offering.

Adjusted EBITDA. We expect to report adjusted EBITDA between $16.4 million and $16.9 million for the six months ended December 31, 2013, compared to adjusted EBITDA of $12.3 million for the six months ended December 31, 2012, representing an increase of 32.9% to 37.6%. The increase in adjusted EBITDA was primarily a result of increased unit sales volume and higher margins per unit. For the definition of adjusted EBITDA and a reconciliation to net income, see “–GAAP Reconciliation of Non-GAAP Financial Measures.”

This preliminary information is the responsibility of management, reflects management’s good faith estimates based solely upon information available to us as of the date hereof and is not a comprehensive statement of our financial results for the three and six months ended December 31, 2013. The preliminary estimated financial results presented above are subject to the completion of our quarter-end financial closing procedures, which will not occur until after the completion of this offering. Our actual results may differ materially from these estimated ranges. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. The information presented above should not be considered a substitute for full unaudited quarterly financial statements prepared in accordance with GAAP.

Our independent registered public accounting firm, McGladrey LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary information. Accordingly, McGladrey LLP does not express an opinion or any other form of assurance with respect to the preliminary information. Therefore, you should not place undue reliance upon these preliminary estimates. These preliminary results should be read in conjunction with “History and Formation Transactions–Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus. For additional information, see “Risk Factors.” In addition, these preliminary estimates for the three and six months ended December 31, 2013 are not necessarily indicative of the results to be achieved for the full fiscal year.

Summary of Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 22. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our Class A Common Stock. In particular, the following factors may have an adverse effect on our business, which could cause a decrease in the price of our Class A Common Stock and result in a loss of all or a portion of your investment:

•	general economic conditions, particularly in the United States, affect our industry, demand for our products, and our business and results of operations;

•	our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control;

•	we depend on our network of independent dealers, face increasing competition for dealers and have little control over their activities;

•	our success depends, in part, upon the financial health of our dealers and their continued access to financing;

•	we may be required to repurchase inventory of certain dealers;

•	if we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer;

•	we have a large fixed cost base that will affect our profitability if our sales decrease;

•	our industry is characterized by intense competition, which affects our sales and profits;

•	our sales may be adversely impacted by increased consumer preference for used boats or the supply of new boats by competitors in excess of demand; and

•	our sales and profitability depend, in part, on the successful introduction of new products.

Corporate and Other Information

We were originally formed as a limited liability company in the State of Delaware in 2006. Following this offering, Malibu Boats, Inc. will be a holding company with an equity interest in the LLC. Our principal executive offices are located at 5075 Kimberly Way, Loudon, Tennessee 37774. Our telephone number is (865) 458-5478. Our website address is www.malibuboats.com. The reference to our website is an inactive textual reference only, and the information that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our Class A Common Stock.

This prospectus includes our trademarks, such as “Surf Gate” and “Wakesetter,” which are protected under applicable intellectual property laws and are the property of Malibu Boats. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Conflicts of Interest

SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., one of the underwriters in this offering, will receive more than 5% of the net proceeds of this offering in connection with the repayment of a portion of our credit facilities and term loans. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of Financial Industry Regulatory Authority, or FINRA, Rule 5121. As required by FINRA Rule 5121, SunTrust Robinson Humphrey, Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the accountholder. See “Underwriting (Conflicts of Interest).”

THE OFFERING

Class A Common Stock offered by us	6,743,744 shares.

Class A Common Stock offered by selling stockholders	399,114 shares.

Overallotment option offered by us and selling stockholders	1,071,429 shares.

Class A Common Stock to be outstanding after the offering	10,155,578 shares (or 22,428,567 shares if all outstanding LLC Units held by our existing owners were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis).

Class B Common Stock outstanding after the offering	34 shares, or one share for every holder of LLC Units.

Price per share of Class A Common Stock	$14.00

Use of proceeds	The net proceeds to Malibu Boats, Inc. from this offering, after deducting underwriting discounts and commissions of $6.6 million, will be approximately $87.8 million (or $99.5 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders).

Malibu Boats, Inc. intends to use $69.8 million of the net proceeds to purchase LLC Units from the LLC, and will cause the LLC to use these proceeds (1) to pay down all of the amounts owed on our credit facilities and term loans in an amount equal to $63.4 million, (2) to pay Malibu Boats Investor, LLC, an affiliate, a fee of $3.75 million upon the consummation of this offering in connection with the termination of our management agreement, and (3) for other general corporate purposes. Management will have significant flexibility in applying the net proceeds of the offering. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of Class A Common Stock offered by the selling stockholders.

Malibu Boats, Inc. intends to use all of the remaining net proceeds from this offering, or $18.1 million, (or $29.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) to purchase LLC Units from our existing owners at a purchase price per unit equal to the initial public offering price per share of Class A Common Stock in this offering, after deducting underwriting discounts and commissions, as described under “History and Formation Transactions—Organizational Structure—Offering Transactions.” We will only purchase LLC Units from our employees and members of senior management, however, if the underwriters exercise their over-allotment option to purchase additional shares of Class A Common Stock. If the underwriters exercise their over-allotment option, whether in part or in full, we will purchase a number of LLC Units from our employees and members of senior management so that they will have sold units in the offering on a pro rata basis with all other existing owners of LLC Units. We will not retain any of the proceeds used to purchase LLC Units from our existing owners.

Voting rights	Holders of our Class A Common Stock and our Class B Common stock will have voting power over Malibu Boats, Inc., the sole managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. Each share of our Class A Common Stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After the offering, each existing owner of the LLC will hold one share of Class B Common Stock. The shares of Class B Common Stock have no economic rights but entitle the holder to a number of votes on matters presented to stockholders of Malibu Boats, Inc. that is equal to the aggregate number of LLC Units held by such holder. See “Description of Capital Stock—Common Stock—Voting Rights.”

Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We intend to enter into a voting agreement with certain affiliates. Under the voting agreement, Black Canyon Management LLC will be entitled to nominate to our board of directors up to 20% of the total number of directors comprising our board of directors. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

Exchange rights of holders of LLC Units

Prior to the closing of this offering, we will enter into an exchange agreement with our existing owners so that they may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A Common

Stock of Malibu Boats, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election.

Risk factors	Investing in our Class A Common Stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Class A Common Stock in “Risk Factors” beginning on page 22.

Nasdaq symbol	MBUU

In this prospectus, unless otherwise indicated, the number of shares of Class A Common Stock outstanding and the other information based thereon does not reflect:

•	1,071,429 shares of Class A Common Stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A Common Stock from us and the selling stockholders;

•

12,272,989 shares of Class A Common Stock issuable upon exchange of 12,272,989 LLC Units (or, if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders, 11,373,735 shares of Class A Common Stock issuable upon exchange of 11,373,735 LLC Units); and

•	1,700,000 shares of Class A Common Stock that will be available for future grant under our Long-Term Incentive Plan, or the Incentive Plan.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The summary historical and pro forma consolidated financial data and other data of the LLC and Malibu Boats, Inc., as the case may be, below should be read together with “History and Formation Transactions—Organizational Structure,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statement of income data for the fiscal years ended June 30, 2011, 2012 and 2013 and our consolidated balance sheet data as of June 30, 2011, 2012 and 2013 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of income data for the three months ended September 30, 2012 and 2013 and our consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Certain of the measures set forth below are not measures recognized under generally accepted accounting principles in the United States, or GAAP. For a discussion of management’s reasons for presenting such data and a reconciliation to comparable financial measures calculated in accordance with GAAP, see “—GAAP Reconciliation of Non-GAAP Financial Measures.” Our historical results are not necessarily indicative of the results that may be expected in the future.

The supplemental pro forma net income data for the fiscal year ended June 30, 2013 and the three months ended September 30, 2013 give pro forma effect to the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on July 1, 2012 and July 1, 2013, respectively. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of the LLC. The supplemental pro forma net income data is included for informational purposes only and does not purport to reflect the results of operations of Malibu Boats, Inc. that would have occurred had we operated as a public company during the periods presented. The supplemental pro forma net income data should not be relied upon as being indicative of our results of operations had the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands, except share data)
Consolidated statement of income data:
Net sales	$99,984	$140,892	$167,012	$33,159	$43,304
Cost of sales	83,730	110,849	123,412	25,291	32,283

Gross profit	16,254	30,043	43,600	7,868	11,021
Operating expenses:
Selling and marketing	3,621	4,071	4,937	1,076	1,432
General and administrative	6,194	8,307	14,177	4,512	1,955
Amortization	5,178	5,178	5,178	1,294	1,294

Operating income	1,261	12,487	19,308	986	6,340
Other expense, net	(1,804)	(1,381)	(1,324)	(347)	(1,161)

Net (loss) income	$(543)	$11,106	$17,984	$639	$ 5,179

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands, except share data)
Basic (loss) earnings per unit:
Class A Units	$(0.01)	$0.26	$0.43	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.43	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.43	$0.02	$0.12
Diluted (loss) earnings per unit:
Class A Units	$(0.01)	$0.25	$0.42	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.42	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.42	$0.02	$0.12
Supplemental pro forma net income available to Class A Common Stock per share (1):
Basic			$0.65		$0.19
Diluted			$0.65		$0.19
Consolidated balance sheet data:
Total assets	$60,033	$64,725	$65,927	$59,447	$57,219
Total liabilities	45,566	39,280	45,913	48,726	89,755
Total members’ equity (deficit)	14,467	25,445	20,014	10,721	(32,536)
Additional financial and other data:
Unit volume	1,860	2,482	2,672	550	661
Gross margin	16.3%	21.3%	26.1%	23.7%	25.5%
Adjusted EBITDA(2)	$7,918	$19,863	$31,758	$5,496	$ 8,155
Adjusted EBITDA margin(2)	7.9%	14.1%	19.0%	16.6%	18.8%

(1)	Pro forma basic and diluted net income per share were computed by dividing the pro forma net income attributable to members and stockholders by 10,030,078. The number of shares was based on the 10,155,578 shares of Class A Common Stock that will be outstanding after this offering, 7,142,858 of which will be sold in the offering and 3,012,720 of which will be owned by selling stockholders (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock, of which 899,254 would be newly issued, to cover over-allotments), and excluding 125,500 shares outstanding after the offering the proceeds from which will be used for general corporate purposes. Because the shares of Class B Common Stock do not share in our earnings, they are not included in the weighted average number of shares outstanding or net income available per share.
(2)	Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. For definitions of adjusted EBITDA and adjusted EBITDA margin and a reconciliation of each to net income, see “—GAAP Reconciliation of Non-GAAP Financial Measures.”

GAAP Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are used by management as well as by investors, commercial bankers, industry analysts and other users of our financial statements.

We define adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization and non-cash, non-recurring and non-operating expenses, including severance and relocation, management fees and expenses, certain professional fees and non-cash compensation expense. We define adjusted EBITDA margin as adjusted EBITDA divided by net sales. Adjusted EBITDA and adjusted EBITDA margin are not measures of net income as determined by GAAP. Management believes adjusted EBITDA and adjusted EBITDA margin are useful because they allow management to evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods, capital structure and non-recurring and non-operating expenses. We exclude the items listed above from net income in arriving at adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures, the methods by which assets were acquired and other factors. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our liquidity. Certain items excluded from adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historical costs of depreciable assets. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of adjusted EBITDA and adjusted EBITDA margin may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands)
Consolidated statement of income data:
Net (loss) income	$(543)	$11,106	$17,984	$639	$5,179
Interest expense	1,815	1,433	1,334	350	1,164
Depreciation and amortization	6,000	6,072	6,268	1,616	1,589
Severance and relocation(1)	112	181	192	192	—
Management fees and expenses(2)	27	87	2,896	2,099	22
Professional fees(3)	389	852	2,957	568	169
Non-cash compensation expense(4)	118	132	127	32	32

Adjusted EBITDA	$7,918	$19,863	$31,758	$5,496	$8,155

Adjusted EBITDA margin	7.9%	14.1%	19.0%	16.6%	18.8%

(1)	Represents one-time employment related expenses, including a severance payment to a former executive, and costs to relocate certain departments from California to our Tennessee facility.
(2)	Represents management fees and expenses paid pursuant to our management agreement with Malibu Boats Investor, LLC, an affiliate, which will be terminated upon the consummation of this offering. A portion of the management fees in fiscal year 2013 and all of the management fees in the three months ended September 30, 2012 reflect the payment of management fees pursuant to an amendment to the management agreement in July 2012. For more information about the management fees, see “Certain Relationships and Related Party Transactions—Management Agreement.”
(3)	Represents legal and advisory fees related to our refinancing activities and legal expenses related to our litigation with Pacific Coast Marine Windshields Ltd. and Nautique Boat Company, Inc. For more information about this litigation, see “Business—Legal Proceedings.”
(4)	Represents equity-based incentives awarded to certain of our employees.

With respect to our preliminary estimated financial results described in “–Recent Developments,” the following tables set forth a reconciliation of estimated net income for the three and six months ended December 31, 2013, as determined in accordance with GAAP, to estimated adjusted EBITDA for those periods and provide a comparison to the results for the three and six months ended December 31, 2012:

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
		Low	High
	(In thousands)
Net income	$3,767	$4,711	$5,211
Interest expense	400	609	609
Depreciation and amortization	1,531	1,680	1,680
Management fees and expenses	11	21	21
Professional fees(1)	1,061	585	585
Stock-based compensation	32	32	32
Strategic and financial restructuring expenses(2)	—	550	624

Adjusted EBITDA	$6,802	$8,188	$8,762

	Six Months Ended December 31, 2012	Six Months Ended December 31, 2013
		Low	High
	(In thousands)
Net income	$4,406	$9,890	$10,390
Interest expense	750	1,773	1,773
Depreciation and amortization	3,147	3,269	3,269
Severance and relocation(3)	192	—	—
Management fees and expenses	2,110	43	43
Professional fees(1)	1,629	754	754
Stock based compensation	64	64	64
Strategic and financial restructuring expenses(2)	—	550	624

Adjusted EBITDA	$12,298	$16,343	$16,917
(1)	Represents legal and advisory fees related to our refinancing activities and legal expenses related to our litigation with Pacific Coast Marine Windshields Ltd. and Nautique Boat Company, Inc. For more information about this litigation, see “Business–Legal Proceedings.”
(2)	Represents legal, accounting and other expenses related to the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure.”
(3)	Represents one-time employment related expenses, including a severance payment to a former executive, and costs to relocate certain departments from California to our Tennessee facility.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our Class A Common Stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our Class A Common Stock may decline and you may lose all or part of your investment.

Risks Related to Our Business

General economic conditions, particularly in the United States, affect our industry, demand for our products, and our business and results of operations.

General economic conditions continue to be challenging as the economy recovers from the effects of the financial crisis that led to the last recession in the United States. Demand for new performance sport boats has been significantly influenced by weak economic conditions, low consumer confidence and high unemployment and increased market volatility worldwide, especially in the United States. In times of economic uncertainty and contraction, consumers tend to have less discretionary income and to defer or avoid expenditures for discretionary items, such as our products. Sales of our products are highly sensitive to personal discretionary spending levels, and our success depends on general economic conditions and overall consumer confidence and personal income levels. Any deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and adversely affect our business, financial condition and results of operations. We cannot predict the duration or strength of an economic recovery, either in the United States or in the specific markets where we sell our products.

Consumers often finance purchases of our products. Although consumer credit markets have improved, consumer credit market conditions continue to influence demand, especially for boats, and may continue to do so. There continue to be fewer lenders, tighter underwriting and loan approval criteria and greater down payment requirements than in the past. If credit conditions worsen, and adversely affect the ability of consumers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in the sales of our products.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include, but are not limited to:

•	seasonal consumer demand for our products;

•	discretionary spending habits;

•	changes in pricing in, or the availability of supply in, the used powerboat market;

•	variations in the timing and volume of our sales;

•	the timing of our expenditures in anticipation of future sales;

•	sales promotions by us and our competitors;

•	changes in competitive and economic conditions generally;

•	consumer preferences and competition for consumers’ leisure time;

•	impact of unfavorable weather conditions;

•	changes in the cost or availability of our labor; and

•	increased fuel prices.

As a result, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

We depend on our network of independent dealers, face increasing competition for dealers and have little control over their activities.

Substantially all of our sales are derived from our network of independent dealers. We have agreements with the dealers in our network that typically provide for one-year terms, although some agreements have a term of up to three years. For fiscal year 2013, our top ten dealers accounted for 36.1% of our total units sold. The loss of a significant number of these dealers could have a material adverse effect on our financial condition and results of operations. The number of dealers supporting our products and the quality of their marketing and servicing efforts are essential to our ability to generate sales. Competition for dealers among performance sport boat manufacturers continues to increase based on the quality, price, value and availability of the manufacturer’s products, the manufacturer’s attention to customer service and the marketing support that the manufacturer provides to the dealers. We face intense competition from other performance sport boat manufacturers in attracting and retaining dealers, and we cannot assure you that we will be able to attract or retain relationships with qualified and successful dealers. We cannot assure you that we will be able to maintain or improve our relationship with our dealers or our market share position. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition and results of operations.

Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

Because we sell nearly all of our products through dealers, their financial health is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of the dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, our dealers require adequate liquidity to finance their operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates our dealers’ ability to purchase boats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels would be adversely affected. The availability and terms of financing offered by our dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;

•	the performance of their overall credit portfolios;

•	their willingness to accept the risks associated with lending to dealers; and

•	the overall creditworthiness of those dealers.

We may be required to repurchase inventory of certain dealers.

Many of our dealers have floor plan financing arrangements with third-party finance companies that enable the dealers to purchase our products. In connection with these agreements, we may have an obligation to repurchase our products from a finance company under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. This obligation is triggered if a dealer defaults on its debt obligations to a finance company, the finance company repossesses the boat and the boat is returned to us. Our obligation to repurchase a repossessed boat for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor financing program. If we were obligated to repurchase a significant number of units under any repurchase agreement, our business, operating results and financial condition could be adversely affected.

If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

The seasonality of retail demand for our products, together with our goal of balancing production throughout the year, requires us to manage our manufacturing and allocate our products to our dealer network to address anticipated retail demand. Our dealers must manage seasonal changes in consumer demand and inventory. If our dealers reduce their inventories in response to weakness in retail demand, we could be required to reduce our production, resulting in lower rates of absorption of fixed costs in our manufacturing and, therefore, lower margins. As a result, we must balance the economies of level production with the seasonal retail sales pattern experienced by our dealers. Failure to adjust manufacturing levels adequately may have a material adverse effect on our financial condition and results of operations.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we make a decision to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

Our industry is characterized by intense competition, which affects our sales and profits.

The performance sport boat category, and the powerboat industry as a whole, is highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection and product performance. We compete with several large manufacturers that may have greater financial, marketing and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a variety of small, independent manufacturers. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition and results of operations.

Our sales may be adversely impacted by increased consumer preference for used boats or the supply of new boats by competitors in excess of demand.

During the economic downturn, we observed a shift in consumer demand toward purchasing more used boats, primarily because prices for used boats are typically lower than retail prices for new boats. If this were to continue or occur again, it could have the effect of reducing demand among retail purchasers for our new boats. Also, while we have taken steps designed to balance production volumes for our boats with demand, our competitors could choose to reduce the price of their products, which could have the effect of reducing demand for our new boats. Reduced demand for new boats could lead to reduced sales by us, which could adversely affect our business, results of operations or financial condition.

Our sales and profitability depend, in part, on the successful introduction of new products.

Market acceptance of our products depends on our technological innovation and our ability to implement technology in our boats. Our sales and profitability may be adversely affected by difficulties or delays in product development, such as an inability to develop viable or innovative new products. Our failure to introduce new technologies and product offerings that our markets desire could adversely affect our business, financial condition and results of operations. Also, we have been able to achieve higher margins in part as a result of the introduction of new features or enhancements to our existing boat models. If we fail to introduce new features or those we introduce fail to gain market acceptance, our margins may suffer.

In addition, some of our direct competitors and indirect competitors may have significantly more resources to develop and patent new technologies. It is possible that our competitors will develop and patent equivalent or superior technologies and other products that compete with ours. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which would harm our competitive position and may materially adversely affect our business.

We also cannot be certain that our products or technologies have not infringed or will not infringe the proprietary rights of others. Any such infringement could cause third parties, including our competitors, to bring claims against us, resulting in significant costs and potential damages.

We compete with a variety of other activities for consumers’ scarce leisure time.

Our boats are used for recreational and sport purposes, and demand for our boats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer life style, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Our success depends upon the continued strength of our brands and the value of our brands and sales of our products could be diminished if we, the athletes who use our products or the sports and activities in which our products are used, are associated with negative publicity.

We believe that our brands are significant contributors to the success of our business and that maintaining and enhancing our brands are important to expanding our consumer and dealer base. Failure to continue to protect our brands may adversely affect our business, financial condition and results of operations.

Negative publicity, including that resulting from severe injuries or death occurring in the sports and activities in which our products are used, could negatively affect our reputation and result in restrictions, recalls or bans on the use of our products. Further, actions taken by athletes associated with our products that harm the reputations of those athletes could also harm our brand image and adversely affect our financial condition. If the popularity of the sports and activities for which we design, manufacture and sell products were to decrease as a result of these risks or any negative publicity, sales of our products could decrease, which could have an adverse effect on our net revenue, profitability and operating results. In addition, if we become exposed to additional claims and litigation relating to the use of our products, our reputation may be adversely affected by such claims, whether or not successful, including by generating potential negative publicity about our products, which could adversely impact our business and financial condition.

We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

Our manufacturing strategy is designed to improve product quality and increase productivity, while reducing costs and increasing flexibility to respond to ongoing changes in the marketplace. To implement this strategy, we must be successful in our continuous improvement efforts, which depend on the involvement of management, production employees and suppliers. Any inability to achieve these objectives could adversely impact the profitability of our products and our ability to deliver desirable products to our consumers.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our boats. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. Although none of our employees is currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We rely on third-party suppliers and may be unable to obtain adequate raw materials and components.

We depend on third-party suppliers to provide components and raw materials essential to the construction of our boats. Historically, we have not entered into long-term agreements with our suppliers, but have developed 90-day forecast models with our major suppliers to minimize disruptions in our supply chain. While we believe that our relationships with our current suppliers are sufficient to provide the materials necessary to meet present production demand, we cannot assure you that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy. In particular, the availability and cost of engines used in the manufacture of our boats are critical. For fiscal year 2013, we purchased nearly 100% of the engines for our boats from a single supplier. If we are required to replace this supplier or the supplier of any other key components or raw materials, it could cause a decrease in products available for sale or an increase in the cost of goods sold, either of which could adversely affect our business, financial condition and results of operations.

We depend upon key personnel and we may not be able to retain them nor to attract, assimilate and retain highly qualified employees in the future.

Our future success will depend in significant part upon the continued service of our senior management team and our continuing ability to attract, assimilate and retain highly qualified and skilled managerial, product development, manufacturing, marketing and other personnel. The loss of the services of any members of our senior management or other key personnel or the inability to hire or retained qualified personnel in the future could adversely affect our business, financial condition and results of operations.

We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

We may in the future explore acquisitions and strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our consumer base, enter new product categories or geographic markets and obtain other competitive advantages. We cannot assure you, however, that we will identify acquisition candidates or strategic partners that are suitable to our business, obtain financing on satisfactory terms, complete acquisitions or strategic alliances or successfully integrate acquired operations into our existing operations. Once integrated, acquired operations may not achieve anticipate levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated challenges, liabilities and contingencies, and diversion of management attention and resources from our existing operations.

Our reliance upon patents, trademark laws and contractual provisions to protect our proprietary rights may not be sufficient to protect our intellectual property from others who may sell similar products and may lead to costly litigation. We are currently, and may be in the future, party to lawsuits and other intellectual property rights claims that are expensive and time-consuming.

We hold patents and trademarks relating to various aspects of our products and believe that proprietary technical know-how is important to our business. Proprietary rights relating to our products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or trademarks or are maintained in confidence as trade secrets. We cannot be certain that we will be issued any patents from any pending or future patent applications owned by or licensed to us or that the claims allowed under any issued patents will be sufficiently broad to protect our technology. In the absence of enforceable patent or trademark protection, we may be vulnerable to competitors who attempt to copy our products, gain access to our trade secrets and know-how or diminish our brand through unauthorized use of our trademarks, all of which could adversely affect our business.

In addition, others may initiate litigation or other proceedings to challenge the validity of our patents, or allege that we infringe their patents, or they may use their resources to design comparable products that do not infringe our patents. We may incur substantial costs if our competitors initiate litigation to challenge the validity of our patents, or allege that we infringe their patents, or if we initiate any proceedings to protect our proprietary rights. Further, we may need to engage in future litigation to enforce intellectual property rights to protect trade secrets or to determine the validity and scope of proprietary rights of others. If the outcome of any such litigation is unfavorable to us, our business, financial condition and results of operations could be adversely affected.

We are currently a party to two related legal proceedings and a third unrelated legal proceeding arising from intellectual property matters. We are a plaintiff in a Tennessee lawsuit alleging infringement by a competitor of our patent rights in certain wake surfing technology. We are a declaratory judgment defendant in a related Florida lawsuit seeking declaratory judgment of, among other things, non-infringement of patents asserted in the Tennessee lawsuit. We also are a defendant in a lawsuit alleging patent infringement and related claims in connection with windshields installed in our boats that we purchased from a third-party supplier. For more information, see “Business—Legal Proceedings.” Although we do not believe that any of these lawsuits will have a material adverse effect on our business, financial condition or results of operations, we cannot predict their outcome, and an unfavorable outcome could have an adverse impact on our business, financial condition or results of operation. Regardless of the outcome of such litigation or similar litigation in the future, it could significantly increase our costs and divert management’s attention from operation of our business, which could adversely affect our financial condition and results of operations.

Product liability, warranty and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or alleged defect relates to safety. These and other claims we face could be costly to us and require substantial management attention.

Our international markets require significant management attention, expose us to difficulties presented by international economic, political, legal and business factors, and may not be successful or produce desired levels of sales and profitability.

We currently sell our products throughout the world. Our total sales outside North America (including licensing royalties from our Australian licensee) were approximately 10% or less of our total revenue for fiscal years 2012 and 2013. International markets have, and will continue to be, a focus for sales growth. We believe many opportunities exist in the international markets, and over time we intend for international sales to comprise a larger percentage of our total revenue. Several factors, including weakened international economic conditions, could adversely affect such growth. The expansion of our existing international operations and entry into additional international markets require significant management attention. Some of the countries in which we market and our distributors or licensee sell our products are to some degree subject to political, economic or social instability. Our international operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include, but are not limited to:

•	increased costs of customizing products for foreign countries;

•	unfamiliarity with local demographics, consumer preferences and discretionary spending patterns;

•

the imposition of additional foreign governmental controls or regulations, including rules relating to environmental, health and safety matters and regulations and other laws applicable to publicly-traded companies, such as the Foreign Corrupt Practices Act, or the FCPA;

•	new or enhanced trade restrictions and restrictions on the activities of foreign agents, representatives and distributors;

•	the imposition of increases in costly and lengthy import and export licensing and other compliance requirements, customs duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the relative strength of the U.S. dollar compared to local currency, making our products less price-competitive relative to products manufactured outside of the United States;

•	laws and business practices favoring local companies;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

•	difficulties in enforcing or defending intellectual property rights.

Our international operations may not produce desired levels of total sales, or one or more of the foregoing factors may harm our business, financial condition or results of operations.

An increase in energy costs may adversely affect our business, financial condition and results of operations.

Higher energy costs result in increases in operating expenses at our manufacturing facility and in the expense of shipping products to our dealers. In addition, increases in energy costs may adversely affect the pricing and availability of petroleum-based raw materials, such as resins and foams, that are used in our products. Also, higher fuel prices may have an adverse effect on demand for our boats, as they increase the cost of ownership and operation.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or the OFAC. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions.

Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act through dealers and distributors, we face the risk that our dealers, distributors or consumers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with OFAC or other sanctions regulations.

Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We cannot assure you that all of our local, strategic or joint partners will comply with these laws and regulations, in which case we could be held liable for actions taken inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA or OFAC violations in the future.

If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability or fines.

Our operations are subject to extensive regulation, including product safety, environmental and health and safety requirements, under various federal, state, local and foreign statutes, ordinances and regulations. While we believe that we are in material compliance with all applicable federal, state, local and foreign regulatory requirements, we cannot assure you that we will be able to continue to comply with applicable regulatory requirements. The failure to comply with applicable regulatory requirements could cause us to incur significant fines or penalties or could materially increase the cost of operations. In addition, legal requirements are constantly evolving, and changes in laws, regulations or policies, or changes in interpretations of the foregoing, could also increase our costs or create liabilities where none exists today.

As with boat construction in general, our manufacturing processes involve the use, handling, storage and contracting for recycling or disposal of hazardous substances and wastes. The failure to manage or dispose of such hazardous substances and wastes properly could expose us to material liability or fines. Also, the components to our boats may become subject to more stringent environmental regulations. For example, boat engines may be subject to more stringent emissions standards, which could increase the cost of our engines and our products, which, in turn, may reduce consumer demand for our products.

A natural disaster or other disruption at our manufacturing facilities could adversely affect our business, financial condition and results of operations.

We rely on the continuous operation of manufacturing facilities in Tennessee and California. Any natural disaster or other serious disruption to our facilities due to fire, flood, earthquake or any other unforeseen circumstances could adversely affect our business, financial condition and results of operations. The occurrence of any disruption at our manufacturing facilities may have an adverse effect on our productivity and profitability, during and after the period of the disruption. These disruptions may also cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. Although we maintain property, casualty and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our manufacturing facilities.

Increases in income tax rates or changes in income tax laws or enforcement could have a material adverse impact on our financial results.

Changes in domestic and international tax legislation could expose us to additional tax liability. Although we monitor changes in tax laws and work to mitigate the impact of proposed changes, such changes may negatively impact our financial results. In addition, any increase in individual income tax rates, such as those implemented at the beginning of 2013, would negatively affect our potential consumers’ discretionary income and could decrease the demand for our products.

Our credit facilities contain covenants which may limit our operating flexibility; failure to comply with covenants may restrict our access to these.

In the past, we have relied upon our existing credit facilities to provide us with adequate liquidity to operate our business. The availability of borrowing amounts under our credit facilities are dependent upon compliance with the debt covenants set forth in our credit agreement. Violation of those covenants, whether as a result of operating losses or otherwise, could result in our lenders restricting or terminating our borrowing ability under our credit facilities. If our lenders reduce or terminate our access to amounts under our credit facilities, we may not have sufficient capital to fund our working capital and other needs and we may need to secure additional capital or financing to fund our operations or to repay outstanding debt under our credit facilities. We cannot assure you that we will be successful in ensuring our availability to amounts under our credit facilities or in connection with raising additional capital and that any amount, if raised, will be sufficient to meet our cash needs or on terms as favorable as have historically been available to us. If we are not able to maintain our borrowing availability under our credit facilities or raise additional capital when needed, our business and operations will be materially and adversely affected.

Risks Related to Our Organizational Structure

Our only material asset after completion of this offering will be our interest in the LLC, and we are accordingly dependent upon distributions from the LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

Malibu Boats, Inc. is a holding company and has no material assets other than our ownership of LLC Units. Malibu Boats, Inc. will have no independent means of generating revenue. We intend to cause the LLC to make distributions to its unit holders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by us. To the extent that we need funds, and the LLC is restricted from making such distributions under applicable law or regulation or under the terms of its financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition. For example, our credit agreement generally prohibits the LLC, Malibu Boats, LLC and Malibu Domestic International Sales Corp. from paying dividends or making distributions. Our credit agreement permits, however, distributions based on a member’s allocated taxable income, distributions to fund payments that are required under the tax receivable agreement, payments pursuant to stock option and other benefit plans, dividends and distributions within the loan parties and dividends payable solely in interests of classes of securities. In addition, after June 30, 2014, the LLC may make dividends and distributions of up to $4,000,000 in any fiscal year, subject to compliance with other financial covenants.

We will be required to pay our existing owners for certain tax benefits we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

Malibu Boats, Inc. intends to use a portion of the proceeds from this offering to purchase LLC Units from our existing owners. We will enter into a tax receivable agreement with our existing owners that provides for the payment by us to our existing owners of 85% of the tax benefits, if any, that we are deemed to realize as a result of (1) the increases in tax basis resulting from our purchases or exchanges of LLC Units and (2) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We expect that the payments that we may make under the tax receivable agreement may be substantial. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if distributions to us by the LLC are not sufficient to permit us to make payments under the tax receivable agreement after we have paid taxes. For example, we may have an obligation to make tax receivable agreement payments for a certain amount while receiving distributions from the LLC in a lesser amount, which would negatively affect our liquidity. The payments under the tax receivable agreement are not conditioned upon our existing owners’ continued ownership of us.

We are required to make a good faith effort to ensure that we have sufficient cash available to make any required payments under the tax receivable agreement. The limited liability company agreement of the LLC requires the LLC to make “tax distributions” which, in the ordinary course, will be sufficient to pay our actual tax liability and to fund required payments under the tax receivable agreement. If for any reason the LLC is not able to make a tax distribution in an amount that is sufficient to make any required payment under the tax receivable agreement or we otherwise lack sufficient funds, interest would accrue on any unpaid amounts at the London Interbank Offered Rate, or LIBOR, plus 500 basis points until they are paid.

In certain cases, payments under the tax receivable agreement to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that, in the event that we exercise our right to early termination of the tax receivable agreement, or in the event of a change in control or a material breach by us of our obligations under the tax receivable agreement, the tax receivable agreement will terminate, and we will be required to make a lump-sum payment equal to the present value of all forecasted future payments that would have otherwise been made under the tax receivable agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The change in control payment and termination payments to the existing owners could be substantial and could exceed the actual tax benefits that we receive as a result of acquiring LLC Units from the existing owners because the amounts of such payments would be calculated assuming that we would have been able to use the potential tax benefits each year for the remainder of the amortization periods applicable to the basis increases, and that tax rates applicable to us would be the same as they were in the year of the termination. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the Internal Revenue Service, or the IRS, to challenge a tax basis increase, Malibu Boats, Inc. will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that Malibu Boats, Inc. actually realizes in respect of (1) the increases in tax basis resulting from our purchases or exchanges of LLC Units and (2) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

We intend to enter a voting agreement with Black Canyon Management LLC, which will provide it with rights to nominate a number of designees to our board of directors.

We intend to enter into a voting agreement with certain affiliates. Under the voting agreement, Black Canyon Management LLC will be entitled to nominate to our board of directors a number of designees equal to (1) 20% of the total number of directors comprising our board of directors at such time as long as Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together beneficially own 15% or more of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class, and (2) 10% of the total number of directors comprising the board of directors at such time as long as Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together beneficially own more than 5% but less than 15% of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class. In addition, Black Canyon Management LLC will have the right to remove and replace its director-designees at any time and for any reason and to nominate any individuals to fill any such vacancies. Messrs. Springer, Wilson and Anderson will be required to vote any of their LLC Units in favor of the director or directors nominated by Black Canyon Management LLC. Although affiliates of Black Canyon Management LLC are selling shares of Class A Common Stock in this offering and selling LLC Units to Malibu Boats, Inc., Black Canyon Management LLC and its affiliates will continue to own at least 37.4% of the voting power (or 35.2% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) of the shares of Class A Common Stock and Class B Common Stock, voting together as a single class. It is possible that the interests of Black Canyon Management LLC may in some circumstances conflict with our interests and the interests of our other stockholders.

Affiliates of Black Canyon Capital LLC will have certain consent rights that could limit your ability to influence the outcome of key transactions, including a sale of Malibu Boats, Inc.

In connection with the offering, the limited liability company agreement of the LLC will be amended and restated. The amended and restated limited liability company agreement will provide that Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc. This consent right could impede the ability of Malibu Boats, Inc. to take certain actions that might benefit its stockholders, including a sale of Malibu Boats, Inc. The interests of Black Canyon Management LLC may conflict with or differ from our interests and the interests of our other stockholders.

The consent of Black Canyon Management LLC will be required for certain amendments to the limited liability company agreement of the LLC.

The limited liability company agreement of the LLC will provide that, for so long as affiliates of Black Canyon Capital LLC own at least 5% of the LLC Units outstanding after the closing of this offering, the consent of Black Canyon Management LLC will be required for any amendment to the agreement that would:

•	reduce the rights of a holder of LLC Units to receive tax distributions, except on a pro rata basis with other holders of LLC Units;

•	preclude or limit the rights of any member to exercise its rights under the exchange agreement;

•	require any member to make a capital contribution;

•	materially increase the obligations of any member under the limited liability company agreement; or

•	result in the LLC being treated as a corporation for tax purposes.

If affiliates of Black Canyon Capital LLC own less than 5% of the number of LLC Units outstanding after the closing of this offering, however, then Black Canyon Management LLC will have the right to assign or transfer the foregoing rights to Horizon Holdings, LLC, provided that affiliates of Horizon Holdings, LLC own at least 5% of the number of LLC Units outstanding after the closing of this offering. After the offering, Black Canyon Capital LLC and its affiliates will own 37.4% of the voting power of the shares of Class A Common Stock and Class B Common Stock. The interests of Black Canyon Management LLC or Horizon Holdings, LLC, as the case may be, may conflict with or differ from our interests and the interests of our other stockholders.

Risks Related to Our Offering

A significant portion of the proceeds from this offering will be used to purchase LLC Units from our existing owners, including our employees and members of our senior management if the underwriters exercise their over-allotment option.

We intend to use $18.1 million of the net proceeds from this offering (or $29.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common stock from us and the selling stockholders) to purchase LLC Units from our existing owners, including our employees and members of our senior management, as described under “History and Formation Transactions—Organizational Structure—Offering Transactions.” We will only purchase LLC Units from our employees and members of senior management, however, if the underwriters exercise their over-allotment option to purchase additional shares of Class A Common Stock. If the underwriters exercise their over-allotment option, whether in part or in full, we will purchase a number of LLC Units from our employees and members of senior management so that they will have sold units in the offering on a pro rata basis with all other existing owners of LLC Units. We will not retain any of the proceeds used to purchase LLC Units from our existing owners.

Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.

The offering price for our Class A Common Stock was determined by negotiations between us, the selling stockholders and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A Common Stock could be subject to wide fluctuations in response to the many risk factors listed in this section, and others beyond our control, including:

•	general economic, market and industry conditions

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	addition or loss of consumers or dealers;

•	actual or anticipated changes in our rate of growth relative to our competitors;

•	additions or departures of key personnel;

•	failure to introduce new products, or for those products to achieve market acceptance;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	changes in applicable laws or regulations;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our Class A Common Stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and

•	the expiration of contractual lock-up agreements with our executive officers, directors and stockholders.

Further, the stock markets may experience extreme price and volume fluctuations that can affect the market prices of equity securities. These fluctuations can be unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, could harm the market price of our Class A Common Stock.

If the market price of our Class A Common Stock after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

No public market for our Class A Common Stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A Common Stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A Common Stock will depend on the research and reports that securities or industry analysts public about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish research or reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future sales of our Class A Common Stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our Class A Common Stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A Common Stock and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have 10,155,578 shares of Class A Common Stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

All of the Class A Common Stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act. Assuming the sale of all shares of Class A Common Stock in this offering, including all of the shares subject to the over-allotment option, 2,840,545 shares of Class A Common Stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

Our senior management may invest or spend the proceeds of this offering in ways with which you may not agree, or in ways which may not yield a positive return.

The net proceeds to Malibu Boats, Inc. from this offering, after deducting underwriting discounts and commissions, will be approximately $87.8 million (or $99.5 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders). Malibu Boats, Inc. intends to use $69.8 million of the net proceeds from this offering to purchase LLC Units from the LLC, and will cause the LLC to use these proceeds (1) to pay down all of the amounts owed on our credit facilities and term loans in an amount equal to $63.4 million, (2) to pay Malibu Boats Investor, LLC, an affiliate, a fee of $3.75 million upon the consummation of this offering in connection with the termination of our management agreement, and (3) for other general corporate purposes. Our management team will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our market value.

Our governing documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our certificate of incorporation and bylaws to be effective upon the completion of this offering contain certain provisions that could delay or prevent a change in control. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include, without limitation:

•	a classified board structure;

•	a requirement that stockholders must provide advance notice to propose nominations or have other business considered at a meeting of stockholders;

•	supermajority stockholder approval to amend our bylaws or certain provisions in our certificate of incorporation; and

•	authorization of blank check preferred stock.

In addition, the provisions of Section 203 of the Delaware general Corporate Law will govern us upon completion of this offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding Class A Common Stock, from engaging in certain business combinations without the approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our Class A Common Stock in the future and result in the market price being lower than it would be without these provisions. For more information, see “Description of Capital Stock—Anti-Takeover Provisions” in this prospectus.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A Common Stock, new investors will incur immediate and substantial dilution.

The initial public offering price of $14.00 per share is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A Common Stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. Therefore, if you purchase shares of our Class A Common Stock in this offering, you will experience immediate and substantial dilution of $13.37 per share in the price you pay for our Class A Common Stock compared to the pro forma as adjusted net tangible book value as of September 30, 2013. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We currently do not intend to pay dividends on our Class A Common Stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our Class A Common Stock appreciates.

We currently do not plan to declare or pay dividends on shares of our Class A Common Stock in the foreseeable future. Consequently, your only opportunity to achieve a return on the shares you purchase in this offering will be if the market price of our Class A Common Stock appreciates and you sell your shares at a profit. We cannot assure you that the price of our Class A Common Stock in the market after this offering will ever exceed the price that you pay.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging public companies, which includes, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangement; and

•

exemption from any public rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public or until the earliest of (1) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (3) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (a) more than $700 million in outstanding common equity held by our non-affiliates and (b) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our Class A Common Stock less attractive if we rely on these exemptions. If some investors find our Class A Common Stock less attractive as a result, there may be less active trading market for our Class A Common Stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

We have never operated as a public company. As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and

Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described elsewhere in this prospectus, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described elsewhere in this prospectus, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements, including statements regarding our future financial position, sources of revenue, demand for our products, our strengths, business strategy and plans, prospective products or products under development, costs, timing and likelihood of success, gross margins, non-GAAP financial measures and management’s objectives for future operations. In particular, many of the statements under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” the negative of these terms, or by other similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are only predictions, involving known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We discuss many of these factors, risks and uncertainties in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. These factors expressly qualify forward-looking statements attributable to us or persons acting on our behalf.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under “Risk Factors” in this prospectus. Except as required by law, we assume no obligation to update forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds of the sale by us of our Class A Common Stock in this offering will be $87.8 million (or $99.5 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders), after deducting the underwriting discounts and commissions of $6.6 million.

We intend to use $69.8 million of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC, and we will cause the LLC to use these proceeds (1) to pay down all of the amounts owed on our credit facilities and term loans in an amount equal to $63.4 million, (2) to pay Malibu Boats Investor, LLC, an affiliate, a fee of $3.75 million upon the consummation of this offering in connection with the termination of our management agreement, as described under “Certain Relationships and Related Party Transactions—Management Agreement,” and (3) for other general corporate purposes. On July 16, 2013, we entered into a credit agreement with a syndicate of banks led by SunTrust Bank that includes a revolving credit facility, swingline credit facility, letter of credit facility and term loans. The proceeds from the credit agreement, in conjunction with cash on the balance sheet, were used to repay our then-existing term and revolving loans, pay equity distributions of $53.8 million and deferred financing and related fees of $1.0 million. As of September 30, 2013, we had an aggregate total of $64.2 million outstanding under the term loans and the applicable rate for the term loans was 3.19%. The maturity date of the term loans is July 16, 2018. SunTrust Bank, an affiliate of one of the underwriters, will receive more than 5% of the proceeds from this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

We intend to use all of the remaining net proceeds from this offering, or $18.1 million (or $29.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders), to purchase LLC Units from our existing owners at a purchase price per unit equal to the initial public offering price per share of Class A Common Stock in this offering, after deducting underwriting discounts and commissions, as described under “History and Formation Transactions—Organizational Structure—Offering Transactions.” For more information regarding the beneficial ownership of LLC Units after this offering, see “Principal and Selling Stockholders.” We will only purchase LLC Units from our employees and members of senior management, however, if the underwriters exercise their over-allotment option to purchase additional shares of Class A Common Stock. If the underwriters exercise their over-allotment option, whether in part or in full, we will purchase a number of LLC Units from our employees and members of senior management so that they will have sold units in the offering on a pro rata basis with all other existing owners of LLC Units. We will not retain any of the proceeds used to purchase LLC Units from our existing owners.

Management will have significant flexibility in applying the net proceeds of the offering. The amount and timing of our actual spending for these purposes may vary significantly from our plans and will depend on a number of factors, including our future revenue, cash generated by operations and other factors described under the section “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds for other purposes.

The selling stockholders may offer up to 399,114 shares of Class A Common Stock in the offering (or 571,289 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders). We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, bear the costs, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders. For more information, see “Principal and Selling Stockholders.”

DIVIDEND POLICY

Malibu Boats, Inc. has never declared or paid any cash dividends on its capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility restricts our ability to pay dividends on our capital stock in certain cases.

Following the offering, Malibu Boats, Inc. will be a holding company and will have no material assets other than its ownership of LLC Units. We intend to cause the LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If the LLC makes such distributions to Malibu Boats, Inc., the other holders of LLC Units will be entitled to receive equivalent distributions on a pro rata basis.

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2013:

•	on a historical basis for the LLC; and

•

on a pro forma basis for Malibu Boats, Inc., giving effect to the transactions described under “History and Formation Transactions,” including the application of the proceeds from this offering as described in “Use of Proceeds.”

You should read this table together with “History and Formation Transactions,” “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma
	(Unaudited)
	(In thousands, except share data)
Cash	$4,697	$6,454	(1)

Total debt, including current maturities	64,243	—
Total members’/stockholders’ equity:
Members’ equity
Class A Units, 37,000 units authorized, 36,742 units issued and outstanding	(32,759)	—
Class B Units, 3,885 units authorized, issued and outstanding	(7,800)	—
Class M Units, 2,658 units authorized, 1,549 units issued and outstanding	(3,069)	—
Stockholders’ equity
Class A Common Stock, par value $0.01 per share, 100,000,000 shares authorized on a pro forma basis; 10,155,178 shares issued and outstanding on an as adjusted basis	—	101
Class B Common Stock, par value $0.01 per share, 25,000,000 shares authorized on a pro forma basis; 34 shares issued and outstanding on an as adjusted basis	—	—
Preferred Stock, par value $0.01 per share; 25,000,000 shares authorized on a pro forma basis; no shares issued and outstanding on a pro forma basis	—	—
Additional paid-in capital	—	15,361
Accumulated earnings	11,092	2,887

Total (deficit) equity	(32,536)	18,349

Non-controlling interest	—	17,784

Total members’/stockholders’ (deficit) equity attributable to the Company	(32,536)	36,133
Total capitalization	$31,707	$36,133

(1)	Reflects the net effect on cash of the receipt of net proceeds of $87.8 million, which amount will be used for general corporate purposes, as described in “Use of Proceeds.” Cash adjustments are as follows (in thousands):

Actual cash, as reported	$4,697
Pro forma adjustments
Net proceeds from this offering	87,804
Purchase of LLC units from existing owners	(18,054)

Purchase of LLC units from Malibu Boats Holdings, LLC	69,750
Repayment of term loan	(64,243)
Payment of termination fee for management agreement	(3,750)

Remaining proceeds from the offering	1,757
Pro forma cash balance	$6,454

DILUTION

If you invest in shares of our Class A Common Stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A Common Stock and the pro forma net tangible book value per share of Class A Common Stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.

Our pro forma net tangible book value as of September 30, 2013 was $(54,495,000), or $(3.19) per share of Class A Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A Common Stock represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding, after giving effect to the Recapitalization described under “History and Formation Transactions—Organizational Structure” and assuming that all of the holders of LLC Units (other than Malibu Boats, Inc.) exchanged their LLC Units for newly-issued shares of Class A Common Stock on a one-for-one basis.

After giving effect to the Offering Transactions, as described in “History and Formation Transactions—Organizational Structure—Offering Transactions,” including the application of the proceeds from this offering as described in “Use of Proceeds” at the initial public offering price per share of $14.00, our pro forma net tangible book value as of September 30, 2013 would have been $14,174,000, or $0.63 per share of Class A Common Stock. This represents an immediate increase in net tangible book value of $3.82 per share of Class A Common Stock to our existing owners and an immediate dilution in net tangible book value of $13.37 per share of Class A Common Stock to investors in this offering. The following table illustrates this dilution per share of Class A Common Stock, assuming the underwriters do not exercise their option to purchase additional shares of Class A Common Stock from us or the selling stockholders:

Initial public offering price per share of Class A Common Stock		$14.00
Pro forma net tangible book value per share as of September 30, 2013, before giving effect to this offering	$(3.19)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$3.82

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$0.63

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$13.37

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $0.74 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $13.26 per share.

The table below summarizes, on a pro forma as adjusted basis as of September 30, 2013, the total number of shares of Class A Common Stock purchased, the total cash consideration paid and the average price per share of Class A Common Stock, assuming that all of the holders of LLC Units (other than Malibu Boats, Inc.) exchanged their LLC Units for shares of Class A Common Stock on a one-for-one basis:

•	the total number of shares of Class A Common Stock purchased from us;

•	the total consideration paid to us (before deducting estimated underwriting discounts and commissions); and

•	the average price per share paid by existing owners and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing owners	12,272,989	54.7%	$—	—%	$—
Selling stockholders	3,012,720	13.4	—	—	—
New investors	7,142,858	31.9	100,000,012	100.0	14.00

Total	22,428,567	100.0%	$100,000,012	100.0%	$4.46

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing owners after this offering would be reduced to 50.7% of the total number of shares of our Class A Common Stock outstanding, the number of shares held by the selling stockholders after this offering would be reduced to 12.7% of the total number of shares of our Class A Common Stock outstanding and the number of shares held by new investors would be 8,214,287 or 36.6% of the total number of shares of our Class A Common Stock outstanding.

Except as otherwise indicated, the amounts set forth above are based on 10,155,578 shares of Class A Common Stock outstanding as of September 30, 2013, and exclude:

•	899,254 shares of Class A Common Stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A Common Stock from us;

•	12,272,989 shares of Class A Common Stock issuable upon exchange of 12,272,989 LLC Units; and

•	1,700,000 shares of Class A Common Stock that will be available for future grant under our Incentive Plan.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of income for the fiscal year ended June 30, 2013 and for the three months ended September 30, 2013 present our consolidated results of operations giving pro forma effect to the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on July 1, 2012. The unaudited pro forma consolidated balance sheet as of September 30, 2013 presents our consolidated financial position giving pro forma effect to the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transaction occurred on September 30, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of the LLC.

The unaudited pro forma consolidated financial information should be read together with “History and Formation Transactions—Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Malibu Boats, Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the credit facilities and term loans from the syndicate of banks led by SunTrust Bank in the aggregate principal amount of $75 million entered into as of July 16, 2013;

•

the termination of our management agreement with Malibu Boats Investor, LLC, an affiliate, including the payment of a non-recurring fee of $3.75 million to Malibu Boats Investor, LLC upon the consummation of this offering;

•	the Recapitalization and Offering Transactions;

•	the purchase by Malibu Boats, Inc. of LLC Units with the proceeds of this offering;

•	the offering and the estimated use of net proceeds as described under “Use of Proceeds”;

•

in the case of the unaudited pro forma consolidated statements of income, a provision for corporate income taxes on the income attributable to Malibu Boats, Inc. at an effective rate of 34.3%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local tax jurisdiction;

•

adjustments that give effect to the tax receivable agreement as described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and executed in connection with the Recapitalization and Offering Transactions;

•

payments due to the existing owners as set forth in the tax receivable agreement equal to 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income and franchise tax that we actually realize (or are deemed to realize in the case of certain payments required to be made upon certain occurrences under the tax receivable agreement) as a result of the increases in the tax basis of the LLC’s assets attributable to Malibu Boats, Inc.’s purchase of LLC Units from the existing owners and of certain other tax benefits related to our entering into the tax receivable agreement; and

•	adjustments to reflect the impact on deferred tax assets related to the difference in the historical tax basis in the LLC as compared to its GAAP carrying value.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,071,429 shares of Class A common stock from us or the selling stockholders.

MALIBU BOATS, INC.

Unaudited Pro Forma Consolidated Statement of Income

Fiscal Year Ended June 30, 2013

	Malibu Boats Holdings, LLC Historical (1)	Pro Forma Adjustments		Malibu Boats, Inc. (2) Pro Forma
	(In thousands, except per unit and share data)
Net sales	$167,012	$—		$167,012
Cost of sales	123,412	—		123,412

Gross profit	43,600			43,600
Operating expenses:
Selling and marketing	4,937	—		4,937
General and administrative	14,177	(2,896)	(3)	11,281
Amortization	5,178	—		5,178

Operating income	19,308	2,896		22,204
Other income (expenses):
Other	10	—		10
Interest expense	(1,334)	1,241	(4)	(93)

Other expense	(1,324)	1,241		(83)

Net income before provision for income taxes	17,984	4,137		22,121
Provision for income taxes	—	3,452	(5)	3,452

Net income	17,984	685		18,669
Non-controlling interest	—	12,105	(6)	12,105

Net income attributable to members and stockholders	$17,984	$(11,420)		$6,564

Basic earnings per unit:
Class A Units	$0.43
Class B Units	$0.43
Class M Units	$0.43
Diluted earnings per unit:
Class A Units	$0.42
Class B Units	$0.42
Class M Units	$0.42
Basic and diluted weighted average units used in computing earnings per unit:
Class A Units	36,742
Class B Units	3,885
Class M Units	1,421
Pro forma net income available to Class A Common Stock per share:
Basic				$0.65
Diluted				$0.65
Pro forma basic and diluted weighted average shares used in computing net income per share(7):
Basic				10,030,078
Diluted				10,030,078

(1)

We have historically operated our business through the LLC. As of June 30, 2013, the LLC held all of our assets and liabilities and Malibu Boats, Inc. did not have any assets or liabilities and did not conduct operations. Accordingly, the unaudited pro forma consolidated statement of income for the fiscal year ended June 30, 2013 presents the historical results of the LLC as a starting point for the pro forma amounts.
(2)	As a newly formed entity, Malibu Boats, Inc. will have no results of operations until the completion of this offering.
(3)	Upon consummation of the offering, we will terminate our existing management agreement with Malibu Boats Investor, LLC, an affiliate. The adjustment represents the removal of the management fees incurred during the period. The adjustment does not include the non-recurring fee of $3.75 million we will pay to Malibu Boats Investor, LLC upon the consummation of this offering in connection with the termination of the management agreement.
(4)	As described in “Use of Proceeds,” we will pay down all of the amounts owned on our credit facilities and term loans with the proceeds from the offering. This adjustment represents the removal of interest expense associated with the term loans incurred during the period.
(5)	Following the Recapitalization and Offering Transactions, we will be subject to U.S. federal income taxes, in addition to state taxes, with respect to our allocable share of any net taxable income of the LLC that will result in higher income taxes. As a result, the pro forma statement of income reflects an adjustment to our provision for corporate income taxes to reflect an effective income tax rate of 34.3%. The effective income tax rate includes adjustments to the statutory federal income tax rate of 35% for state taxes and permanent items such as stock compensation expense attributable to profits interests and the domestic production activities deduction. A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

Statutory federal income tax rate	35.0%
State income taxes, net of federal taxes	2.2
Permanent items	(2.9)

34.3%

The provision for income taxes is computed by applying the effective income tax rate of 34.3% to pre-tax income multiplied by the percentage ownership in the LLC attributable to Malibu Boats, Inc. upon consummation of the offering, or 45.3% (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock).
(6)	After the Recapitalization and Offering Transactions, as described in “History and Formation Transactions—Organizational Structure,” our only material asset will be the ownership of 45.3% of the LLC Units and our only business will be to act as the sole managing member of the LLC. Therefore, pursuant to FASB ASC 810, “Consolidations,” or ASC Topic 810, we will consolidate the financial results of the LLC into our financial statements. The ownership interests of the other members of the LLC will be accounted for as a non-controlling interest in our consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest will be 54.7%. These amounts have been determined based on the initial public offering price of $14.00 and the assumption that the underwriter’s option to purchase additional shares is not exercised. The amount of non-controlling interest is computed by multiplying pre-tax income by the percentage ownership in the LLC not directly attributable to Malibu Boats, Inc., or 54.7% (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock).
(7)	Pro forma basic and diluted net income per share were computed by dividing the pro forma net income attributable to members and stockholders by 10,030,078. The number of shares was based on the 10,155,578 shares of Class A Common Stock that will be outstanding after this offering, 7,142,858 of which will be sold in the offering and 3,012,720 of which will be owned by selling stockholders (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock, of which 899,254 would be newly issued, to cover over-allotments), and excluding 125,500 shares outstanding after the offering the proceeds from which will be used for general corporate purposes. Because the shares of Class B Common Stock do not share in our earnings, they are not included in the weighted average number of shares outstanding or net income available per share.

MALIBU BOATS, INC.

Unaudited Pro Forma Consolidated Statement of Income

Three Months Ended September 30, 2013

	Malibu Boats Holdings, LLC Historical (1)	Pro Forma Adjustments		Malibu Boats, Inc. (2) Pro Forma
	(In thousands, except per unit and per share data)
Net sales	$43,304	$—		$43,304
Cost of sales	32,283	—		32,283

Gross profit	11,021	—		11,021
Operating expenses:
Selling and marketing	1,432	—		1,432
General and adminstrative	1,955	(22)	(3)	1,933
Amortization	1,294	—		1,294

Operating income	6,340	22		6,362
Other income (expense):
Other	3	—		3
Interest expense	(1,164)	1,153	(4)	(11)

Other expense	(1,161)	1,153		(8)

Net income before provision for income taxes	5,179	1,175		6,354
Provision for income taxes	—	981	(5)	981

Net income	5,179	194		5,373
Non-controlling interest	—	3,477	(6)	3,477

Net income attributable to members and stockholders.	$5,179	$(3,283)		$1,896

Basic and diluted earnings per unit:
Class A Units	$0.12
Class B Units	$0.12
Class M Units	$0.12
Basic and diluted weighted average units used in computing earnings per unit
Class A Units	36,742
Class B Units	3,885
Class M Units	1,549
Pro forma net income available to Class A Common Stock per share:
Basic				$0.19
Diluted				$0.19
Pro forma basic and diluted weighted average units used in computing net income per share(7):
Basic				10,030,078
Diluted				10,030,078

(1)	We have historically operated our business through the LLC. As of September 30, 2013, the LLC held all of our assets and liabilities and Malibu Boats, Inc. did not have any assets or liabilities and did not conduct operations. Accordingly, the unaudited pro forma consolidated statement of income for the three months ended September 30, 2013 presents the historical results of the LLC as a starting point for the pro forma amounts.
(2)	As a newly formed entity, Malibu Boats, Inc. will have no results of operations until the completion of this offering.

(3)	Upon consummation of the offering, we will terminate our existing management agreement with Malibu Boats Investor, LLC, an affiliate. The adjustment represents the removal of the management fees incurred during the period. The adjustment does not include the non-recurring fee of $3.75 million we will pay to Malibu Boats Investor, LLC upon the consummation of this offering in connection with the termination of the management agreement.
(4)	As described in “Use of Proceeds,” we will pay down all of the amounts owned on our credit facilities and term loans with the proceeds from the offering. This adjustment represents the removal of interest expense associated with the term loans incurred during the period.
(5)	Following the Recapitalization and Offering Transactions, we will be subject to U.S. federal income taxes, in addition to state taxes, with respect to our allocable share of any net taxable income of the LLC that will result in higher income taxes. As a result, the pro forma statement of income reflects an adjustment to our provision for corporate income taxes to reflect an effective income tax rate of 34.3%. The effective income tax rate includes adjustments to the statutory federal income tax rate of 35% for state taxes and permanent items such as stock compensation expense attributable to profits interests and the domestic production activities deduction. A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

Statutory federal income tax rate	35.0%
State income taxes, net of federal taxes	2.2
Permanent items	(2.9)

34.3%

The provision for income taxes is computed by applying the effective income tax rate of 34.3% to pre-tax income multiplied by the percentage ownership in the LLC attributable to Malibu Boats, Inc. upon consummation of the offering, or 45.3% (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock).
(6)	After the Recapitalization and Offering Transactions, as described in “History and Formation Transactions—Organizational Structure,” our only material asset will be the ownership of 45.3% of the LLC Units and our only business will be to act as the sole managing member of the LLC. Therefore, pursuant to ASC Topic 810 we will consolidate the financial results of the LLC into our financial statements. The ownership interests of the other members of the LLC will be accounted for as a non-controlling interest in our consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest will be 54.7%. These amounts have been determined based on the initial public offering price of $14.00 and the assumption that the underwriter’s option to purchase additional shares is not exercised. The amount of non-controlling interest is computed by multiplying pre-tax income by the percentage ownership in the LLC not directly attributable to Malibu Boats, Inc., or 54.7% (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock).
(7)	Pro forma basic and diluted net income per share were computed by dividing the pro forma net income attributable to members and stockholders by 10,030,078. The number of shares was based on the 10,155,578 shares of Class A Common Stock that will be outstanding after this offering, 7,142,858 of which will be sold in the offering and 3,012,720 of which will be owned by selling stockholders (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock, of which 899,254 would be newly issued, to cover over-allotments), and excluding 125,500 shares outstanding after the offering the proceeds from which will be used for general corporate purposes. Because the shares of Class B Common Stock do not share in our earnings, they are not included in the weighted average number of shares outstanding or net income available per share.

MALIBU BOATS, INC.

Unaudited Pro Forma Consolidated Balance Sheet

September 30, 2013

	Malibu Boats Holdings, LLC Historical (1)	Pro Forma Adjustments		Malibu Boats, Inc. (2) Pro Forma
	(In thousands, except share data)
Assets:
Current assets:
Cash	$4,697	1,757	(3) (4)	6,454
Trade receivables, net	6,653	—		6,653
Inventories, net	15,288	—		15,288
Prepaid expenses	418	—		418

Total current assets	27,056	1,757		28,813
Property and equipment, net	7,230	—		7,230
Goodwill	5,718	—		5,718
Other intangible assets, net	16,241	—		16,241
Debt issuance costs, net	965	(965)	(5)	—
Deferred tax asset	—	12,252	(6)	12,252
Other assets	9	—		9

Total assets	57,219	13,044		70,263

Liabilities:
Current liabilities:
Current maturities of long-term debt	3,712	(3,712)	(5)	—
Accounts payable	13,944	—		13,944
Accrued expenses	11,426	—		11,426

Total current liabilities	29,082	(3,712)		25,370
Deferred gain on sale-leaseback	142	—		142
Payable pursuant to tax receivable agreement	—	8,618	(6)	8,618
Long-term debt, less current maturities	60,531	(60,531)	(5)	—

Total liabilities	$89,755	(55,625)		34,130

Equity:
Class A Common Stock, par value $0.01 per share; 100,000,000 shares authorized; 10,155,578 shares issued and outstanding on a pro forma basis	$—	101	(7)	101
Class B Common Stock, par value $0.01 per share; 25,000,000 shares authorized; 34 shares issued and outstanding on a pro forma basis	—	—	(7)	—
Preferred Stock, par value $0.01 per share; 25,000,000 shares authorized; no shares issued and outstanding on a pro forma basis	—	—	(7)	—
Class A Units, 37,000 units authorized, 36,742 units issued and outstanding	(32,759)	32,759	(7)	—
Class B Units, 3,885 units authorized, issued and outstanding	(7,800)	7,800	(7)	—
Class M Units, 2,658 units authorized, 1,549 units issued and outstanding	(3,069)	3,069	(7)	—
Additional paid-in capital	—	15,361	(7)	15,361
Accumulated earnings	11,092	(8,205)	(8)	2,887

Total (deficit) equity	(32,536)	50,885		18,349
Non-controlling interest	—	17,784	(9)	17,784

Total members’ and stockholders’ (deficit) equity	(32,536)	68,669		36,133

Total liabilities and equity	$57,219	13,044		70,263

(1)	We have historically operated our business through the LLC. As of September 30, 2013, the LLC held all of our assets and liabilities and Malibu Boats, Inc. did not have any assets or liabilities and did not conduct operations. Accordingly, the unaudited pro forma consolidated balance sheet as of September 30, 2013 presents the historical financial condition of the LLC as a starting point for the pro forma amounts.

(2)	As a newly formed entity, Malibu Boats, Inc. will have no material assets until the completion of this offering.

(3)	Reflects the net effect on cash of the receipt of net proceeds of $87.8 million, which amount will be used for general corporate purposes, as described in “Use of Proceeds.” Cash adjustments are as follows (in thousands):

Actual cash, as reported	$4,697
Pro forma adjustments
Net proceeds from this offering	87,804
Purchase of LLC units from existing owners	(18,054)

Purchase of LLC units from Malibu Boats Holdings, LLC	69,750
Repayment of term loan	(64,243)
Payment of termination fee for management agreement	(3,750)

Remaining proceeds from the offering	1,757
Pro forma cash balance	$6,454

(4)	As described in “Use of Proceeds,” Malibu Boats, Inc. will pay Malibu Boats Investor, LLC, an affiliate, a non-recurring fee of $3.75 million upon the consummation of the offering in connection with the termination of our management agreement.

(5)	As described in “Use of Proceeds,” we will pay down all of the amounts owed on our credit facilities and term loans with the proceeds from the offering. In connection with the pay down, debt issuance costs associated with the term loans will be written off to interest expense.

(6)	The LLC intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable elections under state and local tax law, such that the initial sale of LLC Units by existing owners will result in adjustments to the tax basis of the assets of the LLC. These increases in tax basis are expected to increase (for tax purposes) the depreciation and amortization deductions by the LLC, and therefore, to reduce the amount of income tax that Malibu Boats, Inc. would otherwise be required to pay in the future. In connection with the Recapitalization and Offering Transactions, Malibu Boats, Inc. has entered into a tax receivable agreement with the existing owners which will become effective upon the completion of the Recapitalization and Offering Transactions, pursuant to which we agree to pay to the existing owners, generally over a 15-year period (under current law), 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local and franchise income tax that we actually realize as a result of the increases in tax basis resulting from the sale or exchange of LLC units by the existing owners. The unaudited pro forma consolidated financial statements reflect adjustments (shown in the pro forma adjustments column above) to give effect to the Section 754 election and the tax receivable agreement (as further described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) as a result of the Recapitalization and Offering Transactions based on the following assumptions:

•

The unaudited pro forma consolidated financial statements include adjustments to reflect the expected increase in deferred tax assets representing the income tax effects of the increases in the tax basis as a result of LLC’s election under Section 754 of the Code in connection with the initial sale of LLC Units described above. This adjustment is calculated based on an estimated effective income tax rate for Malibu Boats, Inc. of 34.3%, which includes a provision for U.S. federal income taxes and assumes (i) Malibu Boats, Inc.’s estimated statutory rates apportioned to each state and local tax jurisdiction, (ii) that there are no material changes in the relevant tax law, and (iii) that Malibu Boats, Inc. earns sufficient taxable income in each year to realize the full tax benefit of the amortization of its assets;

•

We will determine the adjustments in connection with the Section 754 election by first calculating the excess of each selling LLC Unit holder and the LLC’s assumed selling price over such holder’s share of the LLC’s tax basis in its assets attributable to the LLC Units being sold to Malibu Boats, Inc. We will then allocate the aggregate excess among the LLC’s assets following applicable tax regulations governing adjustments that result from the Section 754 election. We will determine each selling LLC Unit holder’s share of the tax basis in the LLC’s assets attributable to the LLC Units sold to us by multiplying the selling LLC Unit holder’s tax capital account balance as of the date of sale as maintained in LLC’s books and records by a fraction, the numerator of which is the number of LLC Units sold to us, and the denominator of which is the number of LLC Units held by the selling LLC Unit holder immediately prior to the sale. For purposes of the calculation, the assumed selling price per LLC Unit will equal the price paid per share of the Class A Common Stock by the underwriters to us in the initial public offering. The adjustments are expected to increase the LLC’s basis in its assets (for tax purposes), and we will calculate the amount of any depreciation, amortization and other deductions to which it will be entitled as a result of these adjustments. We will then calculate Malibu Boats, Inc.’s tax liability with and without the deductions attributable to these adjustments, assuming that Malibu Boats, Inc. earns sufficient taxable income in each year to realize the full benefit of the deductions. We will compute the estimated tax benefit attributable to the election as the excess of Malibu Boats, Inc.’s tax liability as so computed without the deductions over Malibu Boats, Inc.’s tax liability as so computed with the deductions. Additionally, the tax receivable agreement payments may give rise to adjustments that result in the LLC becoming entitled to additional deductions, and the calculation of Malibu Boats, Inc.’s liability under the tax receivable agreement would take these adjustments and additional resulting deductions into account;

•

The unaudited pro forma consolidated financial statements include an increase in deferred tax assets of $9.5 million to reflect our future tax benefit attributable to the increase in the tax basis of the assets upon purchase of LLC Units in connection with the offering and the subsequent Section 754 election. In connection with the Recapitalization and Offering Transactions, an adjustment to recognize additional deferred tax assets of $2.8 million will be included to account for Malibu Boats, Inc.’s share of the benefit from differences between historical tax basis and book basis in the assets of the LLC. The adjustments related to the LLC’s Section 754 election described above are a component of Malibu Boats, Inc.’s tax basis in the LLC;

•

The LLC’s election under Section 754 of the Code is at the discretion of the LLC and is not subject to review or approval by the Internal Revenue Service or other tax authorities. The computation of the adjustments resulting from the Section 754 election and Malibu Boats, Inc.’s tax liability is subject to audit by the Internal Revenue Service and other tax authorities in the same manner as all other items reported on income tax returns;

•

The unaudited pro forma consolidated financial statements include an adjustment of $8.6 million to reflect a liability with respect to the tax receivable agreement equal to 85% of the estimated realizable tax benefit resulting from the estimated increase in tax basis due to the LLC’s Section 754 election in connection with the initial sale of LLC units by the existing owners; and

•

The unaudited pro forma consolidated financial statements include the cumulative net effect of accounting for income taxes and the tax receivable agreement, which will be a net increase in stockholders’ equity of 9.2% of the estimated realizable tax benefit.

Pursuant to the terms of the exchange agreement, our existing owners following the completion of this offering may subsequently exchange LLC Units for shares of Class A Common Stock or cash, at our election. Any subsequent exchanges of LLC Units for shares of Class A Common Stock pursuant to the exchange agreement may result in increases in the tax basis of the tangible and intangible assets of the LLC (85% of the realized tax benefits from which will be due to the exchanging LLC Unit holders and recorded as an additional payable pursuant to the tax receivable agreement) that otherwise would not have been available. These subsequent exchanges have not been reflected in the unaudited pro forma consolidated financial statements.

(7)	Reflects the Recapitalization and Offering Transactions, as described under “History and Formation Transactions—Organizational Structure,” including (i) the elimination of existing members’ equity for $43.6 million in consolidation of the LLC into the financial statements of Malibu Boats, Inc., (ii) the issuance of Class B Common Stock in connection with the Recapitalization and Offering Transactions, (iii) the issuance of Class A Common Stock in connection with this offering for $0.1 million, (iv) the net proceeds from the purchase of LLC units from existing owners for $69.8 million, (v) the net effect of accounting for income taxes and the tax receivable agreement of $3.6 million, and the portion of additional paid-in capital including these items attributable to our non-controlling interest in the LLC.

(8)	Reflects the net effect of adjustments for the payment of the $3.75 million management termination fee, write-off of debt issuance costs of approximately $965,000 in connection with the payoff of our credit facilities and term loans, and portion of accumulated earnings including these items attributable to our non-controlling interest in the LLC multiplied by the 54.7% ownership not directly attributable to Malibu Boats, Inc.

(9)	After the Recapitalization and Offering Transactions, as described in “History and Formation Transactions—Organizational Structure,” our only material asset will be the ownership of 45.3% of the LLC Units and our only business will be to act as the sole managing member of the LLC. Therefore, pursuant to ASC Topic 810, we will consolidate the financial results of the LLC into our financial statements. The ownership interests of the other members of the LLC will be accounted for as a non-controlling interest in our consolidated financial statements after this offering. Immediately following this offering, the non-controlling interest will be 54.7%. This amount has been determined based on the initial public offering price of $14.00 and the assumption that the underwriter’s option to purchase additional shares is not exercised.

The non-controlling interest of Malibu Boats, Inc. is equal to the net effect of adjustments on additional paid-in capital (noted in (7) above) and accumulated earnings (noted in (8) above) multiplied by the percentage ownership not directly attributable to Malibu Boats, Inc., or 54.7% (assuming the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock).

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the LLC and Malibu Boats, Inc., as the case may be, below should be read together with “History and Formation Transactions—Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statement of income data for the fiscal years ended June 30, 2011, 2012 and 2013 and our consolidated balance sheet data as of June 30, 2011, 2012 and 2013 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of income data for the three months ended September 30, 2012 and 2013 and our consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. Certain of the measures set forth below are not measures recognized under GAAP. For a discussion of management’s reasons for presenting such data and a reconciliation to comparable financial measures calculated in accordance with GAAP, see “—GAAP Reconciliation of Non-GAAP Financial Measures.” Our historical results are not necessarily indicative of the results that may be expected in the future. Additionally, our results of operations for the interim period ended September 30, 2013 are not necessarily indicative of the results to be obtained for the full fiscal year.

The supplemental pro forma net income data for the fiscal year ended June 30, 2013 and the three months ended September 30, 2013 give pro forma effect to the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on July 1, 2012 and July 1, 2013, respectively. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of the LLC. The supplemental pro forma net income data is included for informational purposes only and does not purport to reflect the results of operations of Malibu Boats, Inc. that would have occurred had we operated as a public company during the periods presented. The supplemental pro forma net income data should not be relied upon as being indicative of our results of operations had the Recapitalization and Offering Transactions described under “History and Formation Transactions—Organizational Structure” and the use of the net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands, except share data)
Consolidated statement of income data:
Net sales	$99,984	$140,892	$167,012	$33,159	$43,304
Cost of sales	83,730	110,849	123,412	25,291	32,283

Gross profit	16,254	30,043	43,600	7,868	11,021
Operating expenses:
Selling and marketing	3,621	4,071	4,937	1,076	1,432
General and administrative	6,194	8,307	14,177	4,512	1,955
Amortization	5,178	5,178	5,178	1,294	1,294

Operating income	1,261	12,487	19,308	986	6,340
Other expense, net	(1,804)	(1,381)	(1,324)	(347)	(1,161)

Net (loss) income	$(543)	$11,106	$17,984	$639	$ 5,179

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands, except share data)
Basic (loss) earnings per unit:
Class A Units	$(0.01)	$0.26	$0.43	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.43	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.43	$0.02	$0.12
Diluted (loss) earnings per unit:
Class A Units	$(0.01)	$0.25	$0.42	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.42	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.42	$0.02	$0.12
Supplemental pro forma net income available to Class A Common Stock per share (1):
Basic			$0.65		$0.19
Diluted			$0.65		$0.19
Consolidated balance sheet data:
Total assets	$60,033	$64,725	$65,927	$59,447	$57,219
Total liabilities	45,566	39,280	45,913	48,726	89,755
Total members’ equity (deficit)	14,467	25,445	20,014	10,721	(32,536)
Additional financial and other data:
Unit volume	1,860	2,482	2,672	550	661
Gross margin	16.3%	21.3%	26.1%	23.7%	25.5%
Adjusted EBITDA(2)	$7,918	$19,863	$31,758	$5,496	$ 8,155
Adjusted EBITDA margin(2)	7.9%	14.1%	19.0%	16.6%	18.8%

(1)	Pro forma basic and diluted net income per share were computed by dividing the pro forma net income attributable to members and stockholders by 10,030,078. The number of shares was based on the 10,155,578 shares of Class A Common Stock that will be outstanding after this offering, 7,142,858 of which will be sold in the offering and 3,012,720 of which will be owned by selling stockholders (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock, of which 899,254 would be newly issued, to cover over-allotments), and excluding 125,500 shares outstanding after the offering the proceeds from which will be used for general corporate purposes. Because the shares of Class B Common Stock do not share in our earnings, they are not included in the weighted average number of shares outstanding or net income available per share.
(2)	Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. For definitions of adjusted EBITDA and adjusted EBITDA margin and a reconciliation of each to net income, see “—GAAP Reconciliation of Non-GAAP Financial Measures.”

GAAP Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are used by management as well as by investors, commercial bankers, industry analysts and other users of our financial statements.

We define adjusted EBITDA as earnings before interest expense, income taxes, depreciation, amortization and non-cash, non-recurring and non-operating expenses, including severance and relocation, management fees and expenses, certain professional fees and non-cash compensation expense. We define adjusted EBITDA margin as adjusted EBITDA divided by net sales. Adjusted EBITDA and adjusted EBITDA margin are not measures of net income as determined by GAAP. Management believes adjusted EBITDA and adjusted EBITDA margin are useful because they allow management to evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods, capital structure and non-recurring and non-operating expenses. We exclude the items listed above from net income in arriving at adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures, the methods by which assets were acquired and other factors. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our liquidity. Certain items excluded from adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historical costs of depreciable assets. Our presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of adjusted EBITDA and adjusted EBITDA margin may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income as determined in accordance with GAAP to adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands)
Consolidated statement of income data:
Net (loss) income	$(543)	$11,106	$17,984	$639	$5,179
Interest expense	1,815	1,433	1,334	350	1,164
Depreciation and amortization	6,000	6,072	6,268	1,616	1,589
Severance and relocation(1)	112	181	192	192	—
Management fees and expenses(2)	27	87	2,896	2,099	22
Professional fees(3)	389	852	2,957	568	169
Non-cash compensation expense(4)	118	132	127	32	32

Adjusted EBITDA	$7,918	$19,863	$31,758	$5,496	$8,155

Adjusted EBITDA margin	7.9%	14.1%	19.0%	16.6%	18.8%

(1)	Represents one-time employment related expenses, including a severance payment to a former executive, and costs to relocate certain departments from California to our Tennessee facility.
(2)	Represents management fees and expenses paid pursuant to our management agreement with Malibu Boats Investor, LLC, an affiliate, which will be terminated upon the consummation of this offering. A portion of the management fees in fiscal year 2013 and all of the management fees in the three months ended September 30, 2012 reflect the payment of management fees pursuant to an amendment to the management agreement in July 2012. For more information about the management fees, see “Certain Relationships and Related Party Transactions—Management Agreement.”
(3)	Represents legal and advisory fees related to our refinancing activities and legal expenses related to our litigation with Pacific Coast Marine Windshields Ltd. and Nautique Boat Company, Inc. For more information about this litigation, see “Business—Legal Proceedings.”
(4)	Represents equity-based incentives awarded to certain of our employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results may differ materially from those currently anticipated and expressed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading designer, manufacturer and marketer of performance sport boats, having the #1 market share position in the United States since 2010. Our boats are used for water sports, including water skiing, wakeboarding and wake surfing, as well as general recreational boating. Since inception in 1982, we have been a consistent innovator in the powerboat industry, designing products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key aspect of their lifestyle. We believe many of our innovations, such as our proprietary Surf Gate technology launched in 2012, expand the market for our products by introducing consumers to new and exciting recreational activities. We believe that our boats are increasingly versatile, allowing consumers to use them for a wide range of activities that enhance the experience of a day on the water with family and friends. While there is no guarantee that we will achieve market share growth in the future, we believe that the performance, quality, value and multi-purpose features of our boats position us to achieve our goal of increasing our market share in the expanding recreational boating market.

We sell our boats through a dealer network that we believe is the strongest in the performance sport boat category. As of September 30, 2013, our distribution channel consisted of 116 independent dealers in North America operating 139 locations and 49 independent dealer locations across 36 countries outside of North America. Our boats are the exclusive performance sport boats offered by the majority of our dealers. Additionally, we have an exclusive licensee in Australia that we believe is the largest performance sport boat manufacturer in that country. Our dealer base is an important part of our consumers’ experience, our marketing efforts and our brands. We devote significant time and resources to find, develop and improve the performance of our dealers and believe our dealer network gives us a distinct competitive advantage.

We have undergone significant growth since we were founded in 1982 and began building custom ski boats in a small shop in Merced, California. In 2006, we were acquired by an investor group, including affiliates of Black Canyon Capital LLC, Horizon Holdings, LLC and then-current management. Beginning in 2009, under the leadership of new management, we implemented several measures designed to improve our cost structure, increase our operating leverage, enhance our product offerings and brands, and strengthen our dealer network. Jack Springer, our Chief Executive Officer, and Wayne Wilson, our Chief Financial Officer, helped lead us successfully through the volume declines experienced during the economic recession. Despite the downturn, we continued to build on our legacy of innovation and invested in product development and process improvements. For example, we:

•	introduced the Axis brand in 2009 for consumers seeking a performance sport boat at a more affordable price;

•	acquired Titan Wake Accessories in 2009 in order to bring tower manufacturing in-house, and subsequently designed and introduced the G3 Tower;

•	released the first picklefork bow design under the Malibu brand in 2012 to fill a specific gap within our product portfolio, quickly followed by two additional Malibu picklefork models;

•	enhanced our manufacturing efficiencies through process improvements and product engineering, including moving from batch to continuous flow manufacturing; and

•

introduced our patented Surf Gate technology in 2012, which allows users to surf on either side of the boat’s wake, generates a better quality surf wave and was the Watersports Industry Association’s Innovation of the Year in 2013.

In addition, we initiated a disciplined process of reviewing, assessing and expanding our dealer network. We grew our dealer network in North America by 33 dealer locations from 2009 to 2013 and also improved the overall performance of our dealers. During this period, we initiated a more disciplined approach of monitoring dealer inventory levels relative to market demand in order to align annual production levels more closely with annual retail sales levels at our dealers. As a result of these collective initiatives, we have a rationalized cost base with a high growth product portfolio that achieved fiscal year 2013 net sales, adjusted EBITDA and net income (loss) of $167.0 million, $31.8 million and $18.0 million, respectively, compared to $140.9 million, $19.9 million and $11.1 million, respectively, for fiscal year 2012 and $100.0 million, $7.9 million and approximately $(543,000), respectively, for fiscal year 2011. For the three months ended September 30, 2013, our net sales, adjusted EBITDA and net income were $43.3 million, $8.2 million and $5.2 million, respectively, an increase of 30.6%, 48.4% and 710.5%, respectively, compared to the three months ended September 30, 2012. The increase in net income for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 was largely attributable to a one-time management fee payment of $2.1 million to Malibu Boats Investor, LLC, an affiliate, during the three months ended September 30, 2012. For the definition of adjusted EBITDA and a reconciliation to net income, see “Selected Consolidated Financial Data—GAAP Reconciliation of Non-GAAP Financial Measures.”

Factors Affecting Our Results of Operations

We believe that our results of operations and our growth prospects are affected by a number of factors, which we discuss below.

Economic Environment and Consumer Demand

Our product sales are impacted by general economic conditions, which affect the demand for our products, the demand for optional features, the availability of credit for our dealers and retail consumers, and overall consumer confidence. Consumer spending, especially purchases of discretionary items, tends to decline during recessionary periods and tends to increase during expansionary periods. The recreational boating industry was adversely affected by the economic downturn, and is now beginning to recover. IBISWorld projects U.S. powerboat manufacturer sales will grow at a compound annual growth rate, or CAGR, of 6.5% between 2012 and 2017. In recent years, the performance sport boat category has grown faster than the overall powerboat market. In 2012, domestic sales of new performance sport boats increased by 13% compared to 2011, while new unit sales of all other powerboats grew 10% over the same period. More recently, for the states reporting registrations for January through September, new unit sales of performance sport boats increased 11% for the nine-month period in 2013 compared to the same period in 2012, while new unit sales of all other powerboats increased 2% over the same period. While there is no guarantee that our market will continue to grow, we expect to benefit from the recovery in the boating industry and from improved consumer confidence levels.

New Product Development and Innovation

Our long-term revenue prospects are based in part on our ability to develop new products and technological enhancements that meet the demands of existing and new consumers. Developing and introducing new boat models and features that deliver improved performance and convenience is essential to leveraging the value of our Malibu and Axis brands. By introducing new boat models, we are able to appeal to a new and broader range of consumers and focus on underserved or adjacent segments of the broader powerboat category. We introduced nine new boat models since the beginning of model year 2011. We believe we also are able to capture additional value from the sale of each boat through the introduction of new features, which we believe permits us to raise average selling prices and enhances our margins. We allocate most of our product development costs to new model and feature designs, usually with a specific consumer base and market in mind. We use industry data to analyze our markets and evaluate revenue potential from each major project we undertake. Our product development cycle, or the time from initial concept to volume production, can be up to two years. As a result, our development costs, which may be significant, may not be offset by corresponding new sales during the same periods. Once new designs and technologies become available to our consumers, we typically realize revenue from these products from one year up to 15 years. We may not, however, realize our revenue expectations from each innovation. We believe our close communication with our consumers, dealers and sponsored athletes regarding their future product desires enhances the efficiency of our product development expenditures.

Product Mix

Historically, we have been successful in leveraging our robust product offering and features to enhance our sales growth and gross margins. Our product mix, as it relates to our brands, types of boats and features, not only makes our offerings attractive to consumers but also helps drive higher sales and margins. Typically, we are able to realize higher sales and margins when we sell larger boats compared to our smaller boats, our premium Malibu brand compared to our entry-level Axis brand and our boats that are fully-equipped with optional features. We will strive to continue to develop new features and models and maintain an attractive product mix that optimizes sales growth and margins.

Our Ability to Manage Manufacturing Costs, Sales Cycles and Inventory Levels

Our results of operations are affected by our ability to manage our manufacturing costs effectively and to respond to changing sales cycles. Our product costs vary based on the costs of supplies and raw materials, as well as labor costs. We have implemented various initiatives to reduce our cost base and improve the efficiency of our manufacturing process. For example, we re-engineered the manufacturing process in our Tennessee facility to reduce labor hours per boat produced and the amount of re-work required. We continuously monitor and review our manufacturing processes to identify improvements and create additional efficiencies. We rely on our insights into the market gleaned from dealer inventory levels, industry reports about anticipated demand for our products in the upcoming sales cycle and our own estimates and assumptions in formulating our manufacturing plan for the following fiscal year. Throughout our consumer sales cycle, which reaches its peak from March through August each year, we adjust our manufacturing activities in order to adapt to variability in demand.

Dealer Network, Dealer Financing and Incentives

We rely on our dealer network to distribute and sell our products. We believe we have developed the strongest distribution network in the performance sport boat category. To improve and expand our network and compete effectively for dealers, we regularly monitor and assess the performance of our dealers and evaluate dealer locations and geographic coverage in order to identify potential market opportunities. As a result of management’s strategic initiatives, we have sold an increasing number of units to dealers in new territories in the United States and Canada not previously covered prior to 2009. We intend to continue to add dealers in new territories in the United States as well as internationally, which we believe will result in increased unit sales.

Our dealers are exposed to seasonal variations in consumer demand for boats. As discussed above under “—Our Ability to Manage Manufacturing Costs, Sales Cycles and Inventory Levels,” we address anticipated demand for our products and manage our manufacturing in order to mitigate seasonal variations. We also use our dealer incentive programs to encourage dealers to order in the off-season by providing floor plan financing relief, which typically permits dealers to take delivery of current model year boats between July 1 and April 30 on an interest-free basis for a specified period. We also offer our dealers other incentives, including rebates, seasonal discounts, promotional co-op arrangements and other allowances. We facilitate floor plan financing programs for many of our dealers by entering into repurchase agreements with certain third-party lenders, which enable our dealers, under certain circumstances, to establish lines of credit with the third-party lenders to purchase inventory. Under these floor plan financing programs, a dealer draws on the floor plan facility upon the purchase of our boats and the lender pays the invoice price of the boats. Since July 1, 2010, we have not repurchased any units from lenders. We will continue to review and refine our dealer incentive offerings and monitor any exposures arising under these arrangements.

Components of Results of Operations

Net Sales

We generate revenue from the sale of boats to our dealers. The substantial majority of our net sales are derived from the sale of boats, including optional features included at the time of the initial wholesale purchase of the boat. Net sales consists of the following:

•	Gross sales from:

•

Boat sales—sales of boats to our dealer network. In addition, nearly all of our boat sales include optional feature upgrades purchased by the consumer, such as Surf Gate, which increase the average selling price of our boats;

•	Trailers, parts and accessories sales—sales of boat trailers and replacement and aftermarket boat parts and accessories to our dealer network and Australian licensee; and

•

Royalty income—licensing fees and royalties that we earn as a result of our contractual relationship with our Australian licensee, which has the exclusive right to manufacture and distribute our products in Australia and New Zealand.

•	Net sales are net of:

•	Sales returns—primarily contractual repurchases of boats either repossessed by the floor plan financing provider from the dealer or returned by the dealer under our warranty program; and

•

Rebates, free flooring and discounts—incentives, including rebates and free flooring, we provide to our dealers based on sales of eligible products. If a dealer meets its annual commitment volume as well as other terms of the rebate program, the dealer is entitled to a specified rebate. Dealers who participate in our floor financing program may be entitled to have their flooring costs covered by us to promote dealer orders in the offseason. For more information, see “Business—Dealer Management.”

Cost of Sales

Our cost of sales includes all of the costs to manufacture our products, including raw materials, components, supplies, direct labor and factory overhead. For components and accessories manufactured by third-party vendors, such costs represent the amounts invoiced by the vendors. Shipping costs and depreciation expense related to manufacturing equipment and facilities are also included in cost of sales. Warranty costs associated with the repair or replacement of our boats under warranty are also included in cost of sales.

Operating Expenses

Our operating expenses include selling and marketing, and general and administrative costs. Each of these items includes personnel and related expenses, supplies, non-manufacturing overhead, third-party professional fees and various other operating expenses. Further, selling and marketing expenditures include the cost of advertising and various promotional sales incentive programs. General and administrative costs include, among other things, product development and engineering expenditures.

Other Expense, Net

Other expense, net consists of interest expense and other income or expense, net. Interest expense consists of interest charged under our credit agreement.

Income Taxes

The LLC is currently taxed as a partnership for federal income tax purposes. Therefore, we have not been subject to entity-level federal income taxation, and the members of the LLC pay taxes with respect to their allocable share of our net taxable income. Following the reorganization and this offering, all of the earnings of Malibu Boats, Inc. will be subject to federal income taxation.

We will be subject to U.S. federal and state income tax in multiple jurisdictions. Some of these jurisdictions have higher statutory tax rates than others. Accordingly, our effective tax rates will vary depending on the relative proportion of income in various states, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws.

Results of Operations

The table below sets forth our results of operations for the periods presented. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods.

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(Dollars in thousands)
Consolidated statement of income data:
Net sales	$99,984	$140,892	$167,012	$33,159	$43,304
Cost of sales	83,730	110,849	123,412	25,291	32,283

Gross profit	16,254	30,043	43,600	7,868	11,021
Operating expenses:
Selling and marketing	3,621	4,071	4,937	1,076	1,432
General and administrative	6,194	8,307	14,177	4,512	1,955
Amortization	5,178	5,178	5,178	1,294	1,294

Operating income	1,261	12,487	19,308	986	6,340
Other expense, net	(1,804)	(1,381)	(1,324)	(347)	(1,161)

Net (loss) income	$(543)	$11,106	$17,984	$639	$5,179

Other data:
Unit volume	1,860	2,482	2,672	550	661

The following table sets forth our gross profit as well as our operating and other income and expenses and other information for the periods presented, expressed as a percentage of net sales:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	83.7	78.7	73.9	76.3	74.5

Gross profit	16.3	21.3	26.1	23.7	25.5
Operating expenses:
Selling and marketing	3.6	2.9	3.0	3.2	3.3
General and administrative	6.2	5.9	8.5	13.6	4.5
Amortization	5.2	3.7	3.1	3.9	3.0

Operating income	1.3	8.8	11.5	3.0	14.7
Other expense, net	(1.8)	(1.0)	(0.8)	(1.0)	(2.7)

Net (loss) income	(0.5)%	7.8%	10.7%	2.0%	12.0%

Comparison of the Three Months Ended September 30, 2013 to the Three Months Ended September 30, 2012

Net Sales. Our net sales for the three months ended September 30, 2013 were $43.3 million, reflecting an increase of $10.1 million, or 30.6%, compared to the same period in 2012. Unit volume for the three months ended September 30, 2013 was 661, a 20.2% increase compared to the same period in 2012. The volume increase in 2013 was attributable to strong, continued consumer demand for our boats, bolstered by the introduction of our new models and features. Net sales per unit increased approximately 9% for the three months ended September 30, 2013 compared to the same period in 2012, primarily because of increased sales prices on new boat models and increased sales of larger boats, including the Wakesetter 24 MXZ, introduced in fiscal year 2013, and Axis A24, introduced early in fiscal year 2014, as well as increased sales of our Surf Gate system, which became available on the Axis brand during 2013.

Cost of Sales. Our cost of sales increased 27.6% to $32.3 million for the three months ended September 30, 2013 compared to the three months ended September 30, 2012. The increase in cost of sales resulted primarily from the 20.2% increase in unit volume and higher material cost per unit, driven by increased sales of higher-content boats such as the Wakesetter 24 MXZ.

Gross Profit. For the three months ended September 30, 2013, our gross profit increased 40.1% to $11.0 million compared to the same period during 2012. Gross profit, as a percentage of net sales, increased 170 basis points to 25.5% for the three months ended September 30, 2013 compared to the same period in 2012. These increases resulted primarily from continued production efficiencies on increased volumes, higher average selling prices driven by price increases and increased sales of larger boats and optional features and continued product cost reduction efforts.

Operating Expenses. Selling and marketing expense increased $0.4 million for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 primarily because of increased marketing costs associated with increased sales volumes. General and administrative expense decreased $2.6 million for the three months ended September 30, 2013, compared to the three months ended September 30, 2012, largely attributable to reduced management fees paid to Malibu Boats Investor, LLC, an affiliate, in 2012. In light of the economic downturn, Malibu Boats Investor, LLC agreed to eliminate its management fees for the period from July 1, 2008 through December 31, 2012, in order to preserve our cash. Subsequently, we amended the management agreement to make a management fee payment in the amount of $2.1 million during the three months ended September 30, 2012.

Other Expense, Net. Interest expense increased $0.8 million to $1.2 million for the three months ended September 30, 2013 compared to the three months ended September 30, 2012. This increase was driven by higher debt balances associated with our July 2013 refinancing.

Comparison of the Fiscal Year Ended June 30, 2013 to the Fiscal Year Ended June 30, 2012

Net Sales. Our net sales for fiscal year 2013 were $167.0 million, an increase of $26.1 million, or 18.5%, compared to fiscal year 2012. Unit volume for fiscal year 2013 was 2,672, an 8% increase compared to fiscal year 2012. The volume increase was attributable to increased consumer demand for our products. Net sales per unit increased approximately 10% for fiscal year 2013 compared to fiscal year 2012, primarily because of increased sales prices on new boat models and the introduction of two new boat models during fiscal year 2013, including our most expensive model, the Wakesetter 24 MXZ, as well as the introduction of our Surf Gate system as an option for consumers of our Malibu boats beginning in fiscal year 2013.

Cost of Sales. For fiscal year 2013, our cost of sales increased 11.3% to $123.4 million compared to fiscal year 2012. The increase in cost of sales resulted primarily from the 8% increase in unit volume and a richer mix of products sold with additional features, offset somewhat by continued realization of labor efficiencies.

Gross Profit. For fiscal year 2013, our gross profit increased 45.1% to $43.6 million compared to fiscal year 2012. Our gross profit, as a percentage of net sales, increased 480 basis points to 26.1% for fiscal year 2013 compared to fiscal year 2012. These increases resulted primarily from continued production efficiencies on increased volumes, higher average selling prices driven by price increases and increased sales of new boat models and optional features, and continued product cost reductions.

Operating Expenses. Our operating expenses for fiscal year 2013 increased 38.4% to $24.3 million compared to fiscal year 2012. Operating expenses as a percentage of sales for fiscal year 2013 increased 200 basis points to 14.5% percent compared to fiscal year 2012. The increase in operating expenses for 2013 was primarily attributable to increased general and administrative expense, comprised of payments made pursuant to our management agreement with Malibu Boats Investor, LLC, which will be terminated upon the consummation of this offering, and increased legal expenditures related to ongoing litigation. In addition, dealer incentives and sales expenses increased during fiscal year 2013 compared to fiscal year 2012 as a result of increased sales.

Other Expense, Net. Interest expense decreased by $0.1 million to $1.3 million in fiscal year 2013 compared to $1.4 million in fiscal year 2012. This decrease was a result of lower interest rates on our borrowings, despite our July 2012 refinancing of our credit facilities and subsequent higher average borrowing balances. For more information about the 2012 refinancing of our credit facilities, see “—Liquidity and Capital Resources—Comparison of the Fiscal Year Ended June 30, 2013 to the Fiscal Year Ended June 30, 2012—Financing Activities.” We experienced a modest decrease in other income over these periods, driven by a reduction in interest income.

Comparison of the Fiscal Year Ended June 30, 2012 to the Fiscal Year Ended June 30, 2011

Net Sales. Our net sales for fiscal year 2012 were $140.9 million, an increase of $40.9 million, or 40.9%, compared to fiscal year 2011. Unit volume for fiscal year 2012 was 2,482, a 33% increase compared to fiscal year 2011. The volume increase was attributable to increased consumer demand for our products, including market growth and market share growth. Net sales per unit increased approximately 6% for fiscal year 2012 compared to fiscal year 2011, primarily because of increased sales prices on new boat models and the introduction of our Wakesetter 22 MXZ, a larger premium priced model.

Cost of Sales. For fiscal year 2012, our cost of sales increased 32.4% to $110.8 million compared to fiscal year 2011. The increase in cost of sales resulted primarily from the 33% increase in unit volume and a richer mix of products sold with additional features, offset somewhat by continued realization of labor efficiencies.

Gross Profit. For fiscal year 2012, our gross profit increased 84.8% to $30.0 million compared to fiscal year 2011. Our gross profit, as a percentage of net sales, increased 510 basis points to 21.3% for fiscal year 2012 compared to fiscal year 2011. These increases resulted largely from the impact of new operational management who was able to achieve a combination of increased labor efficiencies, driven by higher volume and line optimization strategies, and decreased materials costs, attributable to reduced waste from enhanced process controls, among other items.

Operating Expenses. Our operating expenses for fiscal year 2012 increased 17.1% to $17.6 million compared to fiscal year 2011. Operating expenses as a percentage of sales for fiscal year 2012 decreased 250 basis points to 12.5% compared to fiscal year 2011. The increase in operating expenses for 2012 was broad-based across both general and administrative and selling and marketing expenses, but was primarily driven by increased expenditures on personnel, travel, consulting services and professional fees, including those related to ongoing litigation.

Other Expense, Net. Interest expense decreased by $0.4 million to $1.4 million in fiscal year 2012 compared to $1.8 million in fiscal year 2011. This decrease was primarily a result of lower average borrowing balances under our former credit facility.

Quarterly Results of Operations

The table below sets forth our unaudited quarterly consolidated statements of income data for each of the ten quarters in the period ended September 30, 2013. The unaudited quarterly consolidated statements of income data were prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period may not necessarily indicative of the results of operations for a full year.

	Three Months Ended
	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
	(In thousands)
Net sales	$38,428	$31,984	$33,568	$36,263	$39,077	$33,159	$37,818	$47,062	$48,973	$43,304
Cost of sales	32,023	25,716	26,730	28,755	29,648	25,291	28,524	34,562	35,035	32,283

Gross profit	6,405	6,268	6,838	7,508	9,429	7,868	9,294	12,500	13,938	11,021
Operating expenses:
Selling and marketing	681	1,864	1,059	682	466	1,076	1,194	1,523	1,144	1,432
General and administrative	2,179	1,672	1,675	2,247	2,713	4,512	2,641	4,150	2,875	1,955
Amortization	1,294	1,294	1,294	1,295	1,295	1,294	1,294	1,295	1,295	1,294

Total operating expenses	4,154	4,830	4,028	4,224	4,474	6,882	5,129	6,968	5,314	4,681

Operating income	2,251	1,438	2,810	3,284	4,955	986	4,165	5,532	8,624	6,340
Other expense, net	(422)	(372)	(352)	(301)	(356)	(347)	(398)	(332)	(248)	(1,161)

Net income	$1,829	$1,066	$2,458	$2,983	$4,599	$639	$3,767	$5,200	$8,376	$5,179

Liquidity and Capital Resources

Our primary sources of funds have been cash provided by operating activities and borrowings under our credit agreement. Our primary use of funds has been for repayments under our credit arrangements, capital investments and cash distributions to members of the LLC. The following table summarizes the cash flows from operating, investing and financing activities:

	Fiscal Year Ended June 30,			Three Months Ended September 30,
	2011	2012	2013	2012	2013
	(In thousands)
Total cash provided by (used in):
Operating activities	$6,613	$15,495	$25,899	$3,021	$7,740
Investment activities	(1,302)	(2,651)	(2,878)	(314)	(878)
Financing activities	(6,154)	(7,132)	(21,861)	(8,601)	(18,122)

(Decrease) increase in cash	$(843)	$5,712	$1,160	$(5,894)	$(11,260)

On December 19, 2013 and January 27, 2014, the LLC made tax distributions to its members in the aggregate amounts of $3.6 million and $3.2 million, respectively.

Comparison of the Three Months Ended September 30, 2013 to the Three Months Ended September 30, 2012

Operating Activities. Net cash from operating activities was $7.7 million for the three months ended September 30, 2013 compared to $3.0 million for the same period in 2012, an increase of $4.7 million. The increase in cash from operating activities was primarily attributable to an increase in our cash receipts from sales of recreational and sports boats to our dealer network. Cash receipts increased $9.5 million for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012, driven mostly by a 20.2% higher unit sales volume over the same period. Additionally, average sales prices increased for the three months ended September 30, 2013, compared to the same period in 2012, primarily attributable to increased sales prices on new boat models and increased sales of larger, higher margin boats, including the Wakesetter 24 MXZ and Axis A24, as well as increased sales of our Surf Gate system, which became available in 2013. Cash payments to suppliers for purchase of raw material and other supplies used in the manufacturing process increased $6.0 million for the three months ended September 30, 2013, compared to the same period in 2012, primarily attributable to increased production levels associated with higher volumes attributable to new models and options offered as well as increased consumption of materials driven by a mix of larger boats. Cash paid for operating expenses decreased by $1.7 million primarily as a result of a one-time payment of $2.1 million for management fees made during the three months ended September 30, 2012. This decrease in cash used for operating expenses was partially offset by increased selling and marketing expenses associated with higher unit sales volumes and roll out of new models. Cash paid for interest increased $0.5 million attributable to our refinancing of the term loan.

Investing Activities. Net cash used for investing activities was $0.9 million for the three months ended September 30, 2013 compared to $0.3 million for the same period in 2012, an increase of $0.6 million. Our cash used for investing activities for the three months ended September 30, 2012 and 2013 primarily related to investments in new property and equipment, including molds. Management expects our capital expenditures for fiscal year 2014 to be higher than typical at approximately $5.0 million, an increase from fiscal year 2013 capital expenditures of $2.9 million. This expected increase is primarily driven by investments to expand our Tennessee facility and increase production capacity to accommodate future growth.

Financing Activities. Net cash used for financing activities was $18.1 million for the three months ended September 30, 2013 compared to $8.6 million for the three months ended September 30, 2012, an increase of $9.5 million. Our use of cash from financing activities for the three months ended September 30, 2013 primarily consisted of distributions to members of the LLC, including tax distributions, in the aggregate amount of $57.8 million financed by cash on hand as well as our July 2013 refinancing. Our use of cash from financing activities for the three months ended September 30, 2012 primarily consisted of distributions to members of the LLC, including tax distributions, that were financed by our July 2012 refinancing and cash on hand.

Comparison of the Fiscal Year Ended June 30, 2013 to the Fiscal Year Ended June 30, 2012

Operating Activities. Net cash from operating activities was $25.9 million for the fiscal year ended June 30, 2013, compared to $15.5 million for the fiscal year ended June 30, 2012, an increase of $10.4 million. This increase was primarily driven by an increase in our cash receipts from sales of recreational and sports boats to our dealer network, which for the fiscal year ended June 30, 2013, increased by $29.6 million over receipts for the fiscal year ended June 30, 2012. The increase was driven by a 7.7% higher unit sales volume during the fiscal year ended June 30, 2013, compared to the same period in 2012. Additionally, average sales prices increased for the fiscal year ended June 30, 2013, compared to the same period in 2012, primarily attributable to increased sales prices on new boat models and the introduction of new premium-priced models, including the Wakesetter 24 MXZ and Wakesetter 20 MXZ, both of which were introduced in 2013. We also introduced our new Surf Gate system during the same period. Cash payments to suppliers for purchase of raw material and other supplies increased by $12.6 million for the fiscal year ended June 30, 2013, compared to the same period in 2012, primarily attributable to consumption of these items during the manufacturing process associated with higher production volumes, larger models and additional features. Cash paid for operating expenses increased $6.3 million during fiscal year ended June 30, 2013, as compared to the same period 2012. This increase was primarily attributable to payments of $2.8 million to our sponsor for management fees, including a one-time payment of $2.1 million, as well as professional fees related to our refinancing activities and legal expenses related to a dispute with a former supplier and increased selling and marketing expense to support higher unit sales volumes.

Investing Activities. Net cash used for investing activities was $2.9 million for fiscal year 2013 compared to $2.7 million for fiscal year 2012. Our cash used for investing activities for fiscal years 2012 and 2013 primarily related to the purchase of property and equipment.

Financing Activities. Net cash used for financing activities was $21.9 million for fiscal year 2013 compared to $7.1 million for fiscal year 2012. Our financing activities for fiscal year 2013 primarily consisted of distributions to members of the LLC financed by our July 2012 refinancing as well as ongoing tax distributions. The proceeds from the July 2012 refinancing were used to repay existing term and revolving loans that were due August 2012, pay equity distributions of $15.4 million, deferred financing and related fees of $0.7 million and management fees of $2.1 million in connection with the payment of management fees to Malibu Boats Investor, LLC, an affiliate, pursuant to an amendment to the management agreement in July 2012. Our financing activities for fiscal year 2012 primarily consisted of principal repayments of a prior credit facility.

Comparison of the Fiscal Year Ended June 30, 2012 to the Fiscal Year Ended June 30, 2011

Operating Activities. Net cash from operating activities was $15.5 million for the fiscal year ended June 30, 2012, compared to $6.6 million for the fiscal year ended June 30, 2011, an increase of $8.9 million. This increase was primarily driven by an increase in our cash receipts from sales of recreational and sports boats to our dealer network, which for the fiscal year ended June 30, 2012, increased by $37.2 million over receipts for the fiscal year ended June 30, 2011. The increase was driven by a 33.4% higher unit sales volume during the fiscal year ended June 30, 2012, compared to the same period in 2011. Additionally, average sales prices increased for the fiscal year ended June 30, 2012, compared to the same period in 2011, primarily attributable to increased sales prices on new premium boat models such as the Wakesetter 22 MXZ. Cash payments to suppliers for purchases of material and other supplies increased $26.7 million from June 30, 2012, as compared to June 30, 2011, primarily attributable to increased consumption associated with higher production volumes. Cash paid for operating expenses increased $1.4 million during fiscal year ended June 30, 2012, as compared to the same period in 2011. This increase was primarily driven by consulting fees in connection with the implementation of a quality control system and enhancements of our enterprise resource planning system as well as increasing selling and marketing expenses associated with unit sales volumes. Cash paid for interest decreased $0.4 million attributable to lower average loan balances and lower interest rates.

Investing Activities. Net cash used for investing activities was $2.7 million for fiscal year 2012 compared to $1.3 million for fiscal year 2011. Our cash used for investing activities for fiscal years 2011 and 2012 primarily related to the purchase of property and equipment.

Financing Activities. Net cash used for financing activities was $7.1 million for fiscal year 2012 compared to $6.2 million for fiscal year 2011. Our financing activities for fiscal year 2012 and 2011 primarily consisted of principal repayments of a prior credit facility that was due August 2012.

Loans and Commitments

We have lending arrangements with several financial institutions pursuant to a credit agreement with a syndicate of banks led by SunTrust Bank. Borrowings under our credit agreement bear interest at a rate equal to either, at our option, Bank Prime or LIBOR plus the applicable margin, as defined in our credit agreement. As of September 30, 2013, our credit agreement included the following facilities:

•

Revolving Credit Facility. We have access to a revolving credit facility from a bank syndicate led by SunTrust Bank with available borrowings of $10 million due on or before July 16, 2018. As of September 30, 2013, we had no outstanding balance under the revolving credit facility.

•

Swingline Credit Facility. We received a swingline line of credit from SunTrust Bank in the principal amount of up to $2 million due on or before July 16, 2018. Any amounts drawn under the swingline line of credit reduce the capacity under the revolving credit facility. As of September 30, 2013, we had no outstanding balance under the swingline facility.

•

Letter of Credit Facility. We have access to a letter of credit from SunTrust Bank in the principal amount of up to $3 million. Any amounts drawn under the letter of credit reduce the capacity under the revolving credit facility. As of September 30, 2013, we had no drawn amounts from the line of credit.

•

Term Loans. We received a term loan from each of the banks in the syndicate in the aggregate principal amount of $65 million due on or before July 16, 2018. As of September 30, 2013, we had an aggregate total of $64.2 million outstanding under the term loans.

The applicable rate for the term loans was 3.19%, as of September 30, 2013. An increase or decrease of 1.0% in this applicable rate would have resulted in an increase or decrease of $0.3 million in our interest expense for fiscal year 2013.

Our credit agreement permits prepayment without any penalties. Our credit agreement contains certain customary representations and warranties, and notice requirements for the occurrence of specific events such as pending or threatened labor disputes, litigation or judgments over a certain amount. Our credit agreement also contains certain restrictive covenants, which, among other things, place limits on our activities and those of our subsidiaries, the incurrence of additional indebtedness and additional liens on property and limit the future payment of dividends or distributions. For example, our credit agreement generally prohibits the LLC, Malibu Boats, LLC and Malibu Domestic International Sales Corp. from paying dividends or making distributions. Our credit agreement permits, however, distributions based on a member’s allocated taxable income, distributions to fund payments that are required under the tax receivable agreement, payments pursuant to stock option and other benefit plans, dividends and distributions within the loan parties and dividends payable solely in interests of classes of securities. In addition, after June 30, 2014, the LLC may make dividends and distributions of up to $4,000,000 in any fiscal year, subject to compliance with other financial covenants. Our credit agreement specifies permitted liens, permitted investments and permitted debt. Affirmative covenants governing the timing of monthly, quarterly and annual financial reporting are also included in the credit agreement. Our lending arrangements are secured by substantially all of our assets pursuant to a security agreement. As of September, 30, 2013, we were in compliance with all covenants in the credit agreement and security agreement.

Future Liquidity Needs

We believe that our existing cash, credit facilities and cash flows from our operating activities will be sufficient to meet our anticipated future cash needs. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.

Contractual Obligations and Commitments

As of September 30, 2013, our continuing contractual obligations were as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Long-term debt, including interest(1)	$66,235	$3,773	$12,576	$49,886	$—
Notes payable-equipment, including interest	57	57	—	—	—
Operating leases(2)	30,117	1,877	3,753	3,847	20,640
Purchase obligations(3)	15,866	15,866	—	—	—

Total	$112,275	$21,573	$16,329	$53,733	$20,640

(1)	Because interest rates under our credit agreement are based on LIBOR and are subject to fluctuation, future interest payments have been estimated based on an interest rate of 3.19%, which was the applicable rate for the term loans as of September 30, 2013. For more information about long-term debt, see “—Loans and Commitments.”
(2)	We sold our two primary manufacturing and office facilities for a total of $18.3 million in 2008, which resulted in a gain of $0.7 million. Simultaneous with the sale, we entered into an agreement to lease back the buildings for an initial term of 20 years. The net gain of $0.2 million has been deferred and is being amortized in proportion to rent charged over the initial lease term.
(3)	As part of the normal course of business, we enter into purchase orders from a variety of suppliers, primarily for raw materials, in order to manage our various operating needs. The majority of the orders are expected to be purchased throughout fiscal year 2014.

Our dealers have arrangements with certain finance companies to provide secured floor plan financing for the purchase of our products. These arrangements indirectly provide liquidity to us by financing dealer purchases of our products, thereby minimizing the use of our working capital in the form of accounts receivable. A majority of our sales are financed under similar arrangements, pursuant to which we receive payment within a few days of shipment of the product. We have agreed to repurchase products repossessed by the finance companies if a dealer defaults on its debt obligations to a finance company and the boat is returned to us, subject to certain limitations. Our financial exposure under these agreements is limited to the difference between the amounts unpaid by the dealer with respect to the repossessed product plus costs of repossession and the amount received on the resale of the repossessed product. No losses have been incurred under these agreements in the past three fiscal years. An adverse change in retail sales, however, could require us to repurchase repossessed units upon an event of default by any of our dealers, subject to the annual limitation.

Seasonality

Our dealers experience seasonality in their business. Retail demand for boats is seasonal, with a significant majority of sales occurring during peak boating season, which coincides with our first and fourth fiscal quarters. In order to minimize the impact of this seasonality on our business, we manage our manufacturing processes and structure dealer incentives to tie our annual volume rebates program to consistent ordering patterns, encouraging dealers to purchase our products throughout the year. In this regard, we offer free flooring incentives to dealers from the beginning of our model year through April 30 of each year. Further, in the event that a dealer does not consistently order units throughout the year, such dealer’s rebate is materially reduced. We also regularly offer off-season retail promotions to our dealers in seasonally slow months, during and ahead of boat shows, to encourage retail demand. As a result of these efforts, our operating results are less sensitive to seasonal variations than retail sales of our products. For fiscal year 2013, our quarterly net sales as a percentage of annual net sales were 19.9%, 22.6%, 28.2% and 29.3% for the first through fourth fiscal quarters, respectively.

Inflation

The market prices of certain materials and components used in manufacturing our products, especially resins that are made with hydrocarbon feedstocks, copper, aluminum and stainless steel, can be volatile. Historically, however, inflation has not had a material effect on our results of operations. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, could have an adverse impact on our business, financial condition and results of operations.

New boat buyers often finance their purchases. Inflation typically results in higher interest rates that could translate into an increased cost of boat ownership. Should inflation and increased interest rates occur, prospective consumers may choose to forego or delay their purchases or buy a less expensive boat in the event credit is not available to finance their boat purchases.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and cash flows, and related disclosure of contingent assets and liabilities. Our estimates include those related to goodwill, revenue recognition, rebates, equity-based compensation, product repurchases and warranty claims. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements appearing elsewhere in this prospectus, the accounting policies listed below involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to understand and evaluate fully our financial condition and results of operations.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill amounts are not amortized, but rather are evaluated for potential impairment on an annual basis, as of June 30, unless circumstances indicate the need for impairment testing between the annual tests in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 350, “Intangibles—Goodwill and Other.” If this assessment indicates the possibility of impairment, the income approach to test for goodwill impairment would be used unless circumstances indicate that a better estimate of fair value was available. Under the income approach, management calculates the fair value of each reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets including goodwill exceeds the fair value of the reporting unit, then management determines the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. We did not recognize any goodwill impairment charges in the fiscal years ended June 30, 2012 and 2013.

Revenue Recognition

We generally manufacture products based on specific orders from dealers and often ship completed products only after receiving credit approval from third-party financial institutions or those participating in floor financing programs. Revenue associated with sales to dealers financed through either source is primarily recorded when all of the following conditions have been met:

•	an order for a product has been received;

•	a common carrier signs the delivery ticket accepting responsibility for the product; and

•	the product is removed from our property for delivery.

These conditions are generally met when title passes, which is when boats are shipped to dealers in accordance with shipping terms, which are primarily free on board shipping point.

Dealers generally have no rights to return unsold boats. From time to time, however, we may accept returns in limited circumstances and at our discretion under our warranty policy, which generally limits returns to instances of manufacturing defects. We estimate the costs that may be incurred under our basic limited warranty and record a liability in the amount of such costs at the time the product revenue is recognized. We may also be obligated, in the event of default by a dealer, to accept returns of unsold boats under our repurchase commitment to floor financing providers, which are able to obtain such boats through foreclosure. We accrue estimated losses when a loss, due to the default of one of our dealers, is determined to be probable and the amount of the loss is reasonably estimable. Refer to Notes 5 and 13 to our audited consolidated financial statements included elsewhere in this prospectus for more information related to our product warranty and repurchase commitment obligations, respectively.

Revenue from boat part sales is recorded as the product is shipped from our location, which is free on board shipping point. Revenue associated with sales of materials, parts, boats or engine products sold under our exclusive manufacturing and distribution agreement with our Australian licensee are recognized under free-on-board port of disembarkment terms, the point at which the risks of ownership and loss pass to the licensee. We also earn royalties from our Australian licensee, which are accrued on a monthly basis based on a percentage of the licensee’s gross sales. Royalties earned are paid to us on a quarterly basis.

Revenue associated with sales to the independent representative responsible for international sales is recognized in accordance with free on board shipping point terms, the point at which the risks of ownership and loss pass to the representative. A fixed percentage discount is earned by the independent representative at the time of shipment to the representative as a reduction in the price of the boat and is recorded in our consolidated statement of operations as a reduction in sales.

Rebates, Promotions, Floor Financing and Incentives

We provide for various structured dealer rebate and sales promotions incentives, which are recognized as a reduction in net sales, at the time of sale to the dealer. Examples of such programs include rebates, seasonal discounts, promotional co-op arrangements and other allowances. Dealer rebates and sales promotion expenses are estimated based on current programs and historical achievement and/or usage rates. Actual results may differ from these estimates if market conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Free floor financing incentives are estimated at the time of sale to the dealer based on the expected expense to us over the term of the free flooring period and are recognized as a reduction in sales.

Equity-Based Compensation

Equity-based compensation, which includes profits interests granted to employees pursuant to the LLC’s current limited liability company agreement is accounted for in accordance with the provisions of FASB ASC Topic 718, “Compensation—Stock Compensation.” The fair value of these awards is based on the value of our LLC Units, which is estimated, on the date of grant, using the Black-Scholes-Merton option-pricing model, or the Black-Scholes model. These awards are subject to the terms of the applicable agreement governing the award, including vesting and repurchase rights at fair market value and adjustment upon separation

For all time-vesting awards granted, stock-based compensation expense is recognized in the statements of operations and amortized using the straight-line attribution method. For awards that contain a liquidity condition, which is satisfied upon occurrence of a qualifying event, defined as a change in control transaction, expense recognition will occur at the time of the qualifying event.

We utilize the Black-Scholes model for estimating fair value of our awards granted. Option valuation models, including the Black-Scholes model, require the input of subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

Expected volatility rates are based on historical volatility of the common stock of comparable publicly traded entities and other factors, including adjustments for leverage, due to the lack of historic information regarding the LLC. The expected life of equity-based awards is the period of time for which the equity-based awards are expected to be outstanding. Given the lack of historic exercise data, the expected life is determined using the anticipated liquidity event for the awards.

The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. During fiscal years 2011 and 2012, the LLC did not make distributions to its members and, therefore, we have assumed an expected dividend rate of zero.

Given the absence of an active market for our equity, the exercise price of the equity awards on the date of grant was determined and approved by the board of directors using several factors, including progress and milestones achieved in our business development and performance, general industry and economic trends. In establishing the estimated fair value of our equity, we considered the guidance set forth in American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The table below sets forth the assumptions used for calculating the value of equity-based awards granted during the fiscal years ended June 30, 2011 and 2012. No awards were granted during the fiscal year ended June 30, 2013 or the three months ended September 30, 2012 or 2013.

	Fiscal Year Ended June 30,
	2011	2012
Dividend yield	0.00%	0.00%
Expected volatility	100%	75% - 84%
Weighted-average risk-free interest rate	1.41%	0.53% - 0.65%
Expected term (years)	4.00	4.00

Refer to Note 1 “Nature of Business and Summary of Significant Accounting Policies—Equity-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus for more information related to stock-based compensation.

Repurchase Commitments

In connection with our dealers’ wholesale floor plan financing of boats, we have entered into repurchase agreements with various lending institutions. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through payment date by the dealer, generally not exceeding two and a half years. Such agreements are customary in the industry and our exposure to loss under such agreements is limited by the resale value of the inventory which is required to be repurchased. No units were repurchased for the fiscal years ended June 30, 2012 and 2013 or the three months ended September 30, 2012 and 2013.

Product Warranties

We provide a limited warranty for a period of up to three years for our products. Our standard warranties require us or our dealers to repair or replace defective products during the warranty period at no cost to the consumer. We estimate the costs that may be incurred under our basic limited warranty and records as a liability in the amount of such costs at the time the product revenue is recognized. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary. We utilize historical trends and analytical tools to assist in determining the appropriate warranty liability.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial condition through adverse changes in financial market prices and rates and inflation. Changes in these factors could cause fluctuations in our results of operations and cash flows. In the ordinary course of business, we are primarily exposed to interest rate risks. We manage our exposure to these market risks through regular operating and financing activities. We have also attempted to reduce our market risks through hedging instruments such as interest rate swaps.

BUSINESS

Our Company

We are a leading designer, manufacturer and marketer of performance sport boats, having the #1 market share position in the United States since 2010. Our boats are used for water sports, including water skiing, wakeboarding and wake surfing, as well as general recreational boating. Since inception in 1982, we believe we have been a consistent innovator in the powerboat industry, designing products that appeal to an expanding range of recreational boaters and water sports enthusiasts whose passion for boating and water sports is a key aspect of their lifestyle. We believe many of our innovations, such as our proprietary Surf Gate technology launched in 2012, expand the market for our products by introducing consumers to new and exciting recreational activities. We believe that our boats are increasingly versatile, allowing consumers to use them for a wide range of activities that enhance the experience of a day on the water with family and friends. While there is no guarantee that we will achieve market share growth in the future, we believe that the performance, quality, value and multi-purpose features of our boats position us to achieve our goal of increasing our market share in the expanding recreational boating market.

We sell our high performance boats under two brands—Malibu and Axis. Our flagship Malibu brand boats offer our latest innovations in performance, comfort and convenience, and are designed for consumers seeking a premium boating experience. Retail prices of our Malibu boats typically range from $55,000 to $120,000. We launched our Axis brand of boats in 2009 to appeal to consumers who desire a more affordable product but still demand high performance, functional simplicity and the option to upgrade key features. Retail prices of our Axis boats typically range from $40,000 to $85,000.

All of our boats are built and tested at our corporate headquarters near Knoxville, Tennessee. Our boats are constructed of fiberglass, equipped with inboard propulsion systems and available in a range of sizes and hull designs. We employ experienced product development and engineering teams that enable us to offer a range of models across each of our brands while consistently introducing innovative features in our product offerings. Our engineering team closely collaborates with our manufacturing personnel in order to improve product quality and process efficiencies. The results of this collaboration are reflected in our achievement of an adjusted EBITDA of $31.8 million and net income of $18.0 million for fiscal year 2013 and receipt of numerous industry awards, including the Watersports Industry Association’s Innovation of the Year in 2010 and 2013. For the definition of adjusted EBITDA and a reconciliation to net income, see “Selected Consolidated Financial Data—GAAP Reconciliation of Non-GAAP Financial Measures.”

We sell our boats through a dealer network that we believe is the strongest in the performance sport boat category. As of September 30, 2013, our distribution channel consisted of 116 independent dealers in North America operating 139 locations in North America and 49 independent dealer locations across 36 countries outside of North America. Our boats are the exclusive performance sport boats offered by the majority of our dealers. Additionally, we have an exclusive licensee in Australia that we believe is the largest performance sport boat manufacturer in that country. Our dealer base is an important part of our consumers’ experience, our marketing efforts and our brands. We devote significant time and resources to find, develop and improve the performance of our dealers and believe our dealer network gives us a distinct competitive advantage.

We have experienced significant growth in net sales and profitability over the last several years. For our fiscal year ended June 30, 2013, net sales, adjusted EBITDA and net income (loss) were $167.0 million, $31.8 million and $18.0 million, respectively, compared to $140.9 million,

$19.9 million and $11.1 million, respectively, for fiscal year 2012 and $100.0 million, $7.9 million and approximately $(543,000), respectively, for fiscal year 2011. For the three months ended September 30, 2013, our net sales, adjusted EBITDA and net income were $43.3 million, $8.2 million and $5.2 million, an increase of 30.6%, 48.4% and 710.5%, respectively, compared to the three months ended September 30, 2012. The increase in net income for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 was largely attributable to a one-time management fee payment of $2.1 million to Malibu Boats Investor, LLC, an affiliate, during the three months ended September 30, 2012. For the definition of adjusted EBITDA and a reconciliation to net income, see “Selected Consolidated Financial Data—GAAP Reconciliation of Non-GAAP Financial Measures.”

Our Market Opportunity

During 2012, retail sales of new powerboats in the United States totaled $5.8 billion. Of the powerboat categories defined and tracked by the NMMA, our core market corresponds most directly to the inboard ski/wakeboard category, which we refer to as the performance sport boat category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the NMMA, which totaled over $4 billion of sales in 2012. The following table illustrates the size of our addressable market in units and retail sales for 2012:

Powerboat Category	Unit Sales	Retail Sales
	(Dollars in millions)
Outboard	128,800	$2,626
Sterndrive	16,500	883
Performance sport boat	5,500	375
Jet boat	4,500	160

Total addressable market	155,300	$4,044

We believe we are well-positioned to benefit from several trends underway in our addressable market, including:

Improving Macroeconomic Environment Driving Increased Consumer Demand for Boats. Following the economic downturn, the recreational boating industry has grown and is projected to continue to recover. While domestic sales of new performance sport boats in 2012 grew to approximately 5,500 units, they remained 58% below the category’s 2006 sales volume of 13,100. IBISWorld projects that total U.S. powerboat manufacturer sales will grow at a CAGR of 6.5% from 2012 to 2017. While there is no guarantee that these projected growth rates will be achieved in the future, we believe the recreational boating industry has significant opportunity for growth from increased consumer demand and will continue to benefit from improved economic conditions.

Improved Dealer Inventory Positions. Boat manufacturers in our addressable market and industry-wide have been focused on clearing aged inventory from the retail channel over the past few years, driving the current inventory of new boats that are over a year old at dealerships to normalized and healthy levels. If retail sales levels continue to improve, we expect our dealers to place more wholesale orders from us in order to meet this demand. Lower dealer inventory positions also mitigate the potential effects of a decline in retail sales on wholesale volumes.

Increasing Ages of Used Boats Driving New Boat Sales. In 2012, new powerboats accounted for approximately one out of six powerboat sales in the United States compared to an average of approximately one out of four between 2002 and 2008. We believe the shift toward purchasing more used boats during the economic downturn helped cause the average age of powerboats in use to increase from 15 years in 1997 to over 20 years today. As the powerboat industry continues its ongoing recovery and older boats reach the end of their usable lives, we expect consumer purchases of new boats to shift back toward historic levels benefiting new boat manufacturers.

Our Strengths

#1 Market Share Position in Performance Sport Boat Category. We held the number one market share position, based on unit volume, in the United States among manufacturers of performance sport boats for 2010, 2011, 2012 and the nine months ended September 30, 2013. We have grown our U.S. market share from 23.2% in 2008, the year prior to the arrival of our current Chief Executive Officer and Chief Financial Officer, to 30.6% in 2012. The following table reflects our U.S. market share in the performance sport boat category compared to the market share of our competitors for the periods shown:

Manufacturer/Brand(s)	U.S. Market Share in Performance Sport Boat Category
	2008	2009	2010	2011	2012	Nine Months Ended September 30, 2013
Malibu Boats/Malibu and Axis	23.2%	23.5%	24.3%	28.8%	30.6%	32.9%
MasterCraft Boat Company, LLC/MasterCraft	23.8	24.6	23.4	24.2	21.7	19.7
Correct Craft, Inc./Nautique	15.2	13.9	15.9	14.8	14.5	15.5
Skier’s Choice, Inc./Supra and Moomba	16.5	15.6	16.6	15.6	14.7	12.9
All others	21.3	22.4	19.8	16.6	18.5	19.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In addition, our 40.1% market share of performance sport boat exports to international markets in the 12 months ended September 30, 2013 was the highest among U.S. manufacturers.

Performance Sport Boat Category Taking Share. As the recovery in the general economy and overall powerboat industry has continued, the performance sport boat category in which we participate has experienced one of the highest growth rates. New unit sales of performance sport boats in the United States increased by 13% from 2011 to 2012, while new unit sales of all other powerboats in the United States increased 10% over the same period. This trend continued in 2013, as new unit sales of performance sport boats and all other powerboats in the United States increased by 11% and 2%, respectively, during the nine months ended September 30, 2013. We believe this is largely attributable to increased innovation in the features, designs and layouts of performance sport boats, which has improved the performance, functionality and versatility of these boats versus other recreational powerboats, particularly the larger category of sterndrive boats. We believe that we have been at the forefront of product innovation and will continue to appeal to a broader consumer base that values our boats not only for water sports, but also for general recreational boating and leisure activities. We believe that our market-leading position within our expanding category will create continued growth opportunities for us.

Poised to Take Advantage of the Performance Sport Boat Market Recovery. With our leading and growing market share in our category, we believe that we are well-positioned to take advantage of the ongoing recovery in the powerboat market. While the performance sport boat category grew 13% in 2012, new unit sales remained significantly below historical peaks. As illustrated in the chart below, the 5,500 new units sold in 2012 were 53% below the average annual new unit sales volume of 11,714 observed between 2001 and 2007 and 58% below the 13,100 new units sold in 2006. While there is no guarantee that the market will continue to grow or return to historical sales levels, we believe we are in the early stages of a recovery that presents significant opportunity for growth.

Even if the performance sport boat market does not reach previous peak levels, we believe that our #1 market share position in a category that is growing faster than the overall powerboat industry, our investments in the Company during and subsequent to the economic downturn, and our innovative product offering should drive superior performance.

Industry-leading Product Design and Innovation. We believe that our innovation in the design of new boat models and new features has been a key to our success, helping us increase our market share within our category and generally broaden the appeal of our products among recreational boaters. As a result of the features we have introduced, we believe that our boats are used for an increasingly wide range of activities and are increasingly easier to use, while maintaining the high performance characteristics that consumers expect. Additionally, by introducing new boat models in a range of price points, sizes, bow and hull designs, and optional performance features, we have enhanced consumers’ ability to select a boat suited to their individual preferences. Our commitment to, and consistency in, developing new boat models and introducing new features are reflected in several notable achievements, including:

•

release of our patented Surf Gate technology in 2012, which allows users to surf on either side of the boat’s wake, generates a better quality surf wave and was the Watersports Industry Association’s Innovation of the Year in 2013;

•	launch of the Axis brand of boats in 2009, designed from the ground up to be an entry-level product, which has already captured a 6.0% share of the U.S. market in our category; and

•	introduction of the patented Power Wedge in 2006, which gives boaters the ability to customize the size and shape of the boat’s wake with the push of a button.

Strong Dealer Network. We have worked diligently with our dealers to develop the strongest distribution network in the performance sport boat category. We believe that our distribution network of 139 North American dealer locations and 49 international dealer locations allows us to distribute our products more broadly and effectively than our competitors. For fiscal year 2013, our dealers held the #1 market share position for the performance sport boat category in 75 of 133 U.S. markets. We have nominal dealer concentration, with our largest dealer responsible for less than 6.0% of our unit volume and our top ten dealers representing 36.1% of our unit volume in fiscal year 2013. We continually review our geographic coverage to identify opportunities for expansion and improvement, and have added 33 new dealer locations in the past five years to address previously underserved markets. In addition, we have strengthened our dealer network by replacing 36 dealer locations in the past five years, 18 of which were converted from selling one of our competitor’s products.

Highly Recognized Brands. We believe our Malibu and Axis brands are widely recognized in the powerboat industry, which helps us reach a growing number of target consumers. For over 30 years, our Malibu brand has generated a loyal following of recreational boaters and water sports enthusiasts who value the brand’s premium performance and features. Our Axis brand has grown rapidly as consumers have been drawn to its more affordable price point and available optional features. We believe that the appeal of our high performance and innovative products with athletes and enthusiasts contributes to our brand awareness with dealers and with consumers. We are able to build on this brand recognition and support through a series of marketing initiatives coordinated with our dealers or executed directly by us. Many of our marketing efforts are conducted on a grass-roots level domestically and internationally. Key grass-roots initiatives include: production and distribution of water sports videos; online and social marketing; on-the-water events; athlete, tournament and water sport facility sponsorships; and participation and product placement at important industry events. Additionally, our boats, their innovative features, our sponsored athletes and our dealers all frequently win industry awards, which we believe further boosts our brand recognition and reputation for excellence. We believe our marketing strategies and accomplishments enhance our profile in the industry, strengthen our credibility with consumers and dealers and increase the appeal of our brands.

Compelling Margins and Cash Flow. Our adjusted EBITDA margin was 19.0% for fiscal year 2013. For the definition of adjusted EBITDA margin and a reconciliation to net income, see “Selected Consolidated Financial Data—GAAP Reconciliation of Non-GAAP Financial Measures.” In recent years, we have implemented a number of initiatives to reduce our cost base and improve the efficiency of our manufacturing process. Re-engineering the manufacturing process in our Tennessee facility has reduced labor hours per boat produced, and close collaboration between our product development and manufacturing teams has improved production throughput and product quality. Further, vertical integration of tower and tower accessory production has allowed us to increase incremental margin per boat sold. As a result of these and other initiatives, adjusted EBITDA for fiscal year 2013 grew 59.9% on net sales growth of 18.5%, as compared to fiscal year 2012. Our low capital expenditure requirements and a highly efficient working capital cycle allowed us to generate significant excess cash flow in fiscal years 2012 and 2013. We believe our strong cash flow increases our financial stability and provides us with more flexibility to invest in growth initiatives.

Highly Experienced Management Team. Our experienced management team has demonstrated its ability to identify, create and integrate new product innovations, improve financial performance, optimize operations, enhance our distribution model and recruit top industry talent. Our Chief Executive Officer, Jack Springer, joined Malibu Boats in 2009 and has assembled an executive team with strong, complementary talents and experience. This team has led a workforce that we believe has produced superior results, including market share gains, sales growth and profitability improvement in each year since 2009.

Our Strategy

We intend to capitalize on the ongoing recovery in the powerboat market through the following strategies:

Continue to Develop New and Innovative Products in Our Core Markets. We intend to continue developing and introducing new and innovative products—both new boat models to better address a broader range of consumers and new features to deliver better performance, functionality, convenience, comfort and safety to our consumers. We believe that new products and features are important to the growth of our market share, the continued expansion of our category and our ability to maintain attractive margins.

Our product development strategy consists of a two-pronged approach. First, we seek to introduce new boat models to target unaddressed or underserved segments of the performance sport boat category, while also updating and refreshing our existing boat models regularly. For example, we introduced Axis-branded boats starting in 2009 to address the entry-level segment of our category, and we launched the Malibu Wakesetter MXZ product line in 2012 to enter the premium “picklefork” bow design segment of our market. Second, we seek to develop and integrate innovative new features into our boats, such as Surf Gate, Malibu Touch Command and Power Wedge. We intend to continue releasing new products and features multiple times during the year, which we believe enhances our reputation as a leading-edge boat manufacturer and provides us with a competitive advantage.

Capture Additional Share from Adjacent Boating Categories. Our culture of innovation has enabled us to expand the market for our products by attracting consumers from other categories, most notably from the sterndrive category. As illustrated by the chart below, the new unit sales volume of performance sport boats steadily increased from 2001 through 2012 as a percentage of the total new unit sales volume of performance sports boats and sterndrive boats. While there is no guarantee that this trend will continue in the future, we believe our market-leading position and broad offering of boat models and features will continue to attract consumers to our performance sport boats.

U.S. Performance Sport Boats Percentage of Total New Unit Sales Volume for Performance Sport Boats and Sterndrive Boats

We intend to continue to enhance the performance, comfort and versatility of our products in order to further target crossover consumers seeking high-performance powerboats for general recreational activity. For example, we believe that one of our newest boat models, the Wakesetter 24 MXZ, appeals to a broader range of recreational boaters by offering the performance benefits of our products, including superior drivability and water sports versatility, while also providing greater seating capacity, a roomy, plush interior and extensive storage space to allow an increased number of family and friends to spend time together on the water.

Further Strengthen Our Dealer Network. Our goal is to achieve and maintain leading market share in each of the markets in which we operate. We continually assess our distribution network and take the actions necessary to achieve our goal. We intend to strengthen our current footprint by selectively recruiting market-leading dealers who currently sell our competitors’ products. In addition, we plan to continue expanding our dealer network in certain geographic areas to increase consumer access and service in markets where it makes strategic sense. In the past five years, we have added 33 new dealer locations in the United States and Canada to provide incremental geographic coverage. We believe our targeted initiatives to enhance and grow our dealer network will increase unit sales in the future.

Accelerate International Expansion. Based on our U.S. leadership position, brand recognition, diverse, innovative product offering and distribution strengths, we believe that we are well-positioned to increase our international sales. Our 40.1% market share of performance sport boat exports to international markets in the 12 months ended September 30, 2013 was the highest among U.S. manufacturers. Our unit sales outside of North America, however, represented less than 5.0% of our total sales volume in fiscal year 2013. We believe we will increase our international sales both by promoting our products in developed markets where we have a well-established dealer base, such as Western Europe, and by penetrating new and emerging markets where we expect rising consumer incomes to increase demand for recreational products, such as Asia and South America, although there is no guarantee that our efforts will be successful or that international sales will increase.

We have taken a number of steps to enhance our international presence and our ability to drive sales in developed and emerging markets. Over the past three fiscal years, we added eight new international dealers, bringing our total number of dealer locations to 49 outside of North America. Historically, the majority of our boats have been distributed to international markets through third parties. In 2013, we restructured our agreements with those parties to provide for direct sales coverage of key markets, including Central America, South America, Asia (excluding the Middle East) and most of Africa. In Australia, we work closely with a licensed manufacturer to maintain and grow what we believe is our leading market share position while also pursuing opportunities to improve our unit economics. To better manage and optimize international sales, we have added dedicated company resources and increased our sales and marketing activity, including international dealer meetings, dealer service schools, regional marketing campaigns and promotional visits by water sport athletes.

Our Products and Brands

We design, manufacture and sell performance sport boats that we believe deliver superior performance for water sports, including wakeboarding, water skiing and wake surfing, as well as general recreational boating. We market our boats under two brands:

•

Malibu, our flagship brand, dates to our inception in 1982, primarily targeting consumers seeking a premium boating experience and offering our latest innovations in performance, comfort and convenience; and

•

Axis, which we launched as a new brand in 2009, targets a younger demographic and provides them with a more affordably priced, entry-level boat that provides high performance, functional simplicity and the option to upgrade key features.

In addition, we offer various accessories and aftermarket parts.

Boat Models

We believe our boats are renowned for their performance, design, innovative technology, quality and ability to provide consumers a high-quality boating experience at varying price points. We currently offer a number of performance sport boat models across our two brands, which provide consumers with a variety of options across length, hull type, bow type, horsepower and seating capacity in addition to customizable designs and features available for upgrade across our models. The following table provides an overview of our most popular product offerings by brand:

Brand	Series	Number of Models	Lengths	Hull Types	Bow Types	Maximum Power	Maximum Capacity (persons)	Retail Price Range (In thousands)
Malibu	Wakesetter	7	20’-25’	Wake, Cut Diamond, Diamond	Traditional, Picklefork	555 hp	13-18	$55-$120

Malibu	Response	3	20’-21’	Cut Diamond	Traditional	450 hp	8-9	$35-$70

Axis	Axis	4	20’-24’	Wake	Traditional, Picklefork	450 hp	11-17	$40-$85

•

Malibu Wakesetter. Introduced in 1998, the Wakesetter series is our premium boat series and the top selling series within the performance sport boat category. The Wakesetter series is designed for consumers seeking the highest-performance water sport and boating experience. Wakesetter offers consumers a highly-customizable boat with our most innovative technologies, premium features, newest graphics, color options and interior finishes. Demonstrating Wakesetter’s industry-leading performance and market position, the Wakesetter 23 LSV model was the best-selling boat in the performance sport boat category for fiscal years 2009 through 2013 and the Wakesetter 22 MXZ model was the official performance sport boat of the 2013 Red Bull Wake Open.

•

Malibu Response. The Response series, created in 1995, was designed for consumers who desire a high-performance water ski boat. Primarily because of its direct drive engine setup, the Response series produces the smallest wake of any of our boats and is designed to accommodate both professional and recreational skiers by allowing for a range of speeds and line lengths. Demonstrating Response’s reputation for high-performance and quality, the Response TXI model is the boat of choice for Regina Jaquess, the holder of the women’s slalom world record.

•

Axis. After the continued success with our Wakesetter series, we identified a market opportunity in entry-level performance sport boats and, in 2009, launched our Axis brand. We designed Axis for consumers who desire a lower price point, but who still demand high performance, functional simplicity and the option to upgrade their boats to have key features such as Surf Gate. The Axis series currently has four available models and we plan to refine these models continually as well as add new ones as we build out the brand. We believe the Axis series successfully provides consumers with a high quality water sport and boating experience at an attractive price, as evidenced by its #6 market position in the performance sport boat category after only four years on the market.

Innovative Features

In addition to the standard features included on all of our boats, we offer consumers the ability to upgrade our base models by adding certain of our full line of innovative features designed to enhance performance, functionality and the overall boating experience. Our innovative features drive our high average selling prices. Some of these include:

•

Surf Gate. Introduced in July 2012 and initially patented in September 2013, Surf Gate is available as an optional feature on all Malibu Wakesetter models and Axis brand boats. Surf Gate has revolutionized the increasingly popular sport of wake surfing. Prior to Surf Gate, boaters needed to empty ballast tanks on one side of the boat and shift passengers around to lean the boat to create a larger, more pronounced surf-quality wake. By employing precisely engineered and electronically controlled panels, Surf Gate alleviates this time-consuming and cumbersome process, allowing boaters to easily surf behind an evenly weighted boat without the need to wait for ballast changes. Recent enhancements to Surf Gate have improved upon the system’s actuators, allowing for easier and faster transfer, as well as the installation of an indicator horn and optional light signaling, which alert riders to wave transfers. In 2013, the Watersports Industry Association named Surf Gate as Innovation of the Year.

•

Manual Wedge/Power Wedge. Our patented Manual Wedge and Power Wedge allow riders to customize their wakes by simulating up to 1,200 pounds of ballast weight in the transom of their boats. Used in conjunction with Surf Gate, wake surfers are able to customize the size and shape of the wave. The Manual Wedge is available on all Malibu and Axis brand boats. Unlike our Manual Wedge, the Power Wedge, available exclusively on our Malibu line, is fully automated and integrated within the Malibu Touch Command system, increasing functionality and ease-of-use for the driver.

•

G3 Tower. Our G3 Towers, available on Malibu brand boats, are fully customizable with speakers, power lights and racks, enhancing the overall style, performance and functionality of our boats. Our G3 Tower can easily be folded down by one person with its weightless, gas spring-assisted design, making the G3 Tower safe and easy to store. We are the only manufacturer of performance sport boats that produces towers in-house, allowing us to control this critical design element of our boats.

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Electronic Dashboard Controls. Every boat in our Wakesetter series is equipped with our MaliView and Malibu Touch Command systems, which function as an electronic command center that enhances the driver’s experience by providing simple and quick control of all systems on board, including the Power Wedge and Surf Gate systems, rider presets, music, lighting and navigation.

We also offer an array of less technological, but nonetheless value-added boat features such as gelcoat upgrades, upholstery upgrades, engine drivetrain enhancements (such as silent exhaust tips, propeller upgrades and closed cooling engine configuration), sound system upgrades, Bimini tops, boat covers and trailers which further increase the level of customization afforded to consumers.

Our Dealer Network

We rely on independent dealers to sell our products. We establish performance criteria that our dealers must meet as part of their dealer agreements to ensure our dealer network remains the strongest in the industry. As a member of our network, dealers in North America may qualify for floor plan financing programs, rebates, seasonal discounts, promotional co-op payments and other allowances. We believe our dealer network is the most extensive in the performance sport boat category. The majority of our dealers, including eight in our top ten markets, are exclusive to Malibu and Axis brand boats within the performance sport boat category, highlighting the commitment of our key dealers to our boats.

North America

In North America, we had a total of 139 dealer locations as of September 30, 2013. Of these locations, 16% sell our products exclusively, 60% are multi-line locations that only carry non-competitive brands and products and 24% sell our brands as well as other performance sport boat brands. Approximately 35% of our dealer locations have been with us for over ten years. For fiscal year 2013, our dealers held the #1 market share position for the performance sport boat category in 75 of 133 U.S. markets.

We consistently review our distribution network to identify opportunities to expand our geographic footprint and improve our coverage of the market. Over the past five years, we have added 33 new dealer locations to serve previously underserved markets in North America, and these new dealers have sold over 475 additional units over the last five fiscal years. In addition, we have strengthened our dealer network by replacing 36 dealer locations in the past five years, 18 of which were converted from selling one of our competitor’s products. We believe our outstanding dealer network allows us to distribute our products more efficiently than our competitors.

We do not have a significant concentration of sales among our dealers. For fiscal year 2013, our top ten dealers accounted for 36.1% of our units sold and none of our dealers accounted for more than 6.0% of our total sales volume.

We believe that our strong market position in each region of the United States will help us capitalize on growth opportunities as our industry continues to recover from the economic downturn. In particular, we expect to generate continued growth in the southwestern United States (which includes California), a region that experienced the most pronounced decline in sales of new performance sport boats and where we have our highest regional market share. The following graph provides a comparison of the number of units sold by U.S. geographic region during fiscal year 2006, when the market was generally at its pre-recession peak, and fiscal year 2013, as well as our U.S. market share in the performance sport boat category for fiscal year 2013:

International

Less than 5.0% of our unit volume for fiscal year 2013 was generated outside of North America. For these international sales, we rely in part on our relationship with an independent representative with whom we have had a relationship for over 17 years. The independent representative services international dealer arrangements in Europe, the Middle East and South Africa on our behalf and is responsible for certain international dealer relationships, dealer sourcing and account management, which includes order management and customer service support. Under the terms of the agreement with the independent representative, the independent representative purchases boats directly from us at a predetermined percentage discount. These sales are made under the same terms and conditions offered to all dealers, which include, among other things, no right of return except in limited circumstances under our warranty policy. Like sales to our dealers, there are no continuing performance obligations in connection with our sales to the independent representative. Revenue from these sales is recognized in accordance with our customary shipping terms, free on board shipping point. A fixed percentage discount is earned by the independent representative at the time a boat is shipped as a reduction in the price of the boat and is recorded in our consolidated statement of operations as a reduction in sales. In 2013, we restructured our agreement with this representative and our Australian licensee to allow for direct coverage by us of Central America, South America and most of Asia and Africa. In Europe, we had a total of 31 independent dealer locations in 20 countries as of September 30, 2013. In Asia, 12 independent dealer locations marketed our boats in 11 countries as of September 30, 2013. In the rest of the world (other than Australia), we engaged six independent dealer locations in five countries as of September 30, 2013. In Australia, as discussed below, we have a direct relationship with a licensee.

Australia License

Our Malibu and Axis lines have been manufactured and sold in Australia by an exclusive licensee, Malibu Boats Pty Ltd, since 1995. This licensing arrangement has contributed significantly to our large market share in the Australian market, where we believe our brands outsold our most significant competitors at a three-to-one ratio during the 12 months ended September 30, 2013.

We entered into an Exclusive Manufacture and Distribution Agreement with Malibu Boats Pty Ltd. in 2006, as subsequently amended. The agreement has a term of 15 years, with a 15-year automatic renewal period, and is generally terminable for cause with 30 days’ prior notice. Pursuant to the agreement, Malibu Boats Pty Ltd has the exclusive right to manufacture and distribute Malibu and Axis products and spare parts in Australia and New Zealand. We sell to Malibu Boats Pty Ltd certain materials that it requires to manufacture Malibu and Axis products and we also sell complete boats for resale in the covered territory. Further, we have granted a license to Malibu Boats Pty Ltd to display our trademarks and brand names on the products it manufactures under the agreement. We also provide Malibu Boats Pty Ltd with certain marketing assistance. On a quarterly basis, we receive royalties on the gross revenue from the sale of Malibu and Axis products sold by Malibu Boats Pty Ltd. Pursuant to the agreement, Malibu Boats Pty Ltd agrees to, among other things:

•	refrain from selling or distributing any of our competitors’ products;

•	maintain design and quality control standards prescribed by us;

•	promote and demonstrate Malibu and Axis products to consumers; and

•	indemnify us for certain claims.

Dealer Management

Our relationship with our dealers is governed through dealer agreements. Each dealer agreement has a finite term lasting between one and three years. Our dealer agreements also are typically terminable without cause by the dealer at any time and by us with 90 days’ prior notice. We may also generally terminate these agreements immediately for cause upon certain events. Pursuant to our dealer agreements, the dealers typically agree to, among other things:

•	represent our products at specified boat shows;

•	market our products only to retail end users in a specific geographic territory;

•	promote and demonstrate our products to consumers;

•	place a specified minimum number of orders of our products during the term of the agreement in exchange for rebate eligibility that varies according to the level of volume they commit to purchase;

•	provide us with regular updates regarding the number and type of our products in their inventory;

•	maintain a service department to service our products, and perform all appropriate warranty service and repairs; and

•	indemnify us for certain claims.

Our dealer network, including all additions, renewals, non-renewals or terminations, is managed by our sales personnel. Our sales team operates using a semi-annual dealer review process involving our senior management team. Each individual dealer is reviewed semi-annually with a broad assessment across multiple key elements, including the dealer’s geographic region, market share and customer service ratings, to identify underperforming dealers for remediation and to manage the transition process when non-renewal or termination is a necessary step.

We have developed a system of financial incentives for our dealers based on customer satisfaction and achievement of best practices. Our dealer incentive program has been refined through nearly 30 years of experience and provides the following key elements:

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Rebates. Our dealers agree to an annual commitment volume that places each dealer into a certain rebate tier and determines its prospective rebate percentage. If a dealer meets its annual commitment volume as well as other terms of the rebate program, the dealer is entitled to the specified rebate. Failure to meet the commitment volume may result in partial or complete forfeiture of the dealer’s rebate.

•	Co-op. Dealers of the Malibu product line may earn certain co-op reimbursements upon reaching a specified level of qualifying expenditures.

•

Free flooring. Our dealers that take delivery of current model year boats in the offseason, typically July through April, are entitled to have us pay the interest to floor the boat until the earlier of (1) the sale of the unit or (2) a date near the end of the current model year. This program is an additional incentive to encourage dealers to order in the offseason and helps us balance our seasonal production.

Our dealer incentive programs are also structured to promote more evenly distributed ordering throughout the fiscal year, which allows us to achieve better level-loading of our production and thereby generate plant operating efficiencies. In addition, these programs offer further rewards for dealers who are exclusive to Malibu and Axis in our performance sport boat category.

Floor Plan Financing

Our North American dealers often purchase boats through floor plan financing programs with third-party floor plan financing providers. During fiscal year 2013, approximately 80% of our domestic shipments were made pursuant to floor plan financing programs through which our dealers participate. These programs allow dealers to establish lines of credit with third-party lenders to purchase inventory. Under these programs, a dealer draws on the floor plan facility upon the purchase of our boats and the lender pays the invoice price of the boats. As is typical in our industry, we have entered into repurchase agreements with certain floor plan financing providers to our dealers. Under the terms of these arrangements, in the event a lender repossesses a boat from a dealer that has defaulted on its floor financing arrangement and is able to deliver the repossessed boat to us, we are obligated to repurchase the boat from the lender. Our obligation to repurchase such repossessed products for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor financing program.

Our exposure under repurchase agreements with third-party lenders is mitigated by our ability to reposition inventory with a new dealer in the event that a repurchase event occurs. The primary cost to us of a repurchase event is any loss on the resale of a repurchased unit, which is often less than 10.0% of the repurchase amount. Since July 1, 2010, we have repurchased zero units under repurchase agreements.

Marketing and Sales

As of September 30, 2013, we employed seven specialized and dedicated sales professionals. We believe that providing a high level of service to our dealers and end consumers is essential to maintaining our excellent reputation. Our sales personnel receive training on the latest Malibu Boats products and technologies, as well as training on our competitors’ products and technologies, and attend trade shows to increase their market knowledge. This training is then passed along to our dealers to ensure a consistent marketing message and leverage our marketing expenditures. We enjoy strong brand awareness, as evidenced by our substantial market share.

Our marketing strategy focuses on strengthening and promoting the Malibu and Axis brands in the recreational boating marketplace. An important element of our marketing strategy involves specialized promotions at competitive water sports events, and individual and team sponsorships. Our leading position in the performance sport boat category is supported by our sponsorship of some of the most prestigious water sports competitions, including the Red Bull Wake Open, Malibu Open and World Wakeboard Association Riders Experience, which we believe positively influences the purchasing habits of enthusiasts and other consumers seeking high-performance products. These events feature the most popular figures in water sports, drawing large audiences of enthusiasts to a variety of sites around the country. Further, we sponsor a team of elite male and female athletes from the professional water sports tours. Team Malibu includes legendary wakeboarders such as Phil Soven, named “King of Wake” at the 2013 Surf Expo, Dallas Friday, winner of the 2004 ESPY for “Best Female Action Sports Athlete,” Raph Derome, winner of WakeWorld.com’s “Rail Rider of the Year” for 2013, and Amber Wing, winner of TransWorld’s “Best Women’s Rider” for 2013. We believe that the performance of our products has been demonstrated by, and our brands benefit from, the success of professional athletes who use our products.

In addition to our website and traditional marketing channels, such as print advertising and tradeshows, we maintain an active digital advertising and social media platform, including use of Facebook and Twitter to increase brand awareness, foster loyalty and build a community of users. In addition, we benefit from the various Malibu and Axis user-generated videos and photos that are uploaded to websites including YouTube, Vimeo and Instagram. As strategies and marketing plans are developed for our products, our internal marketing and communications group works to ensure brand cohesion and consistency. We believe that our marketing initiatives, as well as our strategic focus on product innovation, performance and quality attracts aspiring and enthusiast consumers to our brands and products.

Product Development and Engineering

We are strategically and financially committed to innovation, as reflected in our dedicated product development and engineering group and evidenced by our track record of new product introduction. Our product development and engineering group spans both our Tennessee headquarters and our California facility and comprises 11 professionals. These individuals bring to our product development efforts significant expertise across core disciplines, including boat design, computer-aided design, electrical engineering and mechanical engineering. They are responsible for execution of all facets of our new product strategy, including designing new and refreshed boat models and new features, engineering these designs for manufacturing and integrating new features into our boats. In addition, our Chief Executive Officer and Chief Operating Officer are actively involved in the product development process and integration into manufacturing.

We take a disciplined approach to the management of our product development strategy. We use a formalized phase gate process, overseen by a dedicated project manager, to develop, evaluate and implement new product ideas for both boat models and innovative features. Application of the phase gate process requires management to establish an overall timeline that is sub-divided into milestones, or “gates,” for product development. Setting milestones at certain intervals in the product development process ensures that each phase of development occurs in an organized manner and enables management to become aware of and address any issues in timely fashion, which facilitates on-time, on-target release of new products with expected return on investment. Extensive testing and coordination with our manufacturing group are important elements of our product development process, which we believe enable us to minimize the risk associated with the release of new products. Our phase gate process also facilitates our introduction of new boat models and features throughout the year, which we believe provides us with a competitive advantage in the marketplace. Finally, in addition to our process for managing new product introductions in a given fiscal year, we also engage in longer-term product lifecycle and product portfolio planning.

Manufacturing

Our manufacturing efforts are led by our Chief Operating Officer, who brings 30 years of experience in the manufacture of performance sport boats, supported by a workforce of 365 employees as of September 30, 2013. We manufacture all of our boats at our Tennessee facility, and we manufacture towers, tower accessories and stainless steel and aluminum billet at our California facility.

Our boats are built through a continuous flow manufacturing process that encompasses fabrication, assembly, quality management and testing. Each boat is produced over a seven-day cycle that includes the fabrication of the hull and deck through gelcoat application and fiberglass lamination, grinding and hole cutting, installation of components, rigging, finishing, detailing and on-the-water testing. We manufacture certain components and subassemblies for our boats, such as upholstery, stainless steel and aluminum billet and towers. We procure other components, such as engines and electronic controls, from third-party vendors and install them on the boat.

We acquired our tower and tower accessory manufacturing capability in 2009 through the acquisition of certain assets of Titan Wake Accessories, which had been one of our suppliers. Tower-related manufacturing occurs in our Merced-based machine shop, where we use multiple computer-controlled machines to cut all of the aluminum parts required for tower assembly. We are the only performance sport boat company that manufacturers towers in-house. We believe that the vertical integration of these components is a distinct competitive advantage that allows us to control key design elements of our boats and generate higher margins.

We are committed to continuous improvement in our operations, and our efforts in this regard have resulted in higher gross margins. Specifically, we have increased labor efficiency, reduced cost of materials and reduced warranty claims. Our production engineers evaluate and seek to optimize the configuration of our production line given our production volumes and model mix. We use disciplined mold maintenance procedures to maintain the usable life of our molds and to reduce surface defects that would require rework. We have instituted scrap material reduction and recovery processes, both internally and with our supplier base, helping to manage our material costs. Finally, we have implemented a quality management system to ensure that proper procedures and control measures are in place to deliver consistent, high-quality product, especially as our production volumes have increased.

We focus on worker safety in our operations. From July 1, 2012 through September 30, 2013, we recorded 762,094 consecutive man-hours without a lost-time accident in our Tennessee facility, an accomplishment that has reduced workers’ compensation claims and warranty costs, as our most experienced employees continue to remain on the job.

Suppliers

We purchase a wide variety of raw materials from our supplier base, including resins, fiberglass, hydrocarbon feedstocks and steel, as well as product parts and components, such as engines and electronic controls, through a sales order process.

We belong to Independent Boat Buildings, Inc., or IBBI, a 22-member marine purchasing cooperative and sit on its board of directors. Membership in IBBI is limited to top-tier manufacturers and is not only helpful for procuring materials, but also helps us stay abreast of technological developments and industry best practices. Although we purchase certain supplies, such as fiberglass and resins, through the IBBI cooperative agreement, we maintain informal arrangements with third-party suppliers outside of the IBBI agreement for other raw materials and components, which we believe ensures that our boats are constructed using the best available components and raw materials.

We have not experienced any material shortages in any of our raw materials, product parts or components. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mixes, introducing new product lines or limiting production in response to an industry-wide reduction in boat demand.

The most significant component used in manufacturing our boats, based on cost, are engines. We maintain a strong and long-standing relationship with our primary supplier of engines, and we have also developed a relationship with a second supplier from whom we expect to source approximately 10% of our engines for fiscal year 2014. As is typical in our industry, our engine suppliers are marinizers of engines that they procure from larger engine block manufacturers, such as General Motors Corporation.

Insurance and Product Warranties

We carry various insurance policies, including policies to cover general products liability, workers’ compensation and other casualty and property risks, to protect against certain risks of loss consistent with the exposures associated with the nature and scope of our operations. Our policies are generally based on our safety record as well as market trends in the insurance industry and are subject to certain deductibles, limits and policy terms and conditions.

We provide limited product warranties, generally covering periods from 12 to 36 months for Malibu brand boats and 12 to 24 months for Axis brand boats. During the warranty period, we reimburse dealers and Malibu Boats authorized service facilities for all or a portion of the cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by us and labor costs incurred by dealers or Malibu Boats authorized service facilities). Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines and trailers, among other components.

Intellectual Property

We rely on a combination of patent, trademark and copyright protection, trade secret laws, confidentiality procedures and contractual provisions to protect our rights in our brand, products and proprietary technology. This is an important part of our business and we intend to continue protecting our intellectual property. We currently hold 12 U.S. patents, nine pending U.S. patent applications, three pending Australian patent applications and two pending international (PCT) patent applications.

We own 26 registered trademarks in various countries around the world, and we have made applications for four additional registrations. Such trademarks may endure in perpetuity on a country-by-country basis, provided that we comply with all statutory maintenance requirements, including continued use of each trademark in each such country. We currently do not own any registered copyrights.

Competition

The powerboat industry, including the performance sport boat category, is highly competitive for consumers and dealers. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. We compete with several large manufacturers that may have greater financial, marketing and other resources than we do. We compete with large manufacturers who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a wide variety of small, independent manufacturers. Competition in our industry is based primarily on brand name, price and product performance. For more information, see “Risk Factors—Risks Related to Our Business—Our industry is characterized by intense competition, which affects our sales and profits.”

Environmental, Safety and Regulatory Matters

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency, or EPA, and state pollution control agencies. The Occupational Safety and Health Administration, or OSHA, standards limit the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Our facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. We believe that our facilities comply in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.

Powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community’s imported manufactured products standards. These certifications specify standards for the design and construction of powerboats. We believe that all of our boats meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. We have instituted recalls for defective component parts produced by certain of our third-party suppliers. None of the recalls has had a material adverse effect on our Company.

The EPA has adopted regulations stipulating that many marine propulsion engines meet an air emission standard that requires fitting a catalytic converter to the engine. These regulations also require, among other things, that engine manufacturers provide a warranty that their engines meet EPA emission standards. The engines used in our products are subject to these regulations. This regulation has increased the cost to manufacture our products.

Employees

We believe we maintain excellent relations with our employees, treating them as business partners and focusing on building careers. As of September 30, 2013, more than 20% of our employees had been with us for ten or more years. As of September 30, 2013, we employed 408 people, 333 of whom work at our facilities in Tennessee, 68 of whom work at our California site and seven who work remotely. As of September 30, 2013, approximately 16% of our employees were salaried and 84% were hourly workers. None of our employees are represented by a labor union and, since our founding in 1982, we have never experienced a labor-related work stoppage. Since 2012, we have engaged an outside consultant to assist with employee training, in order to provide our employees a path for upward mobility and develop leadership skills applicable to their day-to-day responsibilities.

Facilities

Tennessee

Our boats are manufactured and tested on the lake at the site of our 144,000 square-foot primary manufacturing facility located in Loudon, Tennessee. Our primary facility is leased pursuant to a lease agreement that has a term through March 31, 2028, with the option to extend for three additional terms of ten years each. We also lease:

•	23,460 square feet of warehouse and office space located in Loudon pursuant to a lease agreement that has a term through December 31, 2014, with an additional renewal term of two years; and

•	approximately 20,000 square feet of warehouse space in Lenoir City, Tennessee pursuant to a lease agreement currently in effect for renewable two-month periods through July 31, 2014.

We also own 16.7 acres of land in Loudon, Tennessee that is available for future expansion of our operations.

California

We lease a 150,000 square-foot facility in Merced, California pursuant to a lease agreement that has a term through March 31, 2028, with the option to extend for three additional terms of ten years each. Our Merced site houses both our product development team that focus on design innovations as well as our tower and tower accessory manufacturing operations. The components assembled at this site are delivered to our facilities in Tennessee and our Australian partner.

Legal Proceedings

The nature of our business ordinarily results in a certain amount of claims, litigation and legal and administrative proceedings. Although we have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation and regulatory actions present an ongoing risk. Our insurance has deductibles and will likely not cover all litigation or other proceedings or the costs of defense. When and as we determine we have meritorious defenses to the claims asserted against us, we vigorously defend against such claims. We will consider settlement of claims when, in management’s judgment and in consultation with counsel, it is in the best interests of the Company to do so. Although we are not currently involved in any outstanding litigation that we believe, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations, we cannot predict the outcome of any pending litigation, and an unfavorable outcome could have an adverse impact on our business, financial condition or results of operations.

On August 27, 2010, Pacific Coast Marine Windshields Ltd., or PCMW, filed suit against us and certain third parties, including Marine Hardware, Inc., a third-party supplier of windshields to us, seeking monetary and injunctive relief. PCMW was a significant supplier of windshields to us through 2008, when we sought an alternative vendor of windshields in response to defective product supplied by PCMW. PCMW’s latest amended complaint alleges, among other things, infringement of a design patent and two utility patents related to marine windshields, copyright infringement and misappropriation of trade secrets. We denied any liability arising from the causes of action alleged by PCMW and filed a counter claim alleging PCMW’s infringement of one of our patents, conversion of two of the patents asserted against us, unfair competition and breach of contract. In December 2012, the court granted partial summary judgment in our favor, holding that we did not infringe the design patent asserted against us. PCMW appealed the court’s decision and dismissed all remaining claims against us, other than the claims of copyright infringement and misappropriation of trade secrets. The court stayed the remaining matters pending resolution of PCMW’s appeal. On January 8, 2014, the appellate court reversed the decision granting summary judgment in our favor regarding the design patent asserted against us. The appellate court’s decision does not affect any of our other defenses to any of PCMW’s claims, including the design patent claim, nor does it affect any of our claims against PCMW. We believe that PCMW’s claims are without merit and intend to continue to vigorously defend the lawsuit.

On October 31, 2013, we filed suit against Nautique Boat Company, Inc., or Nautique, in the U.S. District Court for the Eastern District of Tennessee alleging infringement of two of our patents and seeking monetary and injunctive relief. This Tennessee lawsuit is a re-filing of a California patent infringement lawsuit against Nautique that was dismissed without prejudice on October 31, 2013. On November 1, 2013, Nautique filed for declaratory judgment in the U.S. District Court for the Middle District of Florida, claiming that it has not infringed the two patents identified in the original complaint in the Tennessee lawsuit. The Tennessee court has enjoined Nautique from maintaining the at least partially duplicative Florida lawsuit. Nautique has dismissed the Florida lawsuit to comply with the Tennessee court’s ruling. On December 13, 2013, we amended our complaint to add another of our patents to the Tennessee lawsuit. All three patents in the case relate to our proprietary wake surfing technology. We intend to vigorously pursue this litigation to enforce our rights in the patented technology.

HISTORY AND FORMATION TRANSACTIONS

Company History

In 1982, a group of six friends who shared a common passion for waterskiing decided to start building custom ski boats in a small shop in Merced, California. Robert Alkema founded the Company and chose the Malibu Boats brand name. During our first year of operation, Malibu Boats built two boats per week using a single-hull design and each boat, with its blended gel coat design, had a distinct California flair. Only two years later, we were building over 400 boats per year. By 1988, the California plant was manufacturing at full capacity. To satisfy increased demand, we opened a second plant in Tennessee and by the end of 1988 were building almost 1,000 boats annually. That year also marked the year we received our first Product Excellence award from Powerboat magazine.

Growth continued throughout the early 1990s and, in 1992, we built a new production facility near Knoxville, Tennessee to accommodate increased demand east of the Mississippi. During that time, we became the first boat manufacturer to use computers in our initial boat designs and introduced a new, patented, fiberglass engine chassis system that eliminated vibration and noise associated with the drivetrain.

Water sports evolved in the late 1990s and wakeboarding quickly gained in popularity. To capitalize on this growing trend, we introduced the WakeSetter model and the wakeboarding-focused Manual Wedge feature, which created an enhanced, “rampy” wake without the need for ballast tanks.

In 1999, we sponsored The Malibu Open water ski championships, which quickly became a premier event for slalom, trick and jump waterskiing. Shortly thereafter, the Malibu Just Ride wakeboard series, the first wakeboard-specific event that did not include water skiing, kicked off in the United States in 2001.

By 2003, we had captured the leading market share position in the performance sport boat category.

In 2006, we were acquired by an investor group, including affiliates of Black Canyon Capital LLC, Horizon Holdings, LLC and then-current management. In 2008 and 2009, we, like almost every manufacturer in the marine industry, experienced significant volume declines as a result of the global recession. In the midst of the recession, in May 2009, Jack Springer took over as our interim Chief Executive Officer and became Chief Executive Officer in February 2010. Wayne Wilson became our Chief Financial Officer in November 2009. In 2011, Ritchie Anderson joined our senior management team as Vice President of Operations and was later named Chief Operating Officer. This highly talented team with complementary skill sets has been instrumental in leading our company out of the recession, achieving #1 market share and developing our strategies for continued growth.

Organizational Structure

Malibu Boats Inc. was incorporated as a Delaware corporation on November 1, 2013 to serve as a holding company that will hold an interest in Malibu Boats Holdings, LLC. The certificate of incorporation of Malibu Boats, Inc. authorizes two classes of common stock, Class A Common Stock and Class B Common Stock, each having the terms described in “Description of Capital Stock.” In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors. The board of directors of Malibu Boats, Inc. includes four affiliates of the LLC and five directors who are independent under the corporate governance standards under the rules of Nasdaq and the Exchange Act. For more information, see “Management—Executive Officers and Directors.”

Following this offering, Malibu Boats, Inc. will remain a holding company with a controlling equity interest in the LLC. Malibu Boats, Inc. will operate and control all of the business and affairs and will consolidate the financial results of the LLC. Prior to the closing of the offering, the limited liability company agreement of the LLC will be amended and restated to, among other things, modify its capital structure by replacing the different classes of interests currently held by our existing owners with a single new class of LLC Units. The limited liability company agreement of the LLC will provide that it may be amended, supplemented, waived or modified by the written consent of Malibu Boats, Inc., as managing member of the LLC, in its sole discretion without the approval of any other holder of LLC Units, except that no amendment may materially and adversely affect the rights of a holder of LLC Units without the consent of such holder, other than on a pro rata basis with other holders of LLC Units. We and our existing owners will also enter into an exchange agreement under which (subject to the terms of the exchange agreement) they will have the right to exchange their LLC Units for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election. In addition, pursuant to the limited liability company agreement of the LLC, Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc.

The following diagram depicts our organizational structure immediately following this offering and assumes all the shares offered hereby are sold, including the over-allotment:

Recapitalization

Immediately prior to the closing of the offering, LLC Units will be allocated among our existing owners pursuant to the distribution provisions of the former limited liability company agreement of the LLC based upon the liquidation value of the LLC, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of Class A Common Stock sold in this offering. Immediately prior to the closing of the offering, there will be 17,071,424 LLC Units issued and outstanding.

Further, it is anticipated that the business day prior to the closing of the offering, two holders of membership interests in the LLC will merge with and into two newly-formed subsidiaries of Malibu Boats, Inc. As a result of these mergers, the sole stockholders of each of the two merging entities will receive shares of Class A Common Stock in exchange for shares of capital stock of the merging entities and the 100 shares of Class A Common Stock initially issued to BC-Malibu Boats

GP will be redeemed for nominal consideration. The two former sole stockholders of the merging entities will be selling stockholders in this offering. For more information, see “Principal and Selling Stockholders.”

We refer to the foregoing transactions as the “Recapitalization.”

Holders of our Class A Common Stock and our Class B Common stock will have voting power over Malibu Boats, Inc., the sole managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. In connection with the Recapitalization, Malibu Boats, Inc. will issue to each existing owner, for nominal consideration, one share of Class B Common Stock of Malibu Boats, Inc., each of which provides its owner with no economic rights but entitles the holder to one vote on matters presented to stockholders of Malibu Boats, Inc. for each LLC Unit held by such holder, as described in “Description of Capital Stock—Common Stock—Voting Rights.” Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

We and the holders of LLC Units will enter into an exchange agreement under which, subject to the terms of the exchange agreement, they (or certain permitted transferees thereof) have the right to exchange their LLC Units for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election. For more information, see “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Offering Transactions

Immediately after the closing of this offering, Malibu Boats, Inc. intends to purchase newly-issued LLC Units from the LLC and outstanding LLC Units from our existing owners, in each case at a purchase price per unit equal to the initial public offering price per share of Class A Common Stock in this offering after deducting underwriting commissions and discounts. We will only purchase LLC Units from our employees and members of senior management, however, if the underwriters exercise their over-allotment option to purchase additional shares of Class A Common Stock. If the underwriters exercise their over-allotment option, whether in part or in full, we will purchase a number of LLC Units from our employees and members of senior management so that they will have sold units in the offering on a pro rata basis with all other existing owners of LLC Units. We will not retain any of the proceeds used to purchase LLC Units from our existing owners. The LLC will bear or reimburse Malibu Boats, Inc. for all of the expenses of this offering, including the underwriters’ fees.

As described above, we intend to use a portion of the proceeds from this offering to purchase LLC Units from our existing owners. In addition, the holders of LLC Units (other than Malibu Boats, Inc.) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A Common Stock of Malibu Boats, Inc. on a one-for-one basis, or for cash (except in the event of a change in control), at our election. As a result of both the initial purchase of LLC Units from the existing owners and subsequent purchases or exchanges, Malibu Boats, Inc. will become entitled to a proportionate share of the existing tax basis of the assets of the LLC at such time. In addition, the initial purchase of LLC Units from the existing owners and subsequent purchases or exchanges are expected to result in increases in the tax basis of the assets of the LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Malibu Boats, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We will enter into a tax receivable agreement with our existing owners that provides for the payment by Malibu Boats, Inc. to our existing owners of 85% of the amount of the benefits, if any, that Malibu Boats, Inc. is deemed to realize as a result of (1) increases in tax basis and (2) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of Malibu Boats, Inc. and not of the LLC. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In connection with its acquisition of LLC Units, Malibu Boats, Inc. will become the sole managing member of the LLC and, through the LLC, operate our business. Accordingly, although Malibu Boats Inc. will initially have a 45.3% economic interest in the LLC, Malibu Boats, Inc. will have 100% of the voting power and control the management of the LLC after the close of this offering. We refer to the foregoing transactions as the “Offering Transactions.” As a result of the Offering Transactions:

•

the investors in this offering will collectively own 7,142,858 shares of our Class A Common Stock (or 8,214,287 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

•

Malibu Boats, Inc. will hold 10,155,578 LLC Units (or 11,054,832 LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A Common Stock from us and the selling stockholders), representing 45.3% of the economic interest in the LLC (or 49.3% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

•

the selling stockholders will collectively own 3,012,720 shares of our Class A Common Stock (or 2,840,545 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

•

our existing owners will hold 12,272,989 LLC Units, representing 54.7% of the economic interest in the LLC (or 11,373,735 LLC Units, representing 50.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

•

the investors in this offering will collectively have 31.8% of the voting power in Malibu Boats, Inc. (or 36.6% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders);

•

the selling stockholders will collectively have 13.4% of the voting power in Malibu Boats, Inc. (or 12.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders); and

•

our existing owners, through their holdings of our Class B Common Stock, will collectively have 54.7% of the voting power in Malibu Boats, Inc. (or 50.7% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders).

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in the LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Malibu Boats, Inc., a Delaware corporation that is a domestic corporation for U.S.

federal income tax purposes, in the form of shares of Class A Common Stock. We believe that our existing owners generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. Our existing owners, like Malibu Boats, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC.

As noted above, prior to the closing of the offering, we will enter into an exchange agreement with our existing owners that entitles them to exchange their LLC Units for shares of our Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments, or for cash (except in the event of a change in control), at our election. The exchange agreement will provide, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or such lesser amount as we determine to be acceptable. The exchange agreement will also provide that an existing owner will not have the right to exchange LLC Units if Malibu Boats, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Malibu Boats, Inc. to which the existing owner may be subject or any of our written policies. The exchange agreement will also provide that Malibu Boats, Inc. may impose additional restrictions on exchanges that it determines to be necessary or advisable so that the LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In addition, pursuant to the limited liability company agreement of the LLC, Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc.

Our existing owners will also hold shares of Class B Common Stock of Malibu Boats, Inc. Although these shares have no economic rights, they will allow our existing owners to exercise voting power over Malibu Boats, Inc., the managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. Under the certificate of incorporation of Malibu Boats, Inc., each holder of Class B Common Stock will be entitled to one vote for each LLC Unit held by such holder. Accordingly, as our existing owners sell LLC Units to us as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A Common Stock of Malibu Boats, Inc. pursuant to the exchange agreement, the voting power afforded to them by their shares of Class B Common Stock is automatically and correspondingly reduced.

Holding Company Structure

Malibu Boats, Inc. will be a holding company with a controlling equity interest in the LLC. As the sole managing member of the LLC, Malibu Boats, Inc. will operate and control all of the business and affairs of the LLC and, through the LLC, conduct our business.

Malibu Boats, Inc. will consolidate the financial results of the LLC, and the ownership interest of the other members of the LLC will be reflected as a non-controlling interest in Malibu Boats, Inc.’s consolidated financial statements.

Pursuant to the limited liability company agreement of the LLC, Malibu Boats, Inc. will have the right to determine when distributions will be made to the members of the LLC and the amount of any such distributions. If Malibu Boats, Inc. authorizes a distribution, such distribution will be made to the members of the LLC (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of LLC Units, including Malibu Boats, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC. Net profits and net losses of the LLC will generally be allocated to its members (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement will provide for cash distributions to the holders of LLC Units if Malibu Boats, Inc. determines that the taxable income of the LLC will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause the LLC to make cash distributions to the holders of LLC Units for purposes of funding their tax obligations in respect of the income of the LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of the LLC allocable to such holder of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California (taking into account the nondeductibility of certain expenses and the character of our income). For purposes of determining the taxable income of the LLC, such determination will be made by generally disregarding any adjustment to the taxable income of any member of the LLC that arises under the tax basis adjustment rules of the Code and is attributable to the acquisition by such member of an interest in the LLC in a sale or exchange transaction. For more information, see “Certain Relationships and Related Party Transactions—Malibu Boats Holdings, LLC Limited Liability Company Agreement.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors:

Name	Age	Principal Position
Jack D. Springer	53	Chief Executive Officer and Director
Wayne R. Wilson	33	Chief Financial Officer
Ritchie L. Anderson	48	Chief Operating Officer
Dan L. Gasper	51	Vice President of Product Design
Deborah S. Kent	49	Vice President of Human Resources
Michael K. Hooks	51	Chairman of the Board and Director
Mark W. Lanigan	53	Director
Phillip S. Estes	54	Director
James R. Buch	60	Director
Ivar S. Chhina	51	Director
Michael J. Connolly	48	Director
Peter E. Murphy	51	Director
John E. Stokely	61	Director

There are no family relationships between or among any of our executive officers or directors. Set forth below is additional information concerning our executive officers and directors.

Jack D. Springer, Chief Executive Officer and Director. Mr. Springer was our interim Chief Executive Officer beginning in May 2009 and became our Chief Executive Officer in February 2010. From June 2003 to February 2010, Mr. Springer was a partner and managing director with Qorval, LLC, a private consultancy that provides strategic leadership and executive management across various industries. As a result of his role with Qorval, Mr. Springer has served as Chief Executive Officer at Diamondback Tactical LLLP, a manufacturer of tactical armor systems for federal, state and local law enforcement agencies and defense contractors, as Chief Restructuring Offer of American Plastics, Inc., a thermoform plastics manufacturer for the restaurant and hospitality industry and as interim Chief Executive Officer of Allen White Inc., a furniture manufacturer and wholesaler. While at Qorval, Mr. Springer was also Chief Integration Officer at Nautic Global Group from 2004 to 2007, during which time he was responsible for the integration of two boat manufacturers. Mr. Springer received a B.A. in Accountancy from the University of Texas of the Permian Basin. Based on his perspective and experience as our Chief Executive Officer, as well as his depth of his experience in the boat manufacturing industry and as a chief executive, we believe that Mr. Springer is qualified to serve on our board of directors.

Wayne R. Wilson, Chief Financial Officer. Mr. Wilson has served as our Chief Financial Officer since November 2009. From September 2008 to November 2009, Mr. Wilson served on the LLC’s executive board. Prior to joining Malibu Boats, Mr. Wilson was a vice president of Black Canyon Capital LLC where he was employed since its founding in 2004. While at Black Canyon Capital, he was responsible for due diligence and execution of numerous acquisitions and financings. Prior to joining Black Canyon Capital, Mr. Wilson was an investment banker at Credit Suisse First Boston, where he gained experience advising and financing companies across a range of industries. Mr. Wilson received a B.A. in Business Economics from the University of California, Los Angeles.

Ritchie L. Anderson, Chief Operating Officer. Mr. Anderson has served as our Chief Operating Officer since September 2013 and joined Malibu Boats in July 2011 as our Vice President of Operations. Prior to joining Malibu Boats, Mr. Anderson was Vice President of Operations at MasterCraft Boat Company, where he spent 28 years in production management. While at MasterCraft, he held various roles in operations that included management responsibility for manufacturing, supply chain, quality, customer service, environmental and safety. Mr. Anderson has 30 years of experience in the boat manufacturing industry.

Dan L. Gasper, Vice President of Product Design. Mr. Gasper has served as our Vice President of Product Design since September 2013. Mr. Gasper joined Malibu in 1988 and has worked in manufacturing, quality, engineering and design. He has been designing our products for nearly 25 years and has led our design efforts for over a decade.

Deborah S. Kent, Vice President of Human Resources. Ms. Kent has served as our Vice President of Human Resources since September 2013 after joining Malibu Boats in January 2011 as our Director of Human Resources. Prior to that, Ms. Kent was Vice President of Human Resources at IdleAire, Inc., a company that provides in-cab services to truckers through centralized systems at truck stops around the United States, where she began serving as the Director of Employment and Employee Relations in 2004. Ms. Kent received a B.S. in Education from East Central University and a M.S. in Adult Education from the University of Central Oklahoma.

Michael K. Hooks, Chairman of the Board and Director. Mr. Hooks has been a director of the LLC since 2006. He was a co-founder and has been a managing director of Black Canyon Capital LLC since 2004. Previously, Mr. Hooks was a co-head of the Los Angeles office of Credit Suisse First Boston and a managing director in the Los Angeles office of Donaldson, Lufkin & Jenrette. Mr. Hooks also serves on the boards of directors of JDC Healthcare, Saunders & Associates and TASI Holdings, each of which is a private company. He previously served on the boards of directors of Virgin America, Logan’s Roadhouse and Switchcraft, each of which is a private company, as well as the Supervisory Board of Pfeiffer Vacuum Technology, at the time a public company listed on the New York Stock Exchange. Mr. Hooks received a degree in Economics from Princeton University and an M.B.A. with distinction from the Wharton School of Business. Based on his extensive experience as an investment banker advising companies on their financing and strategic alternatives, his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, and his deep knowledge of Malibu Boats given his seven-year tenure as a board member, we believe Mr. Hooks is qualified to serve on our board of directors.

Mark W. Lanigan, Director. Mr. Lanigan has been a director of the LLC since 2006. He was a co-founder and has been a managing director of Black Canyon Capital LLC since 2004. Mr. Lanigan was formerly a co-head of the Los Angeles office and a member of the Investment Banking Executive Board of Credit Suisse First Boston and head of the Los Angeles office of Donaldson, Lufkin & Jenrette. He also serves on the boards of directors of JDC Healthcare and Saunders & Associates, and previously served on the boards of directors of Virgin America and Archway Marketing Services, all of which are private companies. Mr. Lanigan graduated summa cum laude, Phi Beta Kappa with a degree in Economics from Colgate University and received a J.D. degree from Harvard Law School and an M.B.A. from Harvard Business School. We believe Mr. Lanigan is qualified to serve on our board of directors based on his extensive experience as an investment banker advising companies on their financing and strategic alternatives, his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, and his deep knowledge of Malibu Boats given his seven-year tenure as a board member.

Phillip S. Estes, Director. Mr. Estes has been a director of the LLC since 2006. He co-founded Horizon Holdings, LLC, which has acquired 14 companies in the food and beverage and consumer products industries since its formation in 1989. Mr. Estes also serves on the boards of Horizon Food Group, Inc., California Optical Corp., Healthy Food Ingredients, Inc., Modify Industries, Inc. and Bandworks, LLC, all of which are private companies. He has also served on the board of the National Marine Manufacturers Association, a boating industry trade association, since 2007. Prior to founding Horizon Holdings, Mr. Estes was a vice president in the corporate finance department of Drexel Burnham Lambert. He received an M.B.A. from Harvard Business School and a B.S. from the University of Oklahoma. Based on his extensive experience investing in and advising manufacturing companies, his deep knowledge of Malibu Boats given his seven-year tenure as a member of our board, his service on the board of the NMMA and his enthusiasm for our business as a life-long active boater, we believe Mr. Estes is qualified to serve on our board.

James R. Buch, Director. Mr. Buch became a member of our board of directors in 2014 in connection with this offering. Since 2012, he has served as president and chief executive officer of Lynx Grills, a manufacturer of grills and outdoor kitchen products for residential consumers. In 2011 and 2012, Mr. Buch was interim president and chief executive officer of Sunbrite TV, a manufacturer of high-definition televisions, and he was a consultant and operating advisor to various private equity and investment firms from 2008 to 2010, assisting businesses on multiple fronts, including growth strategies, restructuring and business model assessment. Mr. Buch has also served and continues to serve on board and advisory councils for a number of private and nonprofit organizations. He received a bachelor’s degree and an M.B.A. from California State University - Fullerton. Based on his extensive leadership and advisory experience with manufacturers of consumer products, we believe Mr. Buch is qualified to serve on our board.

Ivar S. Chhina, Director. Mr. Chhina became a member of our board of directors in 2014 in connection with this offering. Now retired, from 2009 to 2011, he served as the chief financial officer and executive vice president for Recreational Equipment, Inc., a national retailer of recreational equipment and apparel, and previously served on its board from 2006 to 2009, where he was chair of its audit and finance committee as well as board vice chair. From 2001 to 2007, Mr. Chhina was chairman and chief executive officer, chief operating officer and chief restructuring officer of Interdent, Inc., a health care services company. From 1991 to 2001, Mr. Chhina held senior executive, finance and operational roles with several portfolio companies of Mehta & Company, a private equity firm for which he was an operating partner and is currently a venture partner. Mr. Chhina also serves on the board of Northwestern Management Services LLC, as an advisor to the managing member of JDC Management, LLC, on the board and audit and finance committee of the Pacific Science Center, and as a director and chair of the finance committee of the Washington chapter of The Nature Conservancy, all of which are private companies. Previously, he held executive positions and directorships with several companies and has served on and chaired boards and committees of charitable and educational entities. Mr. Chhina received an M.A. in international policy studies from the Middlebury College Monterey Institute and a dual B.A. in economics and political science from the University of Nevada - Reno. We believe Mr. Chhina is qualified to serve on our board of directors based on his knowledge of the recreational products industry and extensive experience advising, operating and directing businesses across multiple industries.

Michael J. Connolly, Director. Mr. Connolly became a member of our board of directors in 2014 in connection with this offering. He is the founder and managing partner of Fourth Street Capital Partners, a private equity partnership specializing in venture capital, middle market growth equity, distressed securities and value-added commercial real estate. In addition, Mr. Connolly is chief executive officer and sole director of Motorini, Inc., which operates a motorcycle dealership and service provider. From 2007 to 2013, he was a partner with Leonard Green & Partners, L.P., a private equity firm. Previously, Mr. Connolly was an investment banker at UBS Securities, LLC and served as managing director and co-head of the Los Angeles investment banking office, and a senior vice president at Donaldson, Lufkin and Jenrette. He is also on the boards of Cascade Bancorp (Nasdaq: CACB) and FP Holdings, LP, a private company, is a director and member of the compensation, nominating and governance and loan committees of the Bank of the Cascades, and is chair of the advisory board of the Los Angeles Regional Food Bank. He received a bachelor’s degree from the University of California - Berkeley. Based on his extensive experience as an investment banker advising companies on their strategic alternatives and his experience as a private equity manager working with companies and their management teams to grow and improve their businesses, we believe Mr. Connolly is qualified to serve on our board of directors.

Peter E. Murphy, Director. Mr. Murphy became a member of our board of directors in 2014 in connection with this offering. He is the founder and chief executive officer of Wentworth Capital Management, a private investment and venture capital firm focused on media, technology and branded consumer businesses. From 2009 to 2011, he served as president of strategy & development of Caesars Entertainment, where he was responsible for corporate strategy and growth, mergers and acquisitions, corporate development and real estate development around the world. From 2007 to 2008, Mr. Murphy served as an operating partner at Apollo Global Management and, prior to that, he spent 18 years in senior executive roles with The Walt Disney Company, including chief strategic officer of Disney and chief financial officer of ABC, Inc. Mr. Murphy is currently a board member and chairman of the audit committee of Tribune Company, chairman of the board of Revel Entertainment and is a board advisor to DECA TV, all of which are currently private companies. He has previously served on the boards of Dial Global and Fisher Communications. Mr. Murphy received an M.B.A. from the Wharton School of Business and a bachelor’s degree, magna cum laude and Phi Beta Kappa, from Dartmouth College. We believe Mr. Murphy is qualified to serve on our board because of his long history as an executive and director of national and international companies and experience facilitating international growth and strategy.

John E. Stokely, Director. Mr. Stokely became a member of our board of directors in 2014 in connection with this offering. He has been the lead independent director of Pool Corporation (Nasdaq: POOL) since 2000. In addition, Mr. Stokely was president, chief executive officer and chair of the board of Richfood Holdings, Inc., a food retailer and wholesale grocery distributor, and served as president of JES, Inc., an investment and consulting firm. Mr. Stokely is also a director, governance committee member and audit committee chair for both ACI Worldwide, Inc. (Nasdaq: ACIW) and Imperial Sugar Company. Previously, he also served on the boards and committees of a number of other publicly traded companies, including AMF Bowling, O’Charley’s Inc., Performance Food Group and Nash-Finch Company. Mr. Stokely received a bachelor’s degree from the University of Tennessee. We believe Mr. Stokely is qualified to serve on our board because of his extensive experience as a director of publicly-traded companies engaged in a variety of industries, strategic insights, distribution experience and senior leadership experience.

Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are currently divided among the three classes as follows:

•	The Class I directors are Messrs. Lanigan, Connolly and Chhina, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	The Class II directors are Messrs. Estes, Buch and Murphy, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	The Class III directors are Messrs. Springer, Hooks and Stokely, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Prior to the closing of this offering, we expect to enter into a voting agreement with certain affiliates. Under the voting agreement, Black Canyon Management LLC will be entitled to nominate to our board of directors up to 20% of the total number of directors comprising our board of directors. Black Canyon Management LLC nominated Messrs. Hooks and Lanigan to our board of directors pursuant to the voting agreement. For more information, see “Certain Relationships and Related Party Transactions—Voting Agreement.”

Director Independence

Under the listing requirements and rules of Nasdaq, independent directors must compose a majority of our board of directors within one year of listing on Nasdaq. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of our audit and compensation committees must be independent within the meaning of applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Applicable Nasdaq rules also require that director nominees must be selected, or recommended for selection by our board of directors, either by (1) a nominating committee comprised solely of independent directors or (2) independent directors constituting a majority of our independent directors in a vote in which only independent directors participate.

The board of directors has reviewed the independence of our directors, based on the corporate governance standards of Nasdaq. Based on this review, the board of directors determined that each of Messrs. Buch, Chhina, Connolly, Murphy and Stokely is independent within the meaning of the corporate governance standards of Nasdaq. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with Malibu Boats and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our board of directors has established an audit committee and a compensation committee that have the composition and responsibilities described below. Our board of directors may establish additional committees from time to time, in accordance with our bylaws.

Audit Committee

Our audit committee is comprised of Messrs. Chhina (chair), Buch and Stokely. Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.

The audit committee operates under a written charter adopted by the board that satisfies the applicable standards of Nasdaq.

Compensation Committee

Our compensation committee is comprised of Messrs. Murphy (chair) and Connolly. Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and makes recommendations to the board of directors regarding compensation of these officers based on such evaluations. The compensation committee administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee. The compensation committee operates under a written charter adopted by the board of directors that satisfies the applicable standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

Code of Business Conduct and Code of Ethics

Our board of directors has adopted a code of business conduct applicable to our employees, directors and officers and a code of ethics applicable to our senior financial officers and Chief Executive Officer. Any waiver of the codes may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and Nasdaq corporate governance rules.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with applicable Nasdaq corporate governance rules.

Summary Compensation Table

The following table sets forth certain information concerning compensation we paid or accrued for the last two years with respect to each of our “Named Executive Officers”—our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers who were serving as executive officers at June 30, 2013 and whose total compensation for fiscal year 2013 exceeded $100,000:

Name and Principal Position	Year (1)	Salary	Bonus (2)	Stock Awards (3)	Option Awards	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (5)	Total
Jack Springer	2013	$328,077	$118,342	$—	$—	$212,500	$—	$2,600	$661,519
Chief Executive Officer	2012	285,577	33,013	—	—	212,500	—	2,600	533,690

Wayne Wilson	2013	$190,481	$73,861	$—	$—	$87,500	$—	$19,600	$371,442
Chief Financial Officer	2012	181,731	9,071	—	—	87,500	—	19,600	297,902

Ritchie Anderson	2013	$155,308	$65,176	$—	$—	$60,000	$—	$19,600	$300,084
Chief Operating Officer	2012	147,116	—	144,133	—	—	—	19,600	310,849

Dan Gasper	2013	$99,423	$—	$—	$—	$63,675	$—	$2,600	$165,698
Vice President of Product Design	2012	96,554	—	—	—	22,048	—	2,600	121,202

Deborah Kent	2013	$95,926	$—	$—	$—	$10,000	$—	$—	$105,926
Vice President of Human Resources	2012	91,731	—	55,310	—	3,500	—	—	150,541

(1)	Reflects fiscal years ended June 30.
(2)	Reflects the amount of a cash bonus that was paid, as a result of the exercise of discretion by the board of directors, over and above the amount of any performance-based cash incentive bonus earned pursuant to the executive officer’s existing employment agreement. For more information, see “—Existing Employment Agreements.”
(3)	Reflects the grant date fair value of Class M Units of the LLC, computed in accordance with FASB ASC Topic 718. For more information, see “—Outstanding Equity Awards at Fiscal Year-End.” These amounts have been determined based on the assumptions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Equity-Based Compensation.”
(4)	For Messrs. Springer, Wilson and Anderson, reflects a performance-based cash bonus that was earned pursuant to the executive officer’s existing employment agreement, based on the achievement of corporate and individual goals established by our board of directors. For more information, see “—Existing Employment Agreements.” For Mr. Gasper and Ms. Kent, reflects a performance-based cash bonus that was earned based on the achievement of corporate and individual goals.
(5)	For Messrs. Springer, Wilson, Anderson and Gasper, includes $2,600 for use of a company boat and, for Messrs. Wilson and Anderson, also includes $17,000 for an automobile and fuel allowance.

Existing Employment Agreements

Executive employment agreements with Messrs. Springer, Wilson and Anderson in effect during fiscal year 2013 provided for base salary, annual and long-term bonus opportunities and participation in our benefit plans, as described below. In connection with the offering, we will enter into new employment agreements with each of Messrs. Springer, Wilson and Anderson that will replace the existing agreements with these individuals.

Mr. Springer

Our existing employment agreement with Mr. Springer provides for a base salary of $275,000 and a cash incentive bonus of up to $212,500 each year based upon the achievement of corporate and individual goals established by our board of directors. Mr. Springer is also eligible to participate in all employee benefit plans and vacation programs and is provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile.

Mr. Wilson

Our existing employment agreement with Mr. Wilson provides for a base salary of $175,000 and a cash incentive bonus of up to 50% of annual base salary each year based upon the achievement of corporate and individual goals established by our board of directors. Mr. Wilson is also eligible to participate in all employee benefit plans and vacation programs and is provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile.

Mr. Anderson

Our existing employment agreement with Mr. Anderson provides for a base salary of $150,000 and a cash incentive bonus of up to 40% of annual base salary each year based upon the achievement of corporate and individual goals established by our board of directors. Mr. Anderson is also eligible to participate in all employee benefit plans and vacation programs and is provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile.

For the fiscal year ended June 30, 2013, 75% of the amount of cash incentive bonuses for each of Messrs. Springer, Wilson and Anderson was based on our achievement of EBITDA thresholds established by our board of directors and 25% of the amount of such cash incentive bonuses were based on the executive’s achievement of personal goals set by our board of directors. For fiscal years 2012 and 2013, our board of directors exercised its discretion to increase the base salaries and cash incentive bonuses for each of Messrs. Anderson, Springer and Wilson to amounts higher than those set forth in the existing employment agreements. The board of directors increased the base salaries because of, among other things, its belief that superior performance for each of fiscal years 2012 and 2013 merited an increase in base compensation. The board of directors based the increased cash incentive bonuses on, among other things, the fact that we exceeded budgeted EBITDA targets for each of fiscal years 2012 and 2013.

Employment Agreements

Mr. Springer

In connection with the offering, we will enter into an employment agreement with Mr. Springer. Pursuant to the agreement, Mr. Springer will be entitled to receive $385,000 in annual base salary and will be eligible for a cash incentive bonus of up to 75% of his annual base salary based upon the achievement of performance criteria established by the compensation committee of our board of directors in its sole discretion. Mr. Springer is also eligible to participate in all employee benefit plans and vacation programs and will be provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile. For information relating to potential payments upon termination of Mr. Springer’s employment, see “—Potential Payments upon Termination or Change in Control.” Mr. Springer’s employment agreement includes non-competition, non-solicitation and confidentiality provisions.

Mr. Wilson

In connection with the offering, we will enter into an employment agreement with Mr. Wilson. Pursuant to the agreement, Mr. Wilson will be entitled to receive $245,000 in annual base salary and will be eligible for a cash incentive bonus of up to 50% of his annual base salary based upon meeting performance criteria established by the compensation committee of our board of directors in its sole discretion. Mr. Wilson is also eligible to participate in all employee benefit plans and vacation programs and will be provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile. For information relating to potential payments upon termination of Mr. Wilson’s employment, see “—Potential Payments upon Termination or Change in Control.” Mr. Wilson’s employment agreement includes non-competition, non-solicitation and confidentiality provisions.

Mr. Anderson

In connection with the offering, we will enter into an employment agreement with Mr. Anderson. Pursuant to the agreement, Mr. Anderson will be entitled to receive $200,000 in annual base salary and will be eligible for a cash incentive bonus of up to 40% of his annual base salary based upon meeting performance criteria established by the compensation committee of our board of directors in its sole discretion. Mr. Anderson is also eligible to participate in all employee benefit plans and vacation programs and will be provided with the use of a company-owned boat and, at his election, either an automobile allowance or use of a company-owned automobile. For information relating to potential payments upon termination of Mr. Anderson’s employment, see “—Potential Payments upon Termination or Change in Control.” Mr. Anderson’s employment agreement includes non-competition, non-solicitation and confidentiality provisions.

Potential Payments upon Termination or Change in Control

Provisions will be included in the employment agreements with each of Messrs. Springer, Wilson and Anderson relating to change in control or separation of service with us, which will provide that, in the event our board of directors terminates the executive’s employment without “cause” or the executive resigns for “good reason,” the executive will be entitled to receive, subject to certain limitations including the executive’s execution of a release, the executive’s annual base salary through the end of the applicable severance period. The “severance period” specified in each employment agreement is either (1) a period of 12 months following the effective date of the release if the executive is terminated without “cause” or terminates his employment for “good reason” after the one-year anniversary of the effective date of the employment agreement, or (2) a period of 12 months following the effective date of the release if the executive is terminated without “cause” or terminates his employment for “good reason” either (A) at any time within six months after a “change in control,” or (B) at any time on or before the one-year anniversary of the effective date of the employment agreement.

“Cause” is generally defined in the employment agreements to mean any of the following occurring during the executive’s employment:

•

commission of a knowing, intentional or reckless act or omission constituting theft, forgery, fraud, material dishonesty, misappropriation, breach of fiduciary duty or duty of loyalty, or embezzlement against us;

•	conviction or plea of nolo contendre to any felony or to any other crime of moral turpitude;

•	knowingly or intentionally causing our financial statements to fail to materially comply with generally accounting principles;

•	unlawful use or possession of any illegal drug or narcotic while on our premises or while performing the executive’s duties;

•

willful refusal to comply with lawful requests made of the executive by our board of directors, which, if curable, is not cured within five days after the executive receives written notice from the board of directors of such willful refusal;

•

gross negligence in the performance of the executive’s duties, which, if curable, is not fully cured within 30 days after the executive receives written notice from the board of directors of such gross negligence;

•	material violation of our policies, which, if curable, is not fully cured within 30 days after the executive receives written notice from the board of directors of such material violation; or

•

a material breach of the employment agreement or another agreement with us, which, if curable, is not fully cured within 30 days after the executive receives written notice from the board of directors of such breach.

“Good reason” is defined in the employment agreements to mean the executive’s resignation from employment after the occurrence of any of the following:

•	a material diminution in the executive’s authority, duties or responsibilities;

•	a material reduction in the executive’s aggregate compensation unless such reduction is concurrently made to all of our senior management; or

•	a material breach of any other material term of the executive’s employment agreement.

In each case, “good reason” will not exist unless our board of directors fails to cure the condition claimed to constitute good reason within 30 days following receipt of written notice from the executive of such condition and, within ten days thereafter, the executive terminates the executive’s employment as a result of such condition.

A “change in control” is deemed to occur under the employment agreements if:

•	any person or group of persons is or becomes a beneficial owner of securities of Malibu Boats, Inc. representing more than 50% of the combined voting power of our outstanding voting securities;

•	certain individuals cease for any reason to constitute a majority of the number of our directors;

•

any merger or consolidation of Malibu Boats, Inc. occurs where (1) the beneficial owners of voting securities of Malibu Boats, Inc. immediately prior to the transaction do not, immediately thereafter, own more than 50% of the combined voting power of the surviving entity or (2) the directors immediately prior to the transaction do not immediately thereafter constitute a majority of the board of directors of the surviving entity;

•	our stockholders approve a plan of liquidation or dissolution of Malibu Boats, Inc.; or

•

an agreement is consummated for the sale of all or substantially all of our assets other than to an entity of which at least 50% of the combined voting securities are owned by our stockholders in substantially the same proportions as their ownership of Malibu Boats, Inc. prior to such sale.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information concerning outstanding equity awards of Class M Units of the LLC as of June 30, 2013, which will be converted into LLC Units prior to the closing of the offering. Holders of Class M Units have the right to participate in distributions by the LLC but do not have voting rights.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)
Jack Springer (3)	264,141	$52,828
Wayne Wilson (4)	104,016	20,803
Ritchie Anderson (5)	161,363	108,100
Dan Gasper (6)	7,818	1,564
Deborah Kent (7)	43,000	55,310

(1)	Pursuant to the terms of the Class M Units awarded to each of Messrs. Springer, Wilson, Anderson and Gasper and Ms. Kent, distributions from the LLC are payable with respect to such unvested Class M Units as if they are fully vested.
(2)	Reflects the grant date fair value of Class M Units, computed in accordance with FASB ASC Topic 718.
(3)	All of Mr. Springer’s unvested Class M Units will vest on February 1, 2014.
(4)	All of the unvested Class M Units awarded to Mr. Wilson vested on November 9, 2013.
(5)	One-third of Mr. Anderson’s unvested Class M Units vested on July 1, 2013 and one-third will vest on each of July 1, 2014 and July 1, 2015.
(6)	All of the unvested Class M Units awarded to Mr. Gasper vested on December 2, 2013.
(7)	All of Ms. Kent’s unvested Class M Units will vest upon a change in control, as defined in Ms. Kent’s Class M Unit membership unit agreement. The amended and restated limited liability company agreement of the LLC will clarify that this offering will not be deemed a change in control, as that term is used in the Class M membership unit agreement.

Long-Term Incentive Plan

Our board of directors has adopted and approved the Incentive Plan. The following is a brief summary of the material terms of the Incentive Plan.

Purpose

The purpose of our Incentive Plan is to promote the interests of Malibu Boats, Inc. and its stockholders by strengthening our ability to attract, motivate and retain individuals to serve as employees and directors by providing them with additional incentives to put forth maximum efforts for the success of our business.

Administration

The compensation committee of our board of directors will administer the Incentive Plan. The compensation committee may delegate some or all of its authority with respect to the Incentive Plan to another committee of directors and may delegate certain limited award grant authority to one or more of our officers. The compensation committee will have the power to, among other actions, (1) select persons eligible to receive awards, (2) determine the number of shares subject to awards, (3) approve form award agreements, (4) determine the terms and conditions of awards, including the price (if any) to paid for the shares or the award, (5) amend outstanding awards and (6) effect cancellations of any or all outstanding awards and substitute in new awards covering the same or different number of shares.

Eligibility

Persons eligible to receive awards under the Incentive Plan include our employees, consultants, members of our board of directors and other independent contractors. The compensation committee will determine from time to time the participants to whom awards will be granted.

Available Shares

We have initially reserved 1,700,000 shares of our Class A Common Stock for the issuance of awards under the Incentive Plan. The shares we issue under the Incentive Plan will be authorized but unissued shares or shares that we reacquire. Any shares of Class A Common Stock subject to an award that are withheld by Malibu Boats, Inc. to satisfy any tax withholding obligation with respect to an award or in payment of the purchase price of a stock option will be considered issued under the Incentive Plan.

The number of Class A Common Stock available under the Incentive Plan, the number and kind of shares of Class A Common Stock subject to outstanding awards and the exercise or purchase prices are subject to adjustment in the event of recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distributions with respect to the shares of Class A Common Stock, or other changes in corporate structure affecting the Class A Common Stock.

Maximum Awards

The maximum number of shares of Class A Common Stock subject to any stock option to any participant during any calendar year is 340,000 shares. To the extent that the aggregate grant date fair market value of Class A Common Stock with respect to which incentive stock options, or ISOs, are exercisable for the first time by a participant during any calendar year exceeds $100,000, such options will be treated as nonqualified options, or NSOs.

With respect to awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code, (1) the maximum number of shares with respect to which stock options, stock appreciation rights, or SARS, and other awards (other than performance awards) to the extent they are granted as Section 162(m) awards may be granted during any calendar year to any employee may not exceed 340,000, and (2) the maximum aggregate dollar amount that may be paid in any calendar year to an employee with respect to performance awards may not exceed $2 million.

Incentive Awards

The Incentive Plan authorizes stock options, SARs, restricted stock, restricted stock units, dividend equivalent awards and performance awards. A stock option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

Stock Options. The compensation committee may award ISOs or NSOs under the Incentive Plan. Stock options will become vested and exercisable at such times and upon such terms and conditions as may be determined by the compensation committee at the time of grant, but a stock option will generally not be exercisable for a period of more than ten years after it is granted. The exercise price per share for any stock option will not be less than the fair market value of a share of Class A Common Stock on the day the stock option is granted.

SARs. The compensation committee will establish the base price at the time of grant of the SAR but such price will not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards. The compensation committee may specify the price, if any, a participant must pay for shares of restricted stock and the restrictions (which may include, for example, transfer restrictions, performance standards or other incidents of ownership and forfeiture conditions as the compensation committee may determine) imposed on such shares.

Restricted Stock Units. A restricted stock unit will be subject to such restrictions and conditions as the compensation committee may determine. The vesting period will generally not exceed ten years from the date of grant.

Dividend Equivalent Awards. A dividend equivalent award is a right to receive cash payments determined by reference to dividends declared on the Class A Common Stock from time to time during the term of the award, which will not exceed ten years from the date of issuance of such award. Dividend equivalent awards may be granted independent or in tandem with other awards.

Performance-based Awards. At the time of grant, the compensation committee will determine the specified amount and the percentage or multiple of the specified amount, one or more performance periods and performance goals to be achieved during the applicable performance periods on which the payment or vesting of a performance-based award is conditioned. No performance based-award will exceed ten years from the date of grant.

Section 162(m) Awards. The Section 162(m) award is designed to satisfy the requirements for deductibility under Section 162(m) of the Code (in addition to other awards expressly authorized under the Incentive Plan which may also qualify as performance-based) and may be based on our performance. The business criteria from which performance goals will be established are: (1) return on equity, capital, sales, or assets; (2) revenue; (3) income; (4) cash flow; (5) earnings per share; (6) debt reduction; (7) working capital; (8) total return; (9) expense management; (10) EBITDA; (11) adjusted EBITDA; (12) market share; (13) qualitative objectives; (14) international performance; and (15) attainment of specific strategic objectives. Performance goals may be adjusted to reflect certain changes, including reorganizations, liquidations and capitalization and accounting changes, to the extent permitted by Section 162(m).

The compensation committee may grant stock unit awards and permit deferred payment of awards, and may determine the form and timing of payment, vesting and other terms applicable to stock units or deferrals.

Change in Control

Upon a change in control (as defined in the Incentive Plan), outstanding awards under the Incentive Plan may be assumed or substituted on the same terms by the surviving entity. If the surviving entity does not assume or substitute the outstanding awards, then such awards will become fully vested immediately prior to the change in control and, in the case of stock options or SARS, will become immediately exercisable. If the surviving entity assumes outstanding awards, or substitutes awards with similar stock awards, and the employment of a participant is terminated without cause (as defined in the Incentive Plan) or for good reason (as defined in the Incentive Plan) within 18 months after the effective date of the change in control, all awards held by such participant will become fully vested to the extent not previously forfeited and, with respect to stock options and SARs, fully exercisable.

Transfer Restrictions

Subject to certain exceptions, awards under the Incentive Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.

Non-competition

Under the Incentive Plan, participants other than outside directors that receive awards under the Incentive Plan will agree to certain non-competition covenants.

Amendment and Termination

Our board of directors may at any time and from time to time and in any respect, amend or modify the Incentive Plan. No amendment or modification of the Incentive Plan will be effective, however, without the consent of our stockholders that would (1) change the class of eligible participants, (2) increase the number of shares of Class A Common Stock reserved for issuance, (3) allow the grant of stock options at an exercise price below fair market value, (4) increase the aggregate number of shares of Class A Common Stock that may be granted pursuant to awards, (5) modify the Incentive Plan to permit the repricing of stock options, or (6) require approval of our stockholders under the listing requirements of Nasdaq or the exchange or trading system through which Class A Common Stock may be listed or traded at the time of the amendment. The Incentive Plan will continue until terminated by our board of directors in its sole discretion. No amendment or termination of the Incentive Plan may adversely affect any outstanding award without the consent of the participant or its permitted transferee.

Director Compensation

Our directors were appointed in connection with our formation in 2013. As a result, they did not receive any compensation for their service as a director for fiscal year 2013. Following this offering, we anticipate that our non-employee directors will initially be compensated with an annual retainer of $125,000. Directors are required to take at least 50% of this retainer in the form of either Class A Common Stock or restricted stock units. A director may, however, elect to take a larger percentage of the retainer in Class A Common Stock or restricted stock units. The chairs of the Audit Committee and Compensation Committee will receive an additional annual retainer of $10,000 in cash. Our independent directors will also be eligible to receive equity-based awards when, as and if determined by the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

Our board of directors reviews related party transactions for potential conflict of interest issues. Our board of directors has adopted a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

Malibu Boats Holdings, LLC Limited Liability Company Agreement

In connection with the offering, the limited liability company agreement of the LLC will be amended and restated. As a result of the Recapitalization and Offering Transactions, Malibu Boats, Inc. will hold LLC Units in the LLC and will be the sole managing member of the LLC. Accordingly, Malibu Boats, Inc. will operate and control all of the business and affairs of the LLC and, through the LLC and its operating entity subsidiaries, conduct our business. Holders of LLC Units will generally not have voting rights under the limited liability company agreement.

Pursuant to the limited liability company agreement of the LLC as it will be in effect at the closing of this offering, Malibu Boats, Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective LLC Units.

The holders of LLC Units, including Malibu Boats, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC. Net profits and net losses of the LLC will generally be allocated to holders of LLC Units (including Malibu Boats, Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement of the LLC will provide for cash distributions, which we refer to as “tax distributions,” to the holders of LLC Units if Malibu Boats, Inc., as the sole managing member of the LLC, determines that the taxable income of the LLC will give rise to taxable income for the holders. Generally, these tax distributions will be computed based on our estimate of the taxable income of the LLC allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Los Angeles, California (taking into account the nondeductibility of certain expenses and the character of our income). For purposes of determining the taxable income of the LLC, such determination will be made by generally disregarding any adjustment to the taxable income of any member of the LLC that arises under the tax basis adjustment rules of the Code and is attributable to the acquisition by such member of an interest in the LLC in a sale or exchange transaction. Tax distributions will be made only to the extent all distributions from the LLC for the relevant year were insufficient to cover such tax liabilities.

The limited liability company agreement of the LLC will also provide that substantially all expenses incurred by or attributable to Malibu Boats, Inc. (such as expenses incurred in connection with this offering), but not including income tax expenses of Malibu Boats, Inc., will be borne by the LLC.

The limited liability company agreement of the LLC will provide that it may be amended, supplemented, waived or modified by the written consent of Malibu Boats, Inc. in its sole discretion without the approval of any other holder of LLC Units, except that no amendment may materially and adversely affect the rights of a holder of LLC Units without the consent of such holder, other than on a pro rata basis with other holders of LLC Units. The limited liability company agreement of the LLC will also provide that, for so long as affiliates of Black Canyon Capital LLC own at least 5% of the number of LLC Units outstanding after the closing of this offering, the consent of Black Canyon Management LLC will be required for any amendments to the agreement that would (1) reduce the rights of a holder of LLC Units to receive tax distributions, except on a pro rata basis with other holders of LLC Units, (2) preclude or limit the rights of any member to exercise its rights under the exchange agreement, (3) require any member to make a capital contribution, (4) materially increase the obligations of any member under the limited liability company agreement, or (5) result in the LLC being treated as a corporation for tax purposes. If affiliates of Black Canyon Capital LLC own less than 5% of the number of LLC Units outstanding after the closing of this offering, however, then Black Canyon Management LLC will have the right to assign or transfer the foregoing rights to Horizon Holdings, LLC, provided that affiliates of Horizon Holdings, LLC own at least 5% of the number of LLC Units outstanding after the closing of this offering.

Exchange Agreement

Prior to the closing of the offering, we will enter into an exchange agreement with the existing owners of the LLC, several of whom are directors and/or officers of Malibu Boats, Inc. Under the exchange agreement, from and after the date of the closing of the offering, each existing owner (and certain permitted transferees thereof) may generally exchange its LLC Units for shares of Class A Common Stock of Malibu Boats, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election. Within the 180-day period following the closing of this offering, a holder of LLC Units may only exchange those LLC units for Class A Common Stock if such holder has executed a lock-up agreement. Further, an existing owner will not have the right to exchange LLC Units if Malibu Boats, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Malibu Boats, Inc. to which the existing owner may be subject. As a holder exchanges its LLC Units, Malibu Boats, Inc.’s interest in the LLC will be correspondingly increased. Under the exchange agreement, each existing owner (other than owners that are affiliates of Black Canyon Capital LLC or Horizon Holdings, LLC) will release Malibu Boats, Inc., the LLC and their respective affiliates, including affiliates of Black Canyon Capital LLC and Horizon Holdings, LLC, from any and all claims and actions that such owner has arising under or relating to such owner’s ownership of LLC Units.

Tax Receivable Agreement

As described in “History and Formation Transactions—Organizational Structure—Offering Transactions,” we intend to use a portion of the proceeds from this offering to purchase LLC Units from our existing owners. We will only purchase LLC Units from our employees and members of senior management, however, if the underwriters exercise their over-allotment option to purchase additional shares of Class A Common Stock. If the underwriters exercise their over-allotment option, whether in part or in full, we will purchase a number of LLC Units from our employees and members of senior management so that they will have sold units in the offering on a pro rata basis with all other existing owners of LLC Units. In addition, the holders of LLC Units (other than Malibu Boats, Inc.) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A Common Stock of Malibu Boats, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash (except in the event of a change in control), at our election. The LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange or purchase of LLC Units for shares of Class A Common Stock or cash occurs, which may result in an adjustment to the tax basis of the assets of the LLC at the time of an exchange or purchase of LLC Units. As a result of both this initial purchase of LLC Units from the existing owners and these subsequent purchases or exchanges, Malibu Boats, Inc., which we refer to as the “corporate taxpayer,” will become entitled to a proportionate share of the existing tax basis of the assets of the LLC at such time. In addition, the initial purchase of LLC Units from the existing owners and subsequent purchases or exchanges are expected to result in increases in the tax basis of the assets of the LLC. These increases in tax basis may reduce the amount of tax that the corporate taxpayer would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the existing tax basis, tax basis increases and increased deductions, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with our existing owners that provides for the payment from time to time by the corporate taxpayer to our existing owners of 85% of the amount of the benefits, if any, that the corporate taxpayer is deemed to realize as a result of (1) increases in tax basis resulting from the purchase or exchange of LLC Units and (2) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of the corporate taxpayer and not of the LLC. For purposes of the agreement, the benefit deemed realized by the corporate taxpayer will be computed by comparing the actual income tax liability of the corporate taxpayer (calculated with certain assumptions) to the amount of such taxes that the corporate taxpayer would have been required to pay had there been no increase to the tax basis of the assets of the LLC as a result of the purchases or exchanges, and had the corporate taxpayer not entered into the tax receivable agreement. The term of the agreement will continue until all such tax benefits have been utilized or expired, unless the corporate taxpayer exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or the corporate taxpayer breaches any of its material obligations under the tax receivable agreement or there is a change in control, in which case all obligations will generally be accelerated and due as if the corporate taxpayer had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of the LLC at the time of each purchase or exchange;

•

the price of shares of our Class A Common Stock at the time of the purchase or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of the LLC is directly related to the price of shares of our Class A Common Stock at the time of the purchase or exchange;

•	the extent to which such purchases or exchanges are taxable—if an exchange or purchase is not taxable for any reason, increased deductions will not be available; and

•

the amount and timing of our income—the corporate taxpayer will be required to pay 85% of the deemed benefits as and when deemed realized. If the corporate taxpayer does not have taxable income, the corporate taxpayer generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the agreement may be substantial. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the agreement, we expect that future payments under the agreement relating to the purchase by Malibu Boats, Inc. of LLC Units as part of the Offering Transactions to aggregate $8.6 million (or $14.2 million if the underwriters exercise their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) over the next 15 years. Future payments to our existing owners in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if distributions to Malibu Boats, Inc. by the LLC are not sufficient to permit Malibu Boats, Inc. to make payments under the agreement after it has paid taxes. The payments under the agreement are not conditioned upon our existing owners’ continued ownership of us.

The effects of the tax receivable agreement on our consolidated balance sheet as a result of our purchase of LLC Units with our proceeds from this offering will be as follows:

•

we will record an increase of $9.5 million in deferred tax assets (or $15.6 million if the underwriters exercise their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) for the estimated income tax effects of the increase in the tax basis of the assets owned by Malibu Boats, Inc. based on enacted federal and state tax rates at the date of the transaction. In connection with the Recapitalization and Offering Transactions, an additional adjustment to recognize additional deferred tax assets of $2.8 million will be included to account for Malibu Boats, Inc.’s share of the historical difference between the tax basis and book basis of the LLC’s net assets. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•

we will record 85% of the estimated realizable tax benefit resulting from (1) the increase in tax basis resulting from the purchases or exchanges of LLC Units and (2) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase of $8.6 million (or $14.2 million if the underwriters exercise their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) payable to related parties pursuant to the tax receivable agreement; and

•

we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

The tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combinations or other changes of control, we (or our successor) would owe to the existing owners of LLC Units a lump-sum payment equal to the present value of all forecasted future payments that would have otherwise been made under the tax receivable agreement which would be based on certain assumptions, including a deemed exchange of LLC Units and that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax basis and other tax benefits related to entering into the tax receivable agreement. Decisions made in the course of running our businesses, such as with respect to mergers, asset sales or other forms of business combinations or other changes of control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. We are also entitled to an election to terminate the tax receivable agreement, which, if made, would obligate us to make early termination payments to the existing owners. The change of control payment and termination payments could be substantial and may exceed the actual tax benefits that we receive as a result of acquiring LLC Units from existing owners because the amounts of such payments would be calculated assuming that we would have been able to use the potential tax benefits each year for the remainder of the amortization periods applicable to the basis increases, and that tax rates applicable to us would be the same as they were in the year of the termination. An existing owner of LLC Units may also elect to unilaterally terminate the tax receivable agreement with respect to such existing owner, which would obligate us to pay to such existing owner certain payments for tax benefits received through the taxable year of the election.

Payments generally will be due under the tax receivable agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue at a rate equal to LIBOR plus 100 basis points from the due date (without extensions) of the applicable tax return until such payment due date. Any late payments under the tax receivable agreement generally will accrue interest at a rate of LIBOR plus 500 basis points.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the agreement. As a result, in certain circumstances, payments could be made under the agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of the tax attributes subject to the agreement.

Voting Agreement

In connection with the Recapitalization and Offering Transactions, we intend to enter into a voting agreement with certain affiliates. Under the voting agreement, Black Canyon Management LLC will be entitled to nominate to our board of directors a number of designees equal to (1) 20% of the total number of directors comprising our board of directors at such time as long as Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together beneficially own 15% or more of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class, and (2) 10% of the total number of directors comprising the board of directors at such time as long as Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together beneficially own more than 5% but less than 15% of the voting power of the shares of Class A Common Stock and Class B Common Stock entitled to vote generally in the election of directors, voting together as a single class. For purposes of calculating the number of directors that Black Canyon Management LLC is entitled to nominate pursuant to this formula, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of the board of directors

(e.g., one and one-third (1 1/3) directors equates to two directors). In addition, Black Canyon Management LLC will have the right to remove and replace its director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies. Messrs. Springer, Wilson and Anderson will be required to vote any of their LLC Units in favor of the director or directors nominated by Black Canyon Management LLC. After the offering, Black Canyon Management LLC and its affiliates and Messrs. Springer, Wilson and Anderson together will beneficially own 41.9% of the voting power of the shares of Class A Common Stock and Class B Common Stock.

Management Agreement

Pursuant to a management agreement, dated as of August 7, 2006 and amended in 2009 and 2012, a wholly-owned subsidiary of the LLC agreed to pay to Malibu Boats Investor, LLC, a member of the LLC comprised principally of affiliates of Black Canyon Capital LLC and Horizon Holdings, LLC, the following, in exchange for management and advisory services:

•	reimbursement of certain out-of-pocket expenses;

•	a one-time fee equal to $1,250,000 in connection with the LLC’s acquisition of the assets of Malibu Boats West, Inc. in 2006;

•	an annual management fee equal to $500,000 payable in quarterly installments from August 6, 2006 through June 30, 2008;

•	a quarterly management fee equal to $106,000 payable from July 1, 2008 through September 30, 2008;

•	a quarterly management fee equal to $62,500 payable from October 1, 2008 through December 31, 2008;

•

a one-time fee equal to $2,081,250 relating to the provision of management and advisory services by Malibu Boats Investor, LLC to the LLC during the period from July 1, 2008 through December 31, 2012; and

•	an annual management fee equal to $750,000 payable as of each January 1st from January 1, 2013 through the remainder of the management agreement’s term.

The management agreement includes customary indemnification provisions in favor of Malibu Boats Investor, LLC and its affiliates. It is anticipated that we will enter into an agreement with Malibu Boats Investor, LLC that will result in the termination of the management agreement promptly after the closing of this offering. In connection with that agreement, we will pay Malibu Boats Investor, LLC a one-time termination fee of $3.75 million.

Registration Rights Agreement

In connection with the offering, we will enter into a registration rights agreement with Black Canyon Management LLC and affiliates of Black Canyon Capital LLC that own LLC Units pursuant to which Black Canyon Management LLC may request registration or inclusion of shares of Class A Common Stock held by affiliates of Black Canyon Capital LLC in any registration of our Class A Common Stock in compliance with the Securities Act. In addition, the agreement provides that, as soon as is practicable after the one-year anniversary of the closing of this offering, we must use all reasonable efforts to cause a resale shelf registration statement to become effective and remain effective until the eighth anniversary of this offering. The agreement will remain in effect until (1) there are no more securities registrable under the agreement outstanding or (2) termination of the agreement by both (A) Black Canyon Management LLC and (B) affiliates of Black Canyon Capital LLC owning two-thirds of the outstanding LLC Units. In addition, the limited liability company agreement of the LLC will give members that own securities we propose or are required to register with the SEC, pursuant to the registration rights agreement or otherwise, the right to include their securities in such registration, subject to the limitations set forth in the limited liability company agreement.

Executive Compensation and Employment Arrangements

For information on compensation arrangements with our executive officers and agreements with our executive officers containing compensation and termination provisions, see the section titled “Management—Employment Agreements.”

Directors and Officers Indemnification

Effective upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For more information, see “Description of Capital Stock—Limitations of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The tables below set forth information regarding the beneficial ownership of shares of our Class A Common Stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Malibu Boats, Inc., (2) each of our directors and named executive officers, (3) all of our directors and executive officers as a group, and (4) each of the selling stockholders.

The number of shares of our Class A Common Stock and of LLC Units outstanding and the percentage of beneficial ownership before this offering set forth below is based on the number of shares of our Class A Common Stock and LLC Units to be issued and outstanding immediately prior to the consummation of this offering after giving effect to the Recapitalization and Offering Transactions. The number of shares of our Class A Common Stock and of LLC Units and the percentage of beneficial ownership after this offering set forth below is based on shares of our Class A Common Stock and LLC Units to be issued and outstanding immediately after the Offering Transactions. Beneficial ownership reflected in the table below includes the total shares or units held by the individual and his or her affiliates. Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Malibu Boats, Inc., 5075 Kimberly Way, Loudon, Tennessee 37774.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power (2)(3)

	Prior to Closing of the Offering		After Closing of the Offering Assuming Underwriters’ Option is Not Exercised		After Closing of the Offering Assuming Underwriters’ Option is Exercised in Full		Prior to Closing of the Offering (%)	After Closing of the Offering Assuming Underwriters’ Option is Not Exercised (%)	After Closing of the Offering Assuming Underwriters’ Option is Exercised in Full (%)
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholders
Entities affiliated with Black Canyon Capital LLC(4)	3,411,834	100.0%	3,012,720	29.7%	2,840,545	25.7%	55.6%	37.4%	35.2%
Entities affiliated with Horizon Holdings, LLC(5)	—	—	—	—	—	—	23.0	15.4	14.5
Merced OKR, LLC(6)	—	—	—	—	—	—	8.0	5.4	5.1
Directors and Executive Officers
Jack D. Springer	—	—	—	—	—	—	3.3	2.5	2.1
Wayne R. Wilson	—	—	—	—	—	—	1.6	1.2	1.0
Ritchie L. Anderson	—	—	—	—	—	—	1.1	*	*
Dan L. Gasper	—	—	—	—	—	—	*	*	*
Deborah S. Kent	—	—	—	—	—	—	*	*	*
Michael K. Hooks(7)	3,411,834	100.0	3,012,720	29.7	2,840,545	25.7	55.6	37.4	35.2
Mark W. Lanigan(8)	3,411,834	100.0	3,012,720	29.7	2,840,545	25.7	55.6	37.4	35.2
Phillip S. Estes(9)	—	—	—	—	—	—	23.0	15.4	14.5
James R. Buch	—	—	—	—	—	—	—	—	—
Ivar S. Chhina	—	—	—	—	—	—	—	—	—
Michael J. Connolly	—	—	—	—	—	—	—	—	—
Peter E. Murphy	—	—	—	—	—	—	—	—	—
John E. Stokely	—	—	—	—	—	—	—	—	—
Directors and Executive Officers as a Group (13 persons)	3,411,834	100.0	3,012,720	29.7	2,840,545	25.7	85.4	58.0	54.1

	LLC Units Beneficially Owned(1)
	Prior to Closing of the Offering		After Closing of the Offering Assuming Underwriters’ Option is Not Exercised(10)		After Closing of the Offering Assuming Underwriters’ Option is Exercised in Full(10)
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholders
Entities affiliated with Black Canyon Capital LLC(4)	6,076,489	35.6%	5,365,667	23.9%	5,059,024	22.6%
Entities affiliated with Horizon Holdings, LLC(5)	3,917,956	23.0	3,459,637	15.4	3,261,921	14.5
Merced OKR, LLC(6)	1,372,599	8.0	1,212,033	5.4	1,142,767	5.1
Directors and Executive Officers
Jack D. Springer	568,500	3.3	568,500	2.5	473,309	2.1
Wayne R. Wilson	269,900	1.6	269,900	1.2	224,707	1.0
Ritchie L. Anderson	185,901	1.1	185,901	*	154,773	*
Dan L. Gasper	139,945	*	139,945	*	116,512	*
Deborah S. Kent	16,106	*	16,106	*	13,409	*
Michael K. Hooks(7)	6,076,489	35.6	5,365,667	23.9	5,059,024	22.6
Mark W. Lanigan(8)	6,076,489	35.6	5,365,667	23.9	5,059,024	22.6
Phillip S. Estes(9)	3,917,956	23.0	3,459,637	15.4	3,261,921	14.5
James R. Buch	—	—	—	—	—	—
Ivar S. Chhina	—	—	—	—	—	—
Michael J. Connolly	—	—	—	—	—	—
Peter E. Murphy	—	—	—	—	—	—
John E. Stokely	—	—	—	—	—	—
Directors and Executive Officers as a Group (13 persons)	14,586,631	85.4	10,005,656	44.6	9,303,655	41.5

*	Less than 1.0%.
(1)	Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A Common Stock on a one-for-one basis. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of LLC Units reflected in these tables has not been reflected as beneficial ownership of shares of our Class A Common Stock for which such units may be exchanged. Percentage of LLC Units after closing of the offering treats LLC Units held by Malibu Boats, Inc. as outstanding.
(2)	Represents percentage of voting power of the Class A Common Stock and Class B Common Stock of Malibu Boats, Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”
(3)	Our existing owners will hold shares of our Class B Common Stock. Each holder of Class B Common Stock will be entitled to one vote for each LLC Unit held by such holder. Accordingly, our existing owners collectively have a number of votes in Malibu Boats, Inc. that is equal to the aggregate number of LLC Units that they hold. See “Description of Capital Stock—Common Stock—Voting Rights.”
(4)

Includes 3,411,834 shares of Class A Common Stock owned prior to the closing of the offering as follows: (i) 3,011,270 shares by of Class A Common Stock by The Canyon Value Realization Master Fund, L.P., or the Canyon Master Fund, one of the selling stockholders in this offering; and (ii) 400,564 shares of Class A Common Stock by BC-MB GP, one of the selling stockholders in this offering. The Canyon Master Fund has indicated that it is an affiliate of CP Investments, LLC, a registered broker-dealer, and that it acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Includes 6,076,489 LLC Units owned prior to the closing of the offering as follows: (i) 4,351,580 LLC Units by Black Canyon Direct Investment Fund L.P., or the BC Fund; (ii) 752,817 LLC Units by Black Canyon Investments L.P., or BC Investments; (iii) 539,425 LLC Units by Canyon Value Realization Fund, L.P., or the Canyon Fund; and (iv) 432,667 LLC Units by Loudon Partners, LLC, or Loudon Partners. Does not include 3,411,834 LLC Units held by wholly-owned subsidiaries of Malibu Boats, Inc. that were obtained from the Canyon Master Fund and BC-MB GP, which received their shares of Class A Common Stock in exchange for those LLC Units pursuant to the merger described below.

BC Investments is the general partner of the BC Fund and possesses the voting power and dispositive power with respect to the securities beneficially owned by the BC Fund, including the securities held by BC-MB GP, a wholly-owned subsidiary of the BC Fund. BC Investments also possesses the voting power and dispositive power with respect to the securities beneficially owned by each of the Canyon Fund and the Canyon Master Fund, pursuant to an agreement between BC Investments and Canyon Fund and the Canyon Master Fund. As a result, BC Investments may be deemed the beneficial owner of the securities beneficially owned by the BC Fund, the Canyon Fund and the Canyon

Master Fund. Black Canyon Investments LLC, or BC GP, is the general partner of BC Investments and possesses the voting and dispositive power with respect to the securities beneficially owned by BC Investments and may be deemed the beneficial owner of the securities beneficially owned by BC Investments. Black Canyon Capital LLC, as a managing member of BC GP, possesses the voting power with respect to the securities beneficially owned by BC GP and may be deemed the beneficial owner of the securities beneficially owned by BC GP. The investment committee of BC GP possesses the dispositive power with respect to the securities beneficially owned by BC GP. The investment committee of BC GP is comprised of Messrs. Hooks and Lanigan, both of whom are members of our board of directors, and Joshua S. Friedman and Mitchell R. Julis and, therefore, no individual member of the committee is deemed to be the beneficial owner of the securities indirectly owned by BC GP. As manager of Loudon Partners, Bradley Spencer, chief financial officer of Black Canyon Capital LLC, possesses the voting and dispositive power with respect to the securities beneficially owned by Loudon Partners. The address for each of the foregoing entities is 2000 Avenue of the Stars, 11th Floor, Los Angeles, California 90067, except for Loudon Partners, which has an address of 5075 Kimberly Way, Loudon, Tennessee 37774.
Prior to the closing of the offering, BC-Malibu Boats Inc., a wholly-owned subsidiary of BC-MB GP, and Malibu BLK Inc., a wholly-owned subsidiary of the Canyon Master Fund, will merge with and into two newly-formed subsidiaries of Malibu Boats, Inc., with the newly-formed subsidiaries of Malibu Boats, Inc. being the surviving entities. As a result of these mergers, BC-MB GP will receive 400,564 shares of Class A Common Stock in exchange for shares of capital stock of BC-Malibu Boats Inc., the Canyon Master Fund will receive 3,011,270 shares of Class A Common Stock in exchange for shares of capital stock of Malibu BLK Inc., the 100 shares of Class A Common Stock initially issued to BC-Malibu Boats GP will be redeemed for nominal consideration and, immediately prior to the closing of the offering, the newly-formed subsidiaries of Malibu Boats, Inc. will own in the aggregate 3,411,834 LLC Units.
(5)	Includes 3,917,956 LLC Units beneficially owned prior to closing of the offering as follows: (i) 2,983,250 LLC Units by Horizon Holdings, LLC; and (ii) 934,706 LLC Units by Malibu Holdings, L.P. Horizon Holdings, LLC is the general partner of Malibu Holdings, L.P. and may be deemed the beneficial owner of the securities beneficially owned by Malibu Holdings, L.P. Mr. Estes, one of our directors, and James Shorin share the voting power and dispositive power with respect to the securities beneficially owned by Horizon Holdings, LLC and may be deemed the beneficial owner of the securities beneficially owned by Horizon Holdings, LLC. The address of Horizon Holdings, LLC and Malibu Holdings, L.P. is 1 Bush Street, San Francisco, California 94104.
(6)	Robert R. Alkema possesses the voting power and dispositive power with respect to the securities beneficially owned by Merced OKR, LLC and may be deemed the beneficial owner of the securities beneficially owned by Merced OKR, LLC. The address of Merced OKR, LLC is 11204 Childs Avenue, Le Grand, California 95333.
(7)	As a managing director of Black Canyon Capital LLC, Mr. Hooks may be deemed to share beneficial ownership of the securities beneficially owned by entities affiliated with Black Canyon Capital LLC. Mr. Hooks disclaims beneficial ownership of such securities.
(8)	As a managing director of Black Canyon Capital LLC, Mr. Lanigan may be deemed to share beneficial ownership of the securities beneficially owned by entities affiliated with Black Canyon Capital LLC. Mr. Lanigan disclaims beneficial ownership of such securities.
(9)	Mr. Estes may be deemed to share beneficial ownership of the securities beneficially owned by entities affiliated with Horizon Holdings, LLC. Mr. Estes disclaims beneficial ownership of such securities.
(10)	Represents LLC Units beneficially owned after our use of net proceeds from this offering of $18.1 million (or $29.8 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) to purchase LLC Units from our existing owners. See “Use of Proceeds.”

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our Class A Common Stock, Class B Common Stock and preferred stock and of certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation provides for two classes of common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of shares, all with a par value of $0.01 per share, of which:

•	100,000,000 shares are designated as Class A Common Stock;

•	25,000,000 shares are designated as Class B Common Stock; and

•	25,000,000 shares are designated as preferred stock.

Common Stock

Voting Rights

Holders of our Class A Common Stock and our Class B Common stock will have voting power over Malibu Boats, Inc., the sole managing member of the LLC, at a level that is consistent with their overall equity ownership of our business. Pursuant to our certificate of incorporation and bylaws, each share of Class A Common Stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A Common Stock are entitled to vote. Each holder of Class B Common Stock shall be entitled to the number of votes equal to the total number of LLC Units held by such holder multiplied by the exchange rate specified in the exchange agreement with respect to each matter presented to our stockholders on which the holders of Class B Common Stock are entitled to vote. Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold. Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B Common Stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our certificate of incorporation or bylaws or required by applicable law. Holders of our Class A and Class B Common Stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation, our bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A Common Stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time. Holders of our Class B Common Stock do not have any right to receive dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Class A Common Stock. Holders of our Class B Common Stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs.

Other Rights

Holders of our Class A Common Stock will have no preemptive, conversion or other rights to subscribe for additional shares. The rights, preferences and privileges of the holders of our Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Though we currently have no plans to issue any shares of preferred stock, our board of directors has the authority, without further action by our stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

There are no outstanding warrants to purchase our Class A Common Stock.

Registration Rights

In connection with the offering, we will enter into a registration rights agreement with Black Canyon Management LLC and affiliates of Black Canyon Capital LLC that own LLC Units pursuant to which Black Canyon Management LLC may request registration or inclusion of shares of Class A Common Stock held by affiliates of Black Canyon Capital LLC in any registration of our Class A Common Stock in compliance with the Securities Act. In addition, the agreement provides that, as soon as is practicable after the one-year anniversary of the closing of this offering, we must use all reasonable efforts to cause a resale shelf registration statement to become effective and remain effective until the eighth anniversary of this offering. The agreement will remain in effect until (1) there are no more securities registrable under the agreement outstanding or (2) termination of the agreement by both (A) Black Canyon Management LLC and (B) affiliates of Black Canyon Capital LLC owning two-thirds of the outstanding LLC Units. In addition, the limited liability company agreement of the LLC will give members that own securities we propose or are required to register with the SEC, pursuant to the registration rights agreement or otherwise, the right to include their securities in such registration, subject to the limitations set forth in the limited liability company agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will provide that all stockholder actions must generally be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the chair of the board or a majority of our board of directors may call a special meeting of stockholders.

Our certificate of incorporation and bylaws require a 66 2/3% stockholder vote for the amendment or repeal of the bylaws or the provisions in our certificate of incorporation relating to the election and classification of directors The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions could have the effect, however, of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to of the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

Prior to the closing of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our governing documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we intend to maintain standard policies of insurance under which coverage will be provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Exchange Listing

Our Class A Common Stock has been approved for listing on the Nasdaq Global Select Market under the symbol “MBUU.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A Common Stock. We cannot predict the effect, if any, future sales of shares of Class A Common Stock, or the availability for future sale of shares of Class A Common Stock, will have on the market price of shares of our Class A Common Stock prevailing from time to time. The sale of substantial amounts of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock.

Currently, 100 shares of our Class A Common Stock are outstanding and no shares of our Class B Common Stock are outstanding. In connection with the pre-closing mergers described in “History and Formation Transactions—Organizational Structure,” Malibu Boats, Inc. will repurchase the 100 shares of Class A Common Stock initially issued to BC-Malibu Boats GP for nominal consideration, and, immediately prior to the closing of this offering, the selling stockholders will be the sole stockholders of Malibu Boats, Inc.

Upon completion of this offering we will have a total of 10,155,578 shares of our Class A Common Stock outstanding (or 11,054,832 shares of Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders) and 34 shares of our Class B Common Stock outstanding. All of the shares of Class A Common Stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our existing stockholders, holders of LLC Units may (subject to the terms of the exchange agreement) exchange LLC Units for shares of our Class A Common Stock or cash (except in the event of a change in control) at our election. In addition, pursuant to the limited liability company agreement of the LLC, Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc. After this offering, our existing owners will hold 12,272,989 LLC Units (or 11,373,735 LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock from us and the selling stockholders), all of which will be exchangeable on a one-for-one basis for 12,272,989 shares of our Class A Common Stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or cash (except in the event of a change in control), at our election. The shares of Class A Common Stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. We will enter into a registration rights agreement with Black Canyon Management LLC and affiliates of Black Canyon Capital LLC that own LLC Units, however, that will require us to register under the Securities Act 15,285,709 shares of Class A Common Stock. In addition, the limited liability company agreement of the LLC will give members that own securities we propose or are required to register with the SEC, pursuant to the registration rights agreement or otherwise, the right to include their securities in such registration, subject to the limitations set forth in the limited liability company agreement of the LLC. For more information, see “—Registration Rights” and “Description of Capital Stock—Registration Rights.”

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our Class A Common

Stock for at least six months would be entitled to sell within any three-month period, beginning on the date 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A Common Stock then outstanding, which will equal approximately 101,556 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A Common Stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Lock-up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of Class A Common Stock (including securities exchangeable or convertible into our Class A Common Stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of Raymond James & Associates, Inc. and Wells Fargo Securities, LLC during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus (as such period may be extended under certain circumstances), we and they will not, among other things, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Class A Common Stock, options or warrants to purchase shares of our Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Class A Common Stock. This agreement is subject to certain exceptions. For additional information, see “Underwriting (Conflicts of Interest)—Lock-up Agreements.”

Registration Rights

In connection with the offering, we will enter into a registration rights agreement with Black Canyon Management LLC and affiliates of Black Canyon Capital LLC that own LLC Units pursuant to which Black Canyon Management LLC may request registration or inclusion of shares of Class A Common Stock held by affiliates of Black Canyon Capital LLC in any registration of our Class A Common Stock in compliance with the Securities Act. In addition, the agreement provides that, as soon as is practicable after the one-year anniversary of the closing of this offering, we must use all reasonable efforts to cause a resale shelf registration statement to become effective and remain effective until the eighth anniversary of this offering. The agreement will remain in effect until there are no more securities registrable under the agreement outstanding, or upon termination by Black Canyon Management LLC and affiliates of Black Canyon Capital LLC that own LLC Units holders of two-thirds of the outstanding LLC Units. In addition, the limited liability company agreement of the LLC will give members that own securities we propose or are required to register with the SEC, pursuant to the registration rights agreement or otherwise, the right to include their securities in such registration, subject to the limitations set forth in the limited liability company agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class A Common Stock subject to equity awards issuable under the Incentive Plan. We expect to file this registration statement as soon as practicable after the completion of this offering. The shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our Class A Common Stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Code, final, temporary or proposed U.S. Department of the Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our Class A Common Stock issued pursuant to this offering and who hold shares of our Class A Common Stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A Common Stock; and

•	persons that will hold Class A Common Stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A Common Stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Common Stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a collaboration holding shares of our Class A Common Stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our Class A Common Stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Department of the Treasury regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our Class A Common Stock in the foreseeable future. If, however, we make cash or other property distributions on our Class A Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our Class A Common Stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A Common Stock and will be treated as described below under “—Gain on Sale or Other Disposition of Our Class A Common Stock.”

Dividends paid to a non-U.S. holder of our Class A Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our Class A Common Stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A Common Stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our Class A Common Stock, and our Class A Common Stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding generally will not apply to distributions to a non-U.S. holder of our Class A Common Stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A Common Stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each, as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each, as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and a recent IRS Notice, withholding under FATCA generally will apply to payments of dividends on our Class A Common Stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A Common Stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated January 30, 2014, the underwriters named below have severally agreed to purchase from us and from the selling stockholders the following number of shares of Class A Common Stock:

Underwriter	Number of Shares
Raymond James & Associates, Inc.	3,035,715
Wells Fargo Securities, LLC	2,857,143
SunTrust Robinson Humphrey, Inc.	714,286
BMO Capital Markets Corp.	535,714

Total	7,142,858

The underwriters are offering the shares of Class A Common Stock subject to acceptance of the shares of Class A Common Stock and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the shares of Class A Common Stock offered by this prospectus are subject to approval by their counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of Class A Common Stock offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional shares of Class A Common Stock described below.

Option to Purchase Additional Shares of Class A Common Stock

We and the selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase in whole or in part at any time up to an aggregate of 1,071,429 additional shares of Class A Common Stock, at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. If purchased, these additional shares of Class A Common Stock will be sold by the underwriters on the same terms as those on which the shares of Class A Common Stock offered by this prospectus are sold.

Commission, Discounts and Expenses

The underwriters propose to offer shares of Class A Common Stock directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.588 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.196 per share to other dealers. If all of the shares of Class A Common Stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Class A Common Stock	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$14.00	$100,000,012	$115,000,018
Underwriting discount	$0.98	$7,000,001	$8,050,001
Proceeds, before expenses, to us	$13.02	$87,803,547	$99,511,834
Proceeds, before expenses, to the selling stockholders	$13.02	$5,196,464	$7,438,183

We and the selling stockholders, severally and not jointly, estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $2.3 million.

The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

We, our directors, our executive officers and substantially all of our existing stockholders have agreed for a period of 180 days after the date of this prospectus, not to directly or indirectly: (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of our securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to (a) the securities being offered in this prospectus, (b) exchanges of LLC Units for Class A Common Stock pursuant to the exchange agreement, (c) any grant or exercise of options or other similar awards pursuant to the Incentive Plan, (d) any transfer of securities to a person or entity that controls or is controlled by, or is under common control or management with, or is wholly-owned by a stockholder, (e) distributions of securities to limited or general partners, members or stockholders of our existing stockholders, or (f) dispositions of securities to a bona fide third party pursuant to a tender offer or any other transaction, including, without limitation, a merger, consolidation or other business combination involving a change in control of the Company, provided that the per share consideration for the securities transferred will be greater than the public offering price per share in this offering. Moreover, in the case of transfer pursuant to (d) or (e) above, any transferee or distribution recipient must agree to be bound by the foregoing restrictions on transfer.

In addition we have agreed that for 180 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of Raymond James & Associates, Inc., and Wells Fargo Securities, LLC (a) offer for sale, sell, pledge or otherwise dispose of any shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock, or sell or grant options with respect to any shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock (other than the grant of options pursuant to option plans existing on the date hereof), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Class A Common Stock, (c) file or cause to be filed a registration statement with respect to the registration of any shares of Class A Common Stock or securities convertible, exercisable or exchangeable into our Class A Common Stock or any other securities or (d) publicly disclose the intention to do any of the foregoing.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the shares of Class A Common Stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares of Class A Common Stock available for purchase by the underwriters under the option to purchase additional Class A Common Stock. The underwriters can close out a covered short sale by exercising the option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares of Class A Common Stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of Class A Common Stock compared to the price available under the option to purchase additional shares of Class A Common Stock. The underwriters may also sell shares of Class A Common Stock in excess of the option to purchase additional shares of Class A Common Stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of Class A Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to stabilize the price of the shares of Class A Common Stock. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of Class A Common Stock in the offering, if the syndicate repurchases previously distributed shares of Class A Common Stock to cover syndicate short positions or to stabilize the price of the shares of Class A Common Stock. These activities may raise or maintain the market price of the shares of Class A Common Stock above independent market levels or prevent or retard a decline in the market price of the shares of Class A Common Stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the shares of Class A Common Stock, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares of Class A Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the shares of Class A Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of Class A Common Stock. As a result the price of the shares of Class A Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time.

Electronic Distribution

A prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters of the offering, or by its affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

We have agreed to reimburse the underwriters for certain expenses set forth in the underwriting agreement in an amount not to exceed $2,500.

Listing

Our Class A Common Stock has been approved for listing on the Nasdaq Global Select Market under the symbol “MBUU.”

Affiliations

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which it has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the underwriters and their affiliates provide from time to time, we have banking and brokerage transactions in the ordinary course of business with the underwriter and its affiliates. It is expected that we will continue to use the underwriters and their affiliates for various services in the future.

Conflicts of Interest

SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., one of the underwriters in this offering, will receive more than 5% of the net proceeds of this offering in connection with the repayment of a portion of our credit facilities and term loans. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. As required by FINRA Rule 5121, SunTrust Robinson Humphrey, Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the accountholder.

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Class A Common Stock are made. Any resale of the shares of Class A Common Stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A Common Stock.

Representations of Purchasers

By purchasing shares of Class A Common Stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•

Further details concerning the legal authority for this information is available on request. the purchaser is entitled under applicable provincial securities laws to purchase the shares of Class A Common Stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “—Resale Restrictions”; and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of Class A Common Stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of Class A Common Stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of Class A Common Stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of Class A Common Stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of Class A Common Stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of Class A Common Stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of Class A Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Class A Common Stock in their particular circumstances and about the eligibility of the shares of Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriters represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our shares of Class A Common Stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of Class A Common Stock to the public” in relation to any shares of Class A Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A Common Stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter represents, warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Company; and

•

it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the Class A Common Stock to be issued in this offering and certain other legal matters with respect to the offering will be passed upon for us by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York. O’Melveny & Myers LLP is representing the selling stockholders in connection with this offering.

EXPERTS

The consolidated financial statements of Malibu Boats Holdings, LLC as of June 30, 2013 and 2012 and for each of the three years in the period ended June 30, 2013 and the balance sheet of Malibu Boats, Inc. as of December 31, 2013, appearing in this prospectus and registration statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their reports appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A Common Stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Malibu Boats, Inc.

Loudon, Tennessee

We have audited the accompanying balance sheet of Malibu Boats, Inc. (the “Company”) as of December 31, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Malibu Boats, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Indianapolis, Indiana

January 6, 2014

MALIBU BOATS, INC.

Balance Sheet

December 31, 2013

Assets
Cash	$10

Total assets	$10

Liabilities and Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 100,000,000 shares authorized, 100 shares issued and outstanding	1
Class B Common Stock, par value $0.01 per share, 25,000,000 shares authorized, no shares issued and outstanding	—
Preferred stock, par value $0.01 per share, 25,000,000 shares authorized, no shares issued and outstanding	$—
Additional paid-in-capital	9

Total liabilities and stockholder’s equity	$10

The accompanying notes are an integral part of the balance sheet.

MALIBU BOATS, INC.

Notes to Balance Sheet

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Description of the Company

Malibu Boats, Inc. (the “Company”) was formed as a Delaware corporation on November 1, 2013, as a holding company for the purposes of facilitating an initial public offering of shares of common stock. The Company has not engaged in any business or other activities except in connection with its formation and registration with the Securities and Exchange Commission (“SEC”). It is expected that following an internal reorganization of Malibu Boats Holdings, LLC and the initial public offering of the Company’s common stock, the Company will be the sole managing member of and have a controlling interest in Malibu Boats Holdings, LLC. The Company’s only business following the initial public offering of the Company’s common stock will be to act as the sole managing member of Malibu Boats Holdings, LLC and, as such, the Company will operate and control all of the business and affairs of Malibu Boats Holdings, LLC and will consolidate the financial results of Malibu Boats Holdings, LLC into the Company’s consolidated financial statements. Malibu Boats Holdings, LLC was formed in 2006 with the acquisition by an investor group, including affiliates of Black Canyon Capital LLC, Horizon Holdings, LLC and then-current management. Malibu Boats Holdings, LLC is engaged in the design, engineering, manufacturing and marketing of innovative, high-quality, performance sports boats that are sold through a world-wide network of independent dealers.

Basis of Presentation

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities of this entity.

Stockholder’s Equity

The Company is authorized to issue 150,000,000 shares of capital stock, consisting of 100,000,000 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), 25,000,000 shares of Class B Common Stock, par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $0.01 per share. The Company has issued 100 shares of Class A Common Stock in exchange for $10.00, all of which were held by BC-Malibu Boats GP, an affiliate of Black Canyon Capital LLC, at December 31, 2013.

Related Party Transactions

In connection with the filing of its registration statement on Form S-1 with the SEC, the Company paid a registration fee of $14,812, which was reimbursed by Malibu Boats Holdings, LLC under terms of the offering.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Malibu Boats Holdings, LLC and Subsidiaries

Loudon, Tennessee

We have audited the accompanying consolidated balance sheets of Malibu Boats Holdings, LLC and Subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Malibu Boats Holdings, LLC and Subsidiaries as of June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

Indianapolis, Indiana

December 13, 2013

MALIBU BOATS HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	June 30,		September 30, 2013 (Unaudited)	Pro Forma Malibu Boats, Inc. as of September 30, 2013 (Unaudited)
	2012	2013
Assets
Current assets
Cash	$14,797	$15,957	$4,697
Trade receivables, less allowances of $254, $254 and $286 as of June 30, 2012, 2013 and September 30, 2013, respectively	7,481	7,642	6,653
Inventories, net	9,123	11,639	15,288
Prepaid expenses	12	223	418

Total current assets	31,413	35,461	27,056
Property and equipment, net	4,860	6,648	7,230
Goodwill	5,718	5,718	5,718
Other intangible assets	22,713	17,535	16,241
Debt issuance costs, net	15	531	965
Deferred tax asset	—	—	—
Other assets	6	34	9

Total assets	$64,725	$65,927	$57,219

Liabilities
Current liabilities
Current maturities of long-term debt	5,160	3,326	3,712
Accounts payable	9,853	11,655	13,944
Accrued expenses	8,028	10,524	11,426

Total current liabilities	23,041	25,505	29,082
Deferred gain on sale-leaseback	156	145	142
Payable pursuant to tax receivable agreement	—	—	—
Long-term debt, less current maturities	16,083	20,263	60,531

Total liabilities	39,280	45,913	89,755

Commitments and contingencies (See Note 13)
Equity
Class A Common Stock, par value $0.01 per share, 100,000,000 shares authorized; 17,071,424 shares issued and outstanding on a pro forma basis	—	—	—	$171
Class B Common Stock, par value $0.01 per share, 25,000,000 shares authorized; 34 shares issued and outstanding on a pro forma basis	—	—	—	—
Preferred Stock, par value $0.01 per share; 25,000,000 shares authorized; no shares issued and outstanding on a pro forma basis	—	—	—	—
Class A Units, 37,000 units authorized, 36,742 units issued and outstanding	36,777	16,978	(32,759)	—
Class B Units, 3,885 units authorized, issued and outstanding	526	(2,417)	(7,800)	—
Class M Units, 2,658 units authorized, 915 and 1,421 units issued and outstanding at June 30, 2012 and 2013, respectively, and 1,549 units issued and outstanding at September 30, 2013	213	(460)	(3,069)	—
Additional paid in capital	—	—	—	(43,799)
Accumulated (deficit) earnings	(12,071)	5,913	11,092	11,092

Total members’ and stockholders’ equity (deficit)	25,445	20,014	(32,536)	(32,536)

Total liabilities and equity	$64,725	$65,927	$57,219

The accompanying notes are an integral part of the consolidated financial statements.

MALIBU BOATS HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per unit and share data)

	Historical Malibu Boats Holdings, LLC
	Year Ended June 30,			Three Months Ended September 30, (Unaudited)
	2011	2012	2013	2012	2013
Net sales	$99,984	$140,892	$167,012	$33,159	$43,304
Cost of sales	83,730	110,849	123,412	25,291	32,283

Gross profit	16,254	30,043	43,600	7,868	11,021
Operating expenses:
Selling and marketing	3,621	4,071	4,937	1,076	1,432
General and administrative	6,194	8,307	14,177	4,512	1,955
Amortization	5,178	5,178	5,178	1,294	1,294

Operating income	1,261	12,487	19,308	986	6,340
Other income (expense):
Other	11	52	10	3	3
Interest expense	(1,815)	(1,433)	(1,334)	(350)	(1,164)

Other expense	(1,804)	(1,381)	(1,324)	(347)	(1,161)

(Loss) income before income taxes	(543)	11,106	17,984	639	5,179
Provision for income taxes	—	—	—	—	—

Net (loss) income	$(543)	$11,106	$17,984	$639	$5,179

Pro forma consolidated statements of operations information (unaudited):
Net income before non-controlling interest and provision for income taxes			$17,984		$5,179
Pro forma provision for income taxes (at 34.3% assumed effective tax rate for Malibu Boats, Inc.)			2,796		805

Pro forma net income after income taxes			15,188		4,374
Pro forma net income attributable to non-controlling interest (54.7% assumed ownership interest not directly attributable to Malibu Boats, Inc.)			9,841		2,834

Pro forma net income available to stockholders of Malibu Boats, Inc. Class A Common Stock			$5,347		$1,540

Basic (loss) earnings per unit:
Class A Units	$(0.01)	$0.26	$0.43	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.43	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.43	$0.02	$0.12
Diluted (loss) earnings per unit:
Class A Units	$(0.01)	$0.25	$0.42	$0.02	$0.12
Class B Units	$(0.01)	$0.39	$0.42	$0.02	$0.12
Class M Units	$(0.01)	$0.12	$0.42	$0.02	$0.12
Pro forma net income available to Class A Common Stock per share (unaudited):
Basic			$0.53		$0.15
Diluted			$0.53		$0.15
Basic weighted average units used in computing (loss) earnings per unit:
Class A Units	37,000	36,875	36,742	36,742	36,742
Class B Units	3,885	3,885	3,885	3,885	3,885
Class M Units	469	915	1,421	1,042	1,549
Diluted weighted average units used in computing (loss) earnings per unit:
Class A Units	37,000	36,875	36,742	36,742	36,742
Class B Units	3,885	3,885	3,885	3,885	3,885
Class M Units	1,125	972	1,421	1,042	1,549
Pro forma basic and diluted weighted average shares used in computing net income per share (unaudited):
Basic			10,030,078		10,030,078
Diluted			10,030,078		10,030,078

The accompanying notes are an integral part of the consolidated financial statements.

MALIBU BOATS HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity

(In thousands)

	Member Units						Accumulated Earnings (Deficit)	Total Members’ Equity (Deficit)
	Class A		Class B		Class M
	Units	Amount	Units	Amount	Units	Amount
Balance at June 30, 2010	37,000	$37,000	3,885	$526	—	$—	$(22,634)	$14,892
Net loss	—	—	—	—	—	—	(543)	(543)
Stock based compensation	—	—	—	—	—	118	—	118
Membership units vested	—	—	—	—	469	—	—	—

Balance at June 30, 2011	37,000	37,000	3,885	526	469	118	(23,177)	14,467
Net income	—	—	—	—	—	—	11,106	11,106
Stock-based compensation	—	—	—	—	—	132	—	132
Membership units vested	—	—	—	—	559	—	—	—
Repurchase of vested membership units	(258)	(223)	—	—	(113)	(37)	—	(260)

Balance at June 30, 2012	36,742	36,777	3,885	526	915	213	(12,071)	25,445
Net income	—	—	—	—	—	—	17,984	17,984
Stock-based compensation	—	—	—	—	—	127	—	127
Membership units vested	—	—	—	—	506	—	—	—
Distributions to members	—	(19,799)	—	(2,943)	—	(800)	—	(23,542)

Balance at June 30, 2013	36,742	16,978	3,885	(2,417)	1,421	(460)	5,913	20,014
Net income*	—	—	—	—	—	—	5,179	5,179
Stock-based compensation*	—	—	—	—	—	32	—	32
Membership units vested*	—	—	—	—	128	—	—	—
Distributions to members*	—	(49,737)	—	(5,383)	—	(2,641)	—	(57,761)

Balance at September 30, 2013*	36,742	$(32,759)	3,885	$(7,800)	1,549	$(3,069)	$11,092	$(32,536)

*	Unaudited

The accompanying notes are an integral part of the consolidated financial statements.

MALIBU BOATS HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended June 30,			Three Months Ended September 30, (Unaudited)
	2011	2012	2013	2012	2013
Operating activities:
Net (loss) income	$(543)	$11,106	$17,984	$639	$5,179
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Non-cash compensation expense	118	132	127	32	32
Depreciation	821	895	1,090	322	296
Loss on sale of equipment	—	5	—	—	—
Gain on sale-leaseback transaction	(1)	(11)	(11)	(3)	(3)
Amortization of intangible assets	5,178	5,178	5,178	1,294	1,294
Amortization of deferred financing costs	181	181	148	48	582
Change in fair value of derivative	—	—	(28)	—	25
Change in operating assets and liabilities:
Trade receivables	(2)	(3,675)	(161)	1,637	989
Inventories	(3,063)	944	(2,516)	(2,533)	(3,649)
Prepaid expenses	(76)	145	(211)	(405)	(195)
Accounts payable	3,123	(1,189)	1,802	351	2,289
Accrued expenses	877	1,784	2,497	1,639	901

Net cash provided by operating activities	6,613	15,495	25,899	3,021	7,740

Investing activities:
Purchase of property and equipment	(1,306)	(2,651)	(2,878)	(314)	(878)
Proceeds from sale of property and equipment	4	—	—	—	—

Net cash used in investing activities	(1,302)	(2,651)	(2,878)	(314)	(878)

Financing activities:
Principal payments on long-term borrowings	(6,154)	(6,872)	(26,155)	(21,042)	(24,345)
Proceeds from long-term borrowings	—	—	28,500	28,500	65,000
Payment of deferred financing costs	—	—	(664)	(664)	(1,016)
Distributions to members	—	—	(23,542)	(15,395)	(57,761)
Repurchase of member units	—	(260)	—	—	—

Net cash used in financing activities	(6,154)	(7,132)	(21,861)	(8,601)	(18,122)

Changes in cash	(843)	5,712	1,160	(5,894)	(11,260)
Cash—Beginning of period	9,928	9,085	14,797	14,797	15,957

Cash—End of period	$9,085	$14,797	$15,957	$8,903	$4,697

Supplemental cash flow information:
Cash paid for interest	$1,662	$1,241	$1,190	$78	$585
Assets acquired under notes payable	232	—	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

MALIBU BOATS HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information as of September 30, 2013 and for the periods ended September 30, 2012 and 2013 is unaudited

(Dollars in thousands, except per unit data)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Malibu Boats Holdings, LLC (“Malibu Boats” or the “Company”) is a Delaware limited liability company. The consolidated financial statements include the Company and its subsidiary, Malibu Boats, LLC. Malibu Boats Domestic International Sales Corp. is a wholly-owned subsidiary of Malibu Boats, LLC. Malibu Boats, founded in 1982 and headquartered near Knoxville, Tennessee, is engaged in the design, engineering, manufacturing and marketing of innovative, high-quality, performance sports boats that are sold through independent dealers, throughout the United States and Canada, but with consumers worldwide.

The accompanying unaudited interim consolidated financial statements are shown and should be read in conjunction with the audited consolidated financial statements and notes thereto of Malibu Boats for the year ended June 30, 2013. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting only of normal recurring items) considered necessary to present fairly the Company’s financial position at September 30, 2013 (unaudited) and the results of its operations and the cash flows for the three month period ended September 30, 2012 and 2013 (unaudited). Operating results for the three months ended September 30, 2013 (unaudited) are not necessarily indicative of the results that may be expected for the full year ending June 30, 2014. Certain reclassifications have been made to the prior period presentation to conform to the current period presentation.

The accompanying consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America (“GAAP”). All dollar and unit amounts are presented in thousands, unless otherwise noted.

Unaudited Pro Forma Information

The unaudited pro forma consolidated balance sheet as of September 30, 2013 for Malibu Boats, Inc. gives effect to the change in capitalization assuming 17,071,424 shares of Class A Common Stock of Malibu Boats, Inc., par value $0.01 per share (“Class A Common Stock”), are outstanding and assumes (i) 3,411,834 shares of Class A Common Stock are held by selling stockholders, (ii) the Company’s existing owners have exchanged their outstanding units of the Company (“LLC Units”) for 13,659,590 shares of Class A Common Stock and (iii) no shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), of Malibu Boats, Inc. are issued or outstanding following the exchange of all outstanding LLC Units for Class A Common Stock. Shares of Class A Common Stock issued in the initial public offering of Malibu Boats, Inc. and the related net proceeds are excluded from such pro forma information.

The unaudited pro forma provision for income taxes is computed by applying the effective income tax rate of 34.3% to pre-tax income multiplied by the percentage ownership of the LLC attributable to Malibu Boats, Inc. upon consummation of the initial public offering, or 45.3%. The unaudited pro forma amount of non-controlling interest is computed by multiplying pre-tax income by the percentage ownership of the LLC not directly attributable to Malibu Boats, Inc., or

54.7%. Pro forma basic and diluted net income per share were computed by dividing the pro forma net income attributable to members and stockholders by 10,030,078. The number of shares was based on the 10,155,578 shares of Class A Common Stock that will be outstanding after this offering, 7,142,858 of which will be sold in the offering and 3,012,720 of which will be owned by selling stockholders (assuming that the underwriters do not exercise their option to purchase an additional 1,071,429 shares of Class A Common Stock, of which 899,254 would be newly issued, to cover over-allotments), and excluding 125,500 shares outstanding after the offering the proceeds from which will be used for general corporate purposes. Because the shares of Class B Common Stock do not share in our earnings, they are not included in the weighted average number of shares outstanding or net income available per share.

The effective income tax rate includes adjustments to the statutory federal income tax rate for state taxes and permanent items such as stock compensation expense attributable to profits interests and the domestic production activities deduction. A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

Statutory federal income tax rate	35.0%
State income taxes, net of federal taxes	2.2
Permanent items	(2.9)

34.3%

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material.

Certain Significant Risks and Uncertainties

The Company is subject to those risks common in manufacture-driven markets, including, but not limited to, competitive forces, dependence on key personnel, consumer demand for its products, the successful protection of its proprietary technologies, compliance with government regulations and the possibility of not being able to obtain additional financing if and when needed.

Concentration of Credit Risk

A majority of the Company’s sales are made pursuant to floor plan financing programs in which the Company participates on behalf of its dealers through a contingent repurchase agreement with various third-party financing institutions. Under these arrangements, a dealer establishes a line of credit with one or more of these third-party lenders for the purchase of dealer boat inventory. When a dealer purchases and takes delivery of a boat pursuant to a floor plan financing arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat directly to the Company within approximately two weeks. For dealers that use local floor plan financing programs or pay cash, the Company may extend credit without collateral under the dealer agreement based on the Company’s evaluation of the dealer’s credit risk and past payment history. The Company maintains allowances for potential credit losses that it believes are adequate. Refer to Note 1 “Trade Accounts Receivable” for factors considered in determining the Company’s allowance for doubtful accounts.

Cash

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. As of June 30, 2013, no highly liquid investments were held and the entire balance consists of traditional cash.

At June 30, 2012 and 2013 and September 30, 2013 (unaudited), substantially all cash on hand was held by one financial institution. This cash on deposit may be, at times, in excess of insurance limits provided by the FDIC.

Trade Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. The allowance for doubtful receivables was $254 at June 30, 2012 and 2013 and $286 at September 30, 2013 (unaudited). Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding beyond customer terms.

Inventories

Substantially all inventories are stated at the lower of cost or market, determined on the first in, first out (“FIFO”) basis. Manufacturing cost includes materials, labor and manufacturing overhead. Unallocated overhead and abnormal costs are expensed as incurred.

Property and Equipment

Property and equipment acquired outside of acquisition are stated at cost. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is accounted for in the statement of operations. Major additions are capitalized; maintenance, repairs and minor improvements are charged to operating expenses as incurred if they do not increase the life or productivity of the related capitalized asset. Depreciation on leasehold improvements is computed using the straight-line method based on the lesser of the remaining lease term or the estimated useful life and depreciation of equipment is computed using the straight-line method over the estimated useful life as follows:

Years
Leasehold improvements	Shorter of useful life or lease term
Machinery and equipment	3-5
Furniture and fixtures	3-5

The Company accounts for the impairment and disposition of long-lived assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment” (“ASC Topic 360”). In accordance with ASC Topic 360, long-lived assets to be held are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews for any indicators and, if indicators are present, tests the carrying value of long-lived assets, assessing their net realizable values based on estimated undiscounted cash flows over their remaining estimated useful lives. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recorded for the fiscal years ended June 30, 2011, 2012 and 2013, and for the three months ended September 30, 2013 (unaudited) in the Company’s consolidated financial statements.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill amounts are not amortized, but rather are evaluated for potential impairment on an annual basis, as of June 30, unless circumstances indicate the need for impairment testing between the annual tests in accordance with the provisions of FASB ASC Topic 350, “Intangibles—Goodwill and Other.” If this assessment indicates the possibility of impairment, the income approach to test for goodwill impairment would be used unless circumstances indicate that a better estimate of fair value was available. Under the income approach, management calculates the fair value of each reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit’s net assets including goodwill exceeds the fair value of the reporting unit, then management determines the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. The Company did not recognize any goodwill impairment charges in the fiscal years ended June 30, 2011, 2012 and 2013.

Intangible Assets

Intangible assets consist primarily of dealer relationships, product trade names and legal and contractual rights surrounding a patent. These assets are recorded at their estimated fair values at the acquisition dates using the income approach. These assets are being amortized using straight-line method based on their estimated useful lives ranging from eight to 15 years.

The estimated useful lives of acquired dealer relationships consider the average length of dealer relationships at the time of acquisition, historical rates of dealer attrition and retention, the Company’s history of renewal and extension of dealer relationships, as well as competitive and economic factors resulting in a range of useful lives. The estimated useful lives of the Company’s product trade names are based on a number of factors including technological obsolescence and the competitive environment. The estimated useful lives of legal and contractual rights are estimated based on the benefits that the patent provides for its remaining terms unless competitive, technological obsolescence or other factors indicate a shorter life.

Management, assisted by third-party valuation specialists, determines the estimated fair values of separately identifiable intangible assets at the date of acquisition under the income approach. Significant data and assumptions used in the valuations included cost, market and income comparisons, discount rates, royalty rates and management forecasts. Discount rates for each intangible asset were selected based on judgment of relative risk and approximate rates of returns investors in the subject assets might require. The royalty rates were developed using weighted average rates, which were based on projected sales and profits of products sold and management’s assessment of the intangibles’ importance to the sales and profitability of the product. Management provided forecasts of financial data pertaining to assets, liabilities and income statement balances to be utilized in the valuations. While management believes the assumptions, estimates, appraisal methods and ensuing results are appropriate and represent the best evidence of fair value in the circumstances, modification or use of other assumptions or methods could have yielded different results.

The carrying amount of intangible assets are reviewed whenever circumstances arise that indicate the carrying amount of an asset may not be recoverable. The carrying value of these assets is compared to the undiscounted future cash flows the assets are expected to generate. If the asset is considered to be impaired, the carrying value is compared to the fair value and this difference is recognized as an impairment loss. There was no impairment loss recognized on intangible assets for the fiscal years ended June 30, 2011, 2012 and 2013 and for the three months ended September 30, 2012 and 2013 (unaudited).

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes” (“ASC Topic 740”). As part of the process of preparing the financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within the balance sheet. The Company then assesses the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent the Company believes that recovery is not likely, a valuation allowance is established. To the extent a valuation allowance is established or changed in a period, the Company includes an expense or a benefit within the tax provision.

The members of the Company have elected to be taxed as a limited liability company under the provisions of the federal and state income tax codes. Under these provisions, the members report net income of the Company on their individual income tax returns. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements. Net income for financial statement purposes may differ significantly from taxable income attributable to members as a result of differences between the tax basis and the financial reporting basis of assets and liabilities.

The Company has adopted the provisions of the “Accounting for Uncertainty in Income Taxes” section of the ASC Topic 740. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. For the years ended June 30, 2011, 2012 and 2013 and the three months ended September 30, 2012 and 2013 (unaudited), management determined that there were no material uncertain income tax positions.

Revenue Recognition

The Company generally manufactures products based on specific orders from dealers and often ships completed products only after receiving credit approval from financial institutions. Revenue is primarily recorded when all of the following conditions have been met:

•	an order for a product has been received;

•	a common carrier signs the delivery ticket accepting responsibility for the product; and

•	the product is removed from the Company’s property for delivery.

These conditions are generally met when title passes, which is when boats are shipped to dealers in accordance with shipping terms, which are primarily free on board shipping point.

Dealers generally have no rights to return unsold boats. From time to time, however, the Company may accept returns in limited circumstances and at the Company’s discretion under its warranty policy, which generally limits returns to instances of manufacturing defects. The Company estimates the costs that may be incurred under its basic limited warranty and records as a liability the amount of such costs at the time the product revenue is recognized. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The Company accrues estimated losses when a loss, due to the default of one of its dealers, is determined to be probable and the amount of the loss is reasonably estimable. Refer to Note 5 and Note 13 related to the Company’s product warranty and repurchase commitment obligations, respectively.

Revenue from boat part sales is recorded as the product is shipped from the Company’s location, which is free on board shipping point.

Revenue associated with sales of materials, parts, boats or engine products sold under the Company’s exclusive manufacturing and distribution agreement with its Australian licensee are recognized under free on board port of disembarkment terms, the point at which the risks of ownership and loss pass to the licensee. The Company also earns royalties from its Australian licensee, which are accrued on a monthly basis based on a percentage of the licensee’s gross sales. Royalties earned are paid to the Company on a quarterly basis.

Revenue associated with sales to the independent representative responsible for international sales is recognized in accordance with free on board shipping point terms, the point at which the risks of ownership and loss pass to the representative. A fixed percentage discount is earned by the independent representative at the time of shipment to the representative as a reduction in the price of the boat and is recorded in our consolidated statement of operations as a reduction in sales.

Delivery Costs

Shipping and freight costs are included in cost of goods sold in the accompanying consolidated statements of income.

Rebates, Promotions, Floor Financing and Incentives

The Company provides for various structured dealer rebate and sales promotions incentives, which are recognized as a reduction in net sales, at the time of sale to the dealer. Examples of such programs include rebates, seasonal discounts, promotional co-op arrangements and other allowances. Dealer rebates and sales promotion expenses are estimated based on current programs and historical achievement and/or usage rates. Actual results may differ from these estimates if market conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends.

Free floor financing incentives includes payments to the lenders providing floor plan financing to the dealers or directly to the dealers themselves. Free floor financing incentives are estimated at the time of sale to the dealer based on the expected expense to the Company over the term of the free flooring period, ending in April each year, and are recognized as a reduction in sales. The Company accounts for both incentive payments directly to dealers and payment to third party lenders in this manner.

Changes in the Company’s accrual for dealer rebates were as follows:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Beginning balance	$1,463	$1,801	$2,709
Provision	3,052	4,261	1,019
Payments	(2,714)	(3,353)	(1,864)

Ending balance	$1,801	$2,709	$1,864

Changes in the Company’s accrual for flooring financing were as follows:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Beginning balance	$—	$—	$—
Provision	2,132	2,413	1,318
Payments	(2,132)	(2,413)	(247)

Ending balance	$—	$—	$1,071

Accrued Expenses

The Company’s accrued expenses primarily consist of estimates for dealer rebates, promotions, floor financing, and incentives (see above), product warranties (see Note 5) and normal obligations for payroll and interest on the Company’s debt.

Derivative Instruments

The Company follows the guidance set forth in FASB ASC Topic 815, “Derivatives and Hedging,” which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. As of June 30 and September 30, 2013 (unaudited), the Company had a derivative instrument in the form of an interest rate swap. Refer to Note 7 for additional information.

Fair Value of Financial Instruments

Financial instruments for which the Company did not elect the fair value option include accounts receivable, prepaids and other current assets, short-term credit facilities, accounts payable, accrued expenses and other current liabilities. The carrying amounts of these financial instruments approximate their fair values as a result of their short-term nature or variable interest rates. Variable rate long-term debt issued by the Company was used to extinguish the existing fixed rate subordinated debt during 2013. The carrying value of the Company’s debt approximates fair value. The Company’s financial instruments are not held for trading purposes. Management believes that the carrying values of the financial instruments are reasonable estimates of fair value. See Note 8 for more information.

Fair Value Measurements

The Company applies the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) for fair value measurements of financial assets and financial liabilities, and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition to the financial assets and liabilities measured on a recurring basis, certain nonfinancial assets and liabilities are to be measured at fair value on a nonrecurring basis in accordance with applicable GAAP. This includes items such as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and nonfinancial long-lived asset groups measured at fair value for an impairment assessment. In general, non-financial assets including goodwill, other intangible assets and property and equipment are measured at fair value when there is an indication of impairment and are recorded at fair value only when any impairment is recognized. See Note 8 for more information.

Equity-Based Compensation

The Company accounts for stock-based compensation, which includes profits interests granted to employees and directors pursuant to the Company’s limited liability company agreement entered into on August 7, 2006, as amended (the “LLC Agreement”), in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation” (“ASC Topic 718”). ASC Topic 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value of the award.

Repurchase Commitments

In connection with its dealers’ wholesale floor-plan financing of boats, the Company has entered into repurchase agreements with various lending institutions. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through payment date by the dealer, generally not exceeding two and a half years. The total amount financed under the floor financing programs with repurchase obligations was $34,500 and $51,800 at June 30, 2012 and 2013, respectively, and $49,600 as of September 30, 2013

(unaudited). Such agreements are customary in the industry and the Company’s exposure to loss under such agreements is limited by contractual caps and the resale value of the inventory which is required to be repurchased. No units were repurchased for the fiscal years ended June 30, 2012 and 2013 or the three months ended September 30, 2012 and 2013 (unaudited).

Debt Issuance Costs

In July 2013, deferred financing costs of $1,016 were capitalized with the issuance of the Company’s new revolving credit facility and long-term secured note and are being amortized over the terms of the underlying agreement. See Note 6 for more information. Unamortized debt issuance costs of $531 associated with the Company’s previously existing term note and revolving credit facility were expensed upon extinguishment of the debt. Amortization of deferred financing costs, including those related to the Company’s extinguishment, of $181, $181 and $148 were recorded for the fiscal years ended June 30, 2011, 2012 and 2013, respectively, and $48 and $582 for the three months ended September 30, 2012 and 2013 (unaudited), respectively. Unamortized debt issuance costs were $15 and $531 at June 30, 2012 and 2013, respectively, and $965 as of September 30, 2013 (unaudited). These amounts are classified as other assets, net and are amortized over the term of the debt into interest expense using the effective interest method.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses are included in selling and marketing expenses and were not material for fiscal years ended June 30, 2011, 2012 and 2013 or for the three months ended September 30, 2012 and 2013 (unaudited).

Recent Accounting Pronouncements

In December 2011 and February 2013, the FASB issued an amendment to the balance sheet topic of the ASC, which requires entities to disclose both gross and net information about both derivatives and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of the standard had no impact on the Company’s results of operations or financial condition.

In July 2012, the FASB issued guidance on testing indefinite-lived intangible assets for impairment. Under the guidance, testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill has been simplified. The guidance allows an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is more likely than not that the asset is impaired. The guidance is effective for impairment tests for fiscal years beginning after September 15, 2012 and early adoption is permitted. This guidance did not have a material impact on the Company’s results of operations or financial condition.

In September 2011, the FASB updated FASB ASC Topic 350, “Intangibles—Goodwill and Other.” This update gives an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The adoption of this update did not have a material impact on the Company’s results of operations or financial condition.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or GAAP. For GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. ASU 2011-04 is effective for all interim and annual reporting periods beginning after December 15, 2011. The adoption did not have a material impact on the Company’s results of operation or financial condition.

2. Inventories

Inventories, net consisted of the following:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Raw materials	$6,989	$7,796	$11,360
Work in progress	1,043	1,148	1,748
Finished goods	2,299	3,151	2,725

Inventory obsolescence reserve	(1,208)	(456)	(545)

Net inventory	$9,123	$11,639	$15,288

3. Property and Equipment

Property and equipment, net consisted of the following:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Land	$254	$254	$254
Leasehold improvements	1,085	1,604	1,640
Machinery and equipment	5,328	7,320	9,166
Furniture and fixtures	1,114	1,379	1,407
Construction in process	1,581	1,683	651

	9,362	12,240	13,118
Less accumulated depreciation	(4,502)	(5,592)	(5,888)

	$4,860	$6,648	$7,230

Depreciation expense was $821, $895 and $1,090 for fiscal years ended June 30, 2011, 2012 and 2013, respectively, and $322 and $296 for the three months ended September 30, 2012 and 2013 (unaudited), respectively, substantially all of which was recorded in cost of goods sold.

Sale-Leaseback Transaction

In March 2008, the Company sold its two primary manufacturing and office facilities for a total of $18,250, which resulted in a gain of $726. Expenses incurred related to the sale were $523. Simultaneous with the sale, the Company entered into an agreement to lease back the buildings for an initial term of 20 years. The net gain on this transaction of $203 has been deferred and is being amortized over the initial lease term. For each of the fiscal years ended June 30, 2011, 2012 and 2013, $11 of the realized gain was recognized. For each of the three months ended September 30, 2012 and 2013 (unaudited), $3 of the realized gain was recognized.

4. Goodwill and Other Intangible Assets

The Company’s intangible assets and goodwill consisted of the following:

	As of June 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Useful Life
Definite-lived intangibles:
Dealer relationships	$27,392	$(20,258)	$7,134	8 Years
Patent	1,386	(684)	702	12 Years
Trade name	24,567	(9,690)	14,877	15 Years

Total definite-lived intangibles	53,345	(30,632)	22,713
Goodwill	5,718	—	5,718

Total intangible assets and goodwill	$59,063	$(30,632)	$28,431

	As of June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Useful Life
Definite-lived intangibles:
Dealer relationships	$27,392	$(23,683)	$3,709	8 Years
Patent	1,386	(799)	587	12 Years
Trade name	24,567	(11,328)	13,239	15 Years

Total definite-lived intangibles	53,345	(35,810)	17,535
Goodwill	5,718	—	5,718

Total intangible assets and goodwill	$59,063	$(35,810)	$23,253

	As of September 30, 2013 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Useful Life
Definite-lived intangibles:
Dealer relationships	$27,392	$(24,539)	$2,853	8 Years
Patent	1,386	(828)	558	12 Years
Trade name	24,567	(11,737)	12,830	15 Years

Total definite-lived intangibles	53,345	(37,104)	16,241
Goodwill	5,718	—	5,718

Total intangible assets and goodwill	$59,063	$(37,104)	$21,959

Amortization expense recognized on all amortizable intangibles was $5,178 for each of the fiscal years ended June 30, 2011, 2012 and 2013, and $1,294 for each of the three months ended September 30, 2012 and 2013 (unaudited). As of September 30, 2013 (unaudited), the weighted average useful lives for dealer relationships were 0.9 years, the weighted average useful lives for patents were 4.9 years and the weighted average useful lives for trade names were 7.9 years.

Estimated future amortization expenses were as follows:

Years Ending June 30,	As of June 30, 2013
2014	$5,177
2015	2,039
2016	1,753
2017	1,753
2018	1,753
Thereafter	5,060

$17,535

Estimated future amortization expense as of September 30, 2013 (unaudited), for the remainder of fiscal 2014 was $3,883.

5. Product Warranties

The Company provides a limited warranty for a period of up to three years for its products. The Company’s standard warranties require the Company or its dealers to repair or replace defective products during such warranty period at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records as a liability in the amount of such costs at the time the product revenue is recognized. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate warranty liability. Adjustments made to provisional amounts related to prior periods were insignificant as of June 30, 2011, 2012 and 2013 and September 30, 2013 (unaudited).

Changes in the Company’s product warranty liability were as follows:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Beginning balance	$2,400	$3,863	$5,658
Provision	3,572	3,756	886
Payments	(2,109)	(1,961)	(612)

Ending balance	$3,863	$5,658	$5,932

6. Financing

Outstanding debt consisted of the following:

	As of June 30,		As of September 30, 2013 (Unaudited)
	2012	2013
Short-term debt
Notes payable—equipment	$173	$76	$56
Current maturities of long-term debt	4,987	3,250	3,656
Long-term debt
Notes payable—equipment	76	—	—
Term loan	—	—	60,531
Previous term loan	—	20,263	—
Previous term loan	16,007	—	—

	21,243	23,589	64,243
Less current maturities	(5,160)	(3,326)	(3,712)

Total debt less current maturities	$16,083	$20,263	$60,531

Short-Term Debt

On March 31, 2011, the Company issued a promissory note to General Electric Capital Corporation in connection with the lease of production equipment for its manufacturing facility. Under the terms of the promissory note, payments of principal and interest are due in monthly installments with a final payment due in May 2014. As of September 30, 2013 (unaudited), the effective interest rate on the note was 7%.

Long-Term Debt

New Revolving Line of Credit and Term Loan. On July 16, 2013, the Company entered into a credit agreement with a syndicate of banks led by SunTrust Bank that included a revolving credit facility and term loan (the “Credit Agreement”). The proceeds from the Credit Agreement were used to repay the Company’s previously existing revolving credit facility and term loan with the same bank.

The Credit Agreement is comprised of a $10,000 revolving commitment, none of which was outstanding as of September 30, 2013 (unaudited), and a $65,000 term loan commitment, $64,187 of which was outstanding as of September 30, 2013 (unaudited). The revolving credit facility and term loan are collateralized by substantially all of the Company’s assets. Borrowings under the Credit Agreement bear interest at the Company’s option of Bank Prime or London Interbank Offered Rate (“LIBOR”) plus the applicable margin, as defined in the Credit Agreement. The term loan is payable in quarterly principal installments of $813 beginning September 30, 2013, increasing to $1,219 on September 30, 2014, increasing to $1,625 on September 30, 2015, increasing to $2,032 on September 30, 2016 and increasing to $2,438 on September 30, 2017 through March 30, 2018, with all unpaid principal due on July 16, 2018. Both the revolving loan commitment and the term loan commitment mature on July 16, 2018. As of September 30, 2013, the effective interest rates on the revolving and term loan commitments were 5.25% and 3.19%, respectively.

The Company has a swingline line of credit from SunTrust Bank in the principal amount of up to $2,000 due on or before July 16, 2018. Any amounts drawn under the swingline line of credit reduce the capacity under the revolving credit facility. As of September 30, 2013 (unaudited), the Company had no outstanding balance under the swingline facility.

In addition, the Company has the ability to issue letters of credit under its new revolving credit and term loan agreement up to $3,000, none of which was outstanding as of September 30, 2013 (unaudited). This letter of credit availability may be reduced by borrowings under the revolving line of credit. The Company’s access to these letters of credit expires July 16, 2018 with the expiration of access to the revolving commitment.

Previous Revolving Line of Credit and Term Loan. On July 11, 2012, the Company entered into a revolving credit and term loan agreement are comprised of a $5,000 revolving commitment and $28,500 term loan commitment with SunTrust Bank which were collateralized by substantially all of the Company’s assets. The proceeds from this revolving line of credit and term loan agreement were used to repay previously existing term and revolving loans. Borrowings against the revolving line of credit bore interest at the Company’s option of Bank Prime or LIBOR plus the applicable margin, as defined in the agreement. The Company had the ability to issue letters of credit under this agreement up to $3,000. At June 30, 2013, the effective rate on the previous revolving and term loan commitments were 6.5% and 3.94%, respectively.

The aggregate annual maturities on the line of credit and term loan were as follows:

Years Ending June 30,	As of June 30, 2013	As of September 30, 2013 (Unaudited)
2014	$3,326	$2,493
2015	5,700	4,875
2016	5,700	6,500
2017	8,863	8,125
2018	—	42,250

	$23,589	$64,243

Loan Covenants

The Credit Agreement requires the Company to meet certain financial covenants that include a minimum fixed charge coverage ratio and a leverage ratio. The Credit Agreement contains certain customary representations and warranties, and notice requirements for the occurrence of specific events such as pending or threatened labor disputes, litigation or judgments over a certain amount. The Credit Agreement also contains certain restrictive covenants, which, among other things, place limits on the Company’s activities and those of its subsidiaries, the incurrence of additional indebtedness, additional liens on property and limit the future payment of dividends or distributions. The Credit Agreement specifies permitted liens, permitted investments and permitted debt. Affirmative covenants governing the timing of monthly, quarterly and annual financial reporting, are also included in the Credit Agreement. As of September 30, 2013, the Company was in compliance with all covenants contained in the Credit Agreement (unaudited).

7. Derivative Instrument

On August 2, 2012, the Company entered into an interest rate swap with a notional value of $14,250 which was entered into to hedge the variable rate interest payments on half of the long-term debt entered into during July 2012. Under the swap, the Company pays interest on a quarterly basis at a fixed rate of 0.61% and receives interest at a variable rate equal to one-month LIBOR. The notional amount of the swap reduces as mandatory debt principal payments under the Company’s July 2012 credit agreement were scheduled to amortize. The interest rate swap expires on June 30, 2017. Because management had not designated the swap as a hedge, the Company recorded the changes in fair value of the swap of $28 for the year ended June 30, 2013 and $(25) for the three months ended September 30, 2013 (unaudited) in interest expense.

8. Fair Value Measurements

In determining the fair value of certain assets and liabilities, the Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As defined in FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets and financial liabilities recorded on the consolidated balance sheets at fair value are categorized based on the reliability of inputs to the valuation techniques as follows:

•	Level 1—Financial assets and financial liabilities whose values are based on unadjusted quoted prices in active markets for identical assets.

•

Level 2—Financial assets and financial liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in non-active markets; or valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3—Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial assets and financial liabilities.

The hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Assets and liabilities that had recurring fair value measurements were as follows:

	Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of June 30, 2012:
Cash	$14,797	$14,797	$—	$—
Derivative instrument	—	—	—	—

Total assets at fair value	$14,797	$14,797	$—	$—
As of June 30, 2013:
Cash	$15,957	$15,957	$—	$—
Derivative instrument	28	—	28	—

Total assets at fair value	$15,985	$15,957	$28	$—
As of September 30, 2013 (Unaudited):
Cash	$4,697	$4,697	$—	$—
Derivative instrument	3	—	3	—

Total assets at fair value	$4,700	$4,697	$3	$—

Fair value measurements for the Company’s cash is classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements of the Company’s interest rate swap are classified under Level 2 because such measurements are based on significant other observable inputs. There were no transfers of assets or liabilities between Level 1 and Level 2 in fiscal year 2012 or 2013.

The Company’s nonfinancial assets and liabilities that have nonrecurring fair value measurements include property, plant and equipment, goodwill and intangibles.

In assessing the need for goodwill impairment, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, transactions and marketplace data. Accordingly, these fair value measurements fall in Level 3 of the fair value hierarchy. The Company generally uses projected cash flows, discounted as necessary, to estimate the fair values of property, plant and equipment and intangibles using key inputs such as management’s projections of cash flows on a held-and-used basis (if applicable), management’s projections of cash flows upon disposition and discount rates. Accordingly, these fair value measurements fall in Level 3 of the fair value hierarchy. These assets and certain liabilities are measured at fair value on a nonrecurring (unaudited) basis as part of the Company’s impairment assessments and as circumstances require. The fair value of debt approximates the fair value.

There were no other impairments recorded in connection with tangible and intangible long-lived assets for the fiscal years ended June 30, 2012 or 2013 and for three months ended September 30, 2013 (unaudited).

9. Dealer Network

As of September 30, 2013 (unaudited), the Company’s distribution channel consisted of 116 independent dealers in North America and 49 independent dealers across 36 countries outside of

North America. The Company’s boats are the exclusive performance sport boats offered by the majority of its dealers. Additionally, the Company has an exclusive licensee in Australia that management believes is the largest performance sport boat manufacturer in that country.

No single dealer accounted for 10.0% or more of the Company’s unit volume for the fiscal years ended June 30, 2011, 2012 and 2013. The Company’s top ten dealers represented 31.8%, 32.7% and 36.1% of the Company’s volume for the fiscal years ended June 30, 2011, 2012 and 2013, respectively.

10. Product Liability

The Company is engaged in a business that exposes it to claims for product liability and warranty claims in the event the Company’s products actually or allegedly fail to perform as expected or the use of the Company’s products results, or is alleged to result, in property damage, personal injury or death. Although the Company maintains product and general liability insurance of the types and in the amounts that the Company believes are customary for the industry, the Company is not fully insured against all such potential claims. The Company may have the ability to refer claims to its suppliers and their insurers to pay the costs associated with any claims arising from the suppliers’ products. The Company’s insurance covers such claims that are not adequately covered by a supplier’s insurance and provides for excess secondary coverage above the limits provided by the Company’s suppliers.

The Company may experience legal claims in excess of its insurance coverage or claims that are not covered by insurance, either of which could adversely affect its business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against the Company could have a material adverse effect on its financial condition and harm its reputation. In addition, if any of the Company products are, or are alleged to be, defective, the Company may be required to participate in a recall of that product if the defect or alleged defect relates to safety. These and other claims that the Company faces could be costly to the Company and require substantial management attention.

11. Members’ Equity

The LLC Agreement specifies that ownership interests are comprised of Class A and Class B Units for investors and a series of Class M Units as profits interests. The LLC Agreement sets forth the terms of ownership of the Company’s units and how the profits, losses and gains will be allocated to the capital accounts of its members. The timing and aggregate amount of distributions to unit holders are determined at the sole discretion of the Company’s board of directors. Class A and B Units have voting units, and Class M Units do not have voting rights. Unless specifically agreed, holders of the Company’s ownership interest have no liability for the Company’s obligations.

Units are not transferable, except in limited circumstances as set out in the LLC Agreement.

Class M Units are subject to the terms of the applicable agreement governing the award, including vesting and repurchase rights at fair market value adjustment upon separation.

Pursuant to the LLC Agreement, certain eligible employees may be granted Class M Units. These profits interests may not be resold and unvested units are subject to forfeiture if the recipient’s employment is terminated. Forfeited unvested units are not entitled to future distributions. Under the LLC Agreement, distributions would have been made to the members in the following order of priority:

•	first, to the holders of Class B Units in proportion to their respective unrecovered capital contribution until each member’s unrecovered Class B capital is reduced to zero;

•	second, to each holder of Class A and B Units in proportion to their respective relative percentage interests; and

•

third, to each holder of Class A, B and M Units in proportion to their respective relative percentage interests, subject to distribution threshold amounts, pursuant to the terms of each corresponding Class M Unit agreement.

In July 2010 and December 2010, certain eligible employees were granted a total of 2,505 restricted and unvested Class M Units. In October 2011, certain eligible employees were granted 215 restricted and unvested Class M Units. These units vest at a rate of 25% annually on various anniversary dates and are exercisable in the event of a change in control transaction. In June 2012, certain eligible employees were granted 387 restricted and unvested Class M Units, which are exercisable in the event of a change in control transaction.

A detail of the Company’s outstanding restricted Class M Units for the year ended June 30, 2011 is as follows:

	Total Units June 30, 2010	Units Granted	Units Forfeited/ Repurchased	Total Units June 30, 2011	Units Vested Through June 30, 2011	Units Unvested Through June 30, 2011
Class M Units	—	2,505	(449)	2,056	469	1,587
Weighted Average Grant Date Fair Value	$—	$0.20	$0.20	$0.20	$0.20	$0.20

A detail of the Company’s outstanding restricted Class M Units for the year ended June 30, 2012 is as follows:

	Total Units June 30, 2011	Units Granted	Units Forfeited/ Repurchased	Total Units June 30, 2012	Units Vested Through June 30, 2012	Units Unvested Through June 30, 2012
Class M Units	2,056	602	(245)	2,413	915	1,498
Weighted Average Grant Date Fair Value	$0.20	$1.07	$0.16	$0.41	$0.22	$0.53

A detail of the Company’s outstanding restricted Class M Units for the year ended June 30, 2013 is as follows:

	Total Units June 30, 2012	Units Granted	Units Forfeited	Total Units June 30, 2013	Units Vested Through June 30, 2013	Units Unvested Through June 30, 2013
Class M Units	2,413	—	—	2,413	1,421	992
Weighted Average Grant Date Fair Value	$0.41	—	—	$0.41	$0.23	$0.68

A detail of the Company’s outstanding restricted Class M Units for the three months ended September 30, 2013 is as follows:

	Total Units June 30, 2013	Units Granted (unaudited)	Units Forfeited (unaudited)	Total Units September 30, 2013 (unaudited)	Units Vested Through September 30, 2013 (unaudited)	Units Unvested Through September 30, 2013 (unaudited)
Class M Units	2,413	—	(43)	2,370	1,549	821
Weighted Average Grant Date Fair Value	$0.41	—	$1.29	$0.40	$0.23	$0.72

The fair value was based on the unit price at the date of grant. Stock compensation expense recognized was $118, $132 and $127 at June 30, 2011, 2012 and 2013, respectively, and $32 and $32 for the three months ended September 30, 2012 and 2013 (unaudited), respectively, related to the vesting of the Class M Units. The cash flow effects resulting from restricted unit awards were reflected as noncash operating activities. As of June 30, 2012 and 2013 and September 30, 2013 (unaudited), $797, $670 and $583, respectively, of unrecognized compensation cost related to nonvested, share-based compensation remained.

12. Earnings (Loss) Per Unit

Earnings per unit reflect application of the two-class method. All classes of units participate in distributions based on the distributions priority described in Note 11. Basic earnings per unit is computed by dividing net income available to each class by the weighted average number of units outstanding during each period. Diluted earnings per unit is calculated as net income available to each class of members of the Company, divided by the diluted weighted average number of units outstanding during the period. Diluted weighted average number of units is calculated to reflect the potential dilution pursuant to the treasury stock method. Basic and diluted earnings per unit do not include distributions in excess of net income available to each class, as they were considered to be liquidating distributions, which were not required pursuant to the LLC Agreement or the applicable agreement governing the award.

The basic and diluted loss per unit calculations for the year ended June 30, 2011 were as follows (units in thousands):

	Basic Loss per Unit			Diluted Loss per Unit
	Loss Allocation(1)	Weighted Average Units Outstanding	Loss per Unit	Loss Allocation(1)	Weighted Average Units Outstanding(2)	Loss per Unit
Class A Units	$(486)	37,000	$(0.01)	$(478)	37,000	$(0.01)
Class B Units	(51)	3,885	(0.01)	(50)	3,885	(0.01)
Class M Units	(6)	469	(0.01)	(15)	1,125	(0.01)

Net Loss	$(543)			$(543)

(1)	Net loss attributable to members of the Company is allocated to each class of units based on the distributions priority described in Note 11.
(2)	For the year ended June 30, 2011, 169 Class M Units were not included in the computation of diluted loss per unit because their inclusion would have decreased loss per unit.

The basic and diluted earnings per unit calculations for the year ended June 30, 2012 were as follows (units in thousands):

	Basic Earnings per Unit			Diluted Earnings per Unit
	Income Allocation(1)	Weighted Average Units Outstanding	Earnings per Unit	Income Allocation(1)	Weighted Average Units Outstanding(2)	Earnings per Unit
Class A Units	$9,472	36,875	$0.26	$9,377	36,875	$0.25
Class B Units	1,523	3,885	0.39	1,513	3,885	0.39
Class M Units	111	915	0.12	216	1,824	0.12

Net Income	$11,106			$11,106

(1)	Net income attributable to members of the Company is allocated to each class of units based on the distributions priority described in Note 11.
(2)	For the year ended June 30, 2012, 300 Class M Units were not included in the computation of diluted earnings per unit because their inclusion would have increased earnings per unit. In addition, 387 Class M Units vest upon a liquidity condition which is satisfied upon occurrence of a qualifying event, defined as a change in control transaction. Because these restricted units had no rights to undistributed earnings, they were excluded from basic and diluted earnings per unit.

The basic and diluted earnings per unit calculations for the year ended June 30, 2013 were as follows (units in thousands):

	Basic Earnings per Unit			Diluted Earnings per Unit
	Income Allocation(1)	Weighted Average Units Outstanding	Earnings per Unit	Income Allocation(1)	Weighted Average Units Outstanding(2)	Earnings per Unit
Class A Units	$15,714	36,742	$0.43	$15,514	36,742	$0.42
Class B Units	1,662	3,885	0.43	1,640	3,885	0.42
Class M Units	608	1,421	0.43	830	1,964	0.42

Net Income	$17,984			$17,984

(1)	Net income attributable to members of the Company is allocated to each class of units based on the distributions priority described in Note 11.
(2)	For the year ended June 30, 2013, 387 Class M Units vest upon a liquidity condition which is satisfied upon occurrence of a qualifying event, defined as a change in control transaction. Because these restricted units had no rights to undistributed earnings, they were excluded from basic and diluted earnings per unit.

The basic and diluted earnings per unit calculations for the three months ended September 30, 2012 (unaudited) were as follows (units in thousands):

	Basic Earnings per Unit			Diluted Earnings per Unit
	Income Allocation(1)	Weighted Average Units Outstanding	Earnings per Unit	Income Allocation(1)	Weighted Average Units Outstanding(2)	Earnings per Unit
Class A Units	563	36,742	$0.02	552	36,742	$0.02
Class B Units	60	3,885	0.02	58	3,885	0.02
Class M Units	16	1,042	0.02	29	1,906	0.02

Net Income	$639			$639

(1)	Net income attributable to members of the Company is allocated to each class of units based on the distributions priority described in Note 11.
(2)	For the three months ended September 30, 2012 (unaudited), 7 Class M Units were not included in the computation of diluted earnings per unit because their inclusion would have increased earnings per unit. In addition, 387 Class M Units vest upon a liquidity condition which is satisfied upon occurrence of a qualifying event, defined as a change in control transaction. Because these restricted units had no rights to undistributed earnings, they were excluded from basic and diluted earnings per unit.

The basic and diluted earnings per unit calculations for the three months ended September 30, 2013 (unaudited) were as follows (units in thousands):

	Basic Earnings per Unit			Diluted Earnings per Unit
	Income Allocation(1)	Weighted Average Units Outstanding	Earnings per Unit	Income Allocation(1)	Weighted Average Units Outstanding(2)	Earnings per Unit
Class A Units	$4,512	36,742	$0.12	$4,469	36,742	$0.12
Class B Units	477	3,885	0.12	473	3,885	0.12
Class M Units	190	1,549	0.12	237	1,949	0.12

Net Income	$5,179			$5,179

(1)	Net income attributable to members of the Company is allocated to each class of units based on the distributions priority described in Note 11.
(2)	For the three months ended September 30, 2013 (unaudited), 48 Class M Units were not included in the computation of diluted earnings per unit because their inclusion would have increased earnings per unit. In addition, 387 Class M Units vest upon a liquidity condition which is satisfied upon occurrence of a qualifying event, defined as a change in control transaction. Because these restricted units had no rights to undistributed earnings, they were excluded from basic and diluted earnings per unit.

13. Commitments and Contingencies

Repurchase Commitments

In connection with its dealers’ wholesale floor-plan financing of boats, the Company has entered into repurchase agreements with various lending institutions. The reserve methodology used to record an estimated expense and loss reserve in each accounting period is based upon an analysis of likely repurchases based on current field inventory and likelihood of repurchase. Subsequent to the inception of the repurchase commitment, the Company evaluates the likelihood of repurchase and adjusts the estimated loss reserve and related income statement account accordingly. This potential loss reserve is presented in accrued liabilities in the accompanying consolidated balance sheets. If the Company were obligated to repurchase a significant number of units under any repurchase agreement, its business, operating results and financial condition could be adversely affected.

Repurchases and subsequent sales are recorded as a revenue transaction. The net difference between the original repurchase price and the resale price is recorded against the loss reserve and presented in cost of goods sold in the accompanying consolidated income statements. Repurchase activity and related reserves were immaterial as of June 30, 2012 and 2013 and September 30, 2013 (unaudited).

Contingencies

Certain conditions may exist which could result in a loss, but which will only be resolved when future events occur. The Company, in consultation with its legal counsel, assesses such contingent liabilities, and such assessments inherently involve an exercise of judgment. If the assessment of a contingency indicates that it is probable that a loss has been incurred, the Company accrues for such contingent loss when it can be reasonably estimated. If the assessment indicates that a potentially material loss contingency is not probable but reasonably estimable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Estimates of potential legal fees and other directly related costs associated with contingencies are not accrued but rather are expensed as incurred. Except as disclosed above, management does not believe there are any pending claims (asserted or unasserted) at June 30, 2012 or 2013 or at September 30, 2013 (unaudited) that will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

Lease Commitments

In connection with a sale-leaseback transaction as of March 2008, the Company now leases its manufacturing and office facilities for $156 per month with periodic inflationary adjustments, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires March 2028, with three ten-year options to extend, at the Company’s discretion. For more information, see Note 3.

The total rental expense for the years ended June 30, 2011, 2012 and 2013 was $1,771, $1,817 and $1,889, respectively. Rental expense for the three months ended September 30, 2012 and 2013 (unaudited) was $460 and $511, respectively.

The total minimum rental commitments due were as follows:

Years Ending June 30,	As of June 30, 2013	As of September 30, 2013 (Unaudited)
2014	$1,914	$1,403
2015	1,877	1,877
2016	1,877	1,877
2017	1,877	1,877
2018	1,924	1,924
Thereafter	21,159	21,159

	$30,628	$30,117

14. Related Party Transactions

On July 11, 2012, the Company reinstated certain payment provisions of a management agreement with an equity sponsor. Under the terms of the management agreement, as amended, the Company agreed to pay a management fee of $1,831 for periods prior to June 30, 2012, $250 for the period July 1, 2012 through December 31, 2012 and $750 per annum beginning January 1, 2013, all of which is payable in advance. Total payments associated with the management services for the years ended June 30, 2011, 2012 and 2013 and the three months ended September 30, 2012 and 2013 (unaudited) were $0, $0, $2,831, $2,081 and $0, respectively, all of which are recorded as general and administrative expense.

15. Segment Reporting

The Company operates as one operating segment—the manufacturing, distribution, marketing and sale of performance sport boats. The Company considers an operating segment to be a component of an entity for which discrete financial information is available for such component and the operating results for such segment are regularly reviewed by the chief operating decision maker (“CODM”), as defined by FASB ASC Topic 280, “Segment Reporting,” to assess performance and allocate Company resources. The Company’s Chief Executive Officer serves as the CODM. The Company relied upon the following factors in determining that it operates as a single operating segment: (i) the similar nature of the products sold by the Company; (ii) the centralized production and management structure of the Company, which supports all marketing, selling and customer service efforts worldwide; and (iii) the consolidated nature of the reports reviewed by the CODM for purposes of assessing the Company’s performance and allocating its resources.

16. Subsequent Events

The Company evaluated all events or transactions that occurred after the balance sheet dates of June 30, 2013 and September 30, 2013 through December 13, 2013, the date these financial statements were available to be issued.

On November 1, 2013, the Company granted 1,986 Class M Units to certain members of management subject to the terms of the LLC Agreement, which include among other things, repurchase rights and transferability. Distributions are made to each holder of the Class M Units in proportion to the holder’s ownership percentage, subject to distribution threshold amounts, pursuant to the terms of each individual Class M membership unit agreement. Under these agreements, all the Class M Units will vest either (i) on the six-month anniversary following the occurrence of a qualifying event, defined as a change in control transaction, or (ii) in the event of an initial public offering, one-third on each of the first three anniversaries of September 30, 2013. The fair value of the Class M Units issued on November 1, 2013 was $3,189. The fair value was calculated using the Probability-Weighted Expected Return Method under which the Company’s enterprise value was estimated at the date of potential future outcomes, such as an initial public offering, strategic sale, staying private or liquidation. In connection with such estimation, each potential outcome is weighted according to the likelihood of such potential future outcome occurring.

GLOSSARY OF SELECTED TERMS

Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

“Hull” refers to the main body of the boat, including the bottom and sides.

“Inboard boat” refers to a boat in which a fixed motor is attached to the inside of the hull, the shaft and propeller are fixed, the propeller is located underneath the boat, and the boat is maneuvered by means of a rudder mounted behind the propeller.

“Jet boat” refers to an inboard boat that is propelled by a water jet instead of a propeller, where water is drawn from under the boat into a pump inside the boat and expelled through a nozzle at the stern of the boat, and the boat is maneuvered by directing the thrust provided by the nozzle.

“Outboard boat” refers to a boat for which the motor and propeller are a single unit that is mounted on the transom of the boat, but are independent of the hull, where the boat is maneuvered by turning the entire motor and directing the thrust provided by the propeller.

“Picklefork bow design” refers to a boat shape characterized by a bow that comes to two forward points on opposite sides of the boat centerline, as opposed to a traditional bow boat with a single forward point on the centerline, whose functions include creating more seating room in the bow of the boat and the potential for a front entry-point between the two forward points.

“Power Wedge” refers to our technology that enables boaters to customize the size and shape of the boat’s wake by maneuvering an electronically controlled foil located at the bottom of the transom of a boat.

“Stern” refers to the rear or aft-most part of a boat.

“Sterndrive boat” refers to an inboard/outboard boat for which a fixed motor is located inside the hull and the rear unit is located outside the hull of the boat producing directional thrust via a propeller.

“Surf Gate” refers to our technology that allows users to surf on either side of the boat’s wake by maneuvering electronically controlled panels located on the outside of the transom of a boat to deflect water traveling past the stern.

“Tower” refers to a part of a boat that is mounted to both sides of the boat and extends above the boat for attaching a towline for wakeboarding behind the boat, allowing wakeboarders to elevate their jumps. Wakeboards, speakers, lighting and other equipment can be mounted on a boat’s tower.

“Transom” refers to the surface that forms the stern of a boat.

A-1

LIFE WITHOUT LIMITS

7,142,858 Shares

Class A Common Stock

Prospectus

RAYMOND JAMES	WELLS FARGO SECURITIES

SUNTRUST ROBINSON HUMPHREY	BMO CAPITAL MARKETS

Until February 24, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade in Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

January 30, 2014